SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	November	2007
Commission File Number	000-51034

ACE Aviation Holdings Inc.
(Translation of registrant’s name into English)

5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________

Document Index

Documents

1.	Quarter 3 2007 Interim Unaudited Consolidated Financial Statements and Notes.

2.	Quarter 3 2007 Management's Discussion and Analysis of Results of Operations and Financial Condition.

3.	Form 52-109F2 Certification of Interim Filings – CEO.

4.	Form 52-109F2 Certification of Interim Filings – CFO.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on February 8, 2005 (File No.  333-122635) and on October 26, 2005 (File No.  333-129248).

 Document 1

Quarter 3 2007
Interim Unaudited
Consolidated Financial Statements
and Notes

November 8, 2007

Consolidated Financial Statements
Quarter 3 2007

Consolidated Statement of Operations

		Three Months Ended		Nine Months Ended
Unaudited		September 30		September 30
(Canadian dollars in millions except per share figures)		2007*	2006	2007*	2006

Operating revenues
Passenger		$ 2,660	$ 2,564	$ 7,148	$ 6,873
Cargo		132	157	407	460
Other		230	226	751	780
		3,022	2,947	8,306	8,113
Special charge for Aeroplan miles	note 2	-	(102)	-	(102)
		3,022	2,845	8,306	8,011

Operating expenses
Wages, salaries and benefits		558	641	1,882	1,919
Aircraft fuel		716	762	1,938	1,962
Aircraft rent		66	108	261	334
Airport and navigation fees		284	275	783	750
Aircraft maintenance, materials and supplies		85	100	348	347
Communications and information technology		71	70	216	217
Food, beverages and supplies		88	93	252	255
Depreciation, amortization and obsolescence		147	145	442	419
Commissions		54	61	164	188
Capacity purchase with Jazz	note 3	234	-	310	-
Special charge for labour restructuring	note 6	-	-	15	33
Other		379	387	1,288	1,265
		2,682	2,642	7,899	7,689

Operating income		340	203	407	322

Non-operating income (expense)
Interest income		25	33	86	84
Interest expense		(96)	(94)	(315)	(273)
Interest capitalized		24	18	88	40
Aeroplan equity investment income	note 2	15	-	35	-
Jazz equity investment income	note 3	12	-	19	-
Dilution gain – Jazz		-	-	-	220
Gain on sale of US Airways shares	note 11	4	52	8	152
Gain (loss) on disposal of assets		(2)	(4)	19	-
Gain (loss) on financial instruments recorded at fair value	note 7	(4)	(16)	24	(19)
Other		(5)	(1)	(6)	5
		(27)	(12)	(42)	209

Income before the following items		313	191	365	531

Non-controlling interest		(69)	(19)	(148)	(53)
Foreign exchange gain (loss)		104	(3)	295	117
Recovery of (provision for) income taxes
Current		(10)	-	(16)	-
Future		(114)	(66)	(226)	(138)

Income for the period		$ 224	$ 103	$ 270	$ 457

Earnings per share
Basic		$ 2.17	$ 1.01	$ 2.61	$ 4.49
Diluted		$ 1.84	$ 0.95	$ 2.48	$ 4.11

The accompanying notes are an integral part of the interim consolidated financial statements.
*Effective March 14, 2007 the results and financial position of Aeroplan and effective May 24, 2007 the results and financial position of Jazz are not consolidated within ACE (Note 1).

Consolidated Financial Statements
Quarter 3 2007

Consolidated Statement of Financial Position
		September 30	December 31
Unaudited		2007*	2006
(Canadian dollars in millions)
ASSETS
Current
Cash and cash equivalents		$ 978	$ 1,854
Short-term investments		937	1,324
	note 16	1,915	3,178
Restricted cash		54	109
Accounts receivable		862	729
Spare parts, materials and supplies		111	307
Prepaid expenses and other current assets		153	127
Future income taxes	note 8	491	584
ACTS assets held for sale	note 16	489	-
		4,075	5,034
Property and equipment		7,150	5,989
Deferred charges		51	116
Intangible assets		596	1,643
Deposits and other assets	note 7	368	323
Future income taxes	note 8	-	336
		$ 12,240	$ 13,441

LIABILITIES
Current
Accounts payable and accrued liabilities		$ 1,367	$ 1,547
Advance ticket sales		1,217	832
Current portion of Aeroplan Miles obligation	note 2	55	58
Current portion of Aeroplan deferred revenues	note 2	-	799
Current portion of long-term debt and capital leases	note 4	367	367
Current taxes payable	note 8	-	345
ACTS liabilities held for sale	note 16	164	-
		3,170	3,948
Long-term debt and capital leases	note 4	3,696	3,759
Convertible preferred shares		177	166
Future income taxes	note 8	68	136
Pension and other benefit liabilities		1,855	1,876
Aeroplan deferred revenues	note 2	-	801
Other long-term liabilities	note 2	592	483
		9,558	11,169

Non-controlling interest		744	695

SHAREHOLDERS’ EQUITY
Share capital and other equity	note 9	338	742
Contributed surplus	note 2	520	25
Retained earnings		1,085	810
Accumulated other comprehensive income (loss)	note 1	(5)	-
		1,938	1,577
		$ 12,240	$ 13,441
The accompanying notes are an integral part of the interim consolidated financial statements.
*Effective March 14, 2007 the results and financial position of Aeroplan and effective May 24, 2007 the results and financial position of Jazz are not consolidated within ACE (Note 1).

Consolidated Financial Statements
Quarter 3 2007

Consolidated Statement of Changes in Shareholders’ Equity
		Nine Months Ended	Year Ended	Nine Months Ended
Unaudited		September 30	December 31	September 30
(Canadian dollars in millions)		2007	2006	2006
Share capital
Common shares, beginning of period		$ 2,188	$ 2,231	$ 2,231
Distributions of Aeroplan and Jazz units	note 10	(426)	(59)	(59)
Issue of shares through stock options exercised		22	16	3
Common shares, end of period		1,784	2,188	2,175
Convertible preference shares		117	117	117
Convertible notes		92	92	92
Adjustment to shareholders’ equity, beginning of period		(1,655)	(1,693)	(1,693)
Adjustment to fresh start provisions		-	38	23
Adjustment to shareholders’ equity, end of period		(1,655)	(1,655)	(1,670)
Total share capital		338	742	714
Contributed surplus
Balance, beginning of period		25	19	19
Fair value of stock options issued to Corporation
employees recognized as compensation expense		12	13	7
Fair value of exercised stock options to share capital		-	(7)	-
Aeroplan negative investment	note 2	483	-	-
Total contributed surplus		520	25	26
Retained earnings
Balance, beginning of period		810	402	402
Cumulative effect of adopting new accounting policies	note 1	5	-	-
		815	402	402
Net income for the period		270	408	457
		1,085	810	859
Accumulated other comprehensive income (loss)
Balance, beginning of period		-	-	-
Cumulative effect of adopting new accounting policies	note 1	(7)	-	-
Other comprehensive income		2	-	-
		(5)	-	-
Total retained earnings and accumulated other comprehensive income (loss)		1,080	810	859
Total shareholders’ equity		$ 1,938	$ 1,577	$ 1,599

Consolidated Statement of Comprehensive Income
		Three Months Ended		Nine Months Ended
Unaudited		September 30		September 30
(Canadian dollars in millions)		2007*	2006	2007*	2006
Comprehensive income
Net income for the period		$ 224	$ 103	$ 270	$ 457
Other comprehensive income, net of taxes:
Net change in unrealized loss on US Airways securities	note 11	-	-	(8)	-
Reclassification of realized gains on US Airways
securities to income	note 11	(4)	-	(11)	-
Net change in unrealized gains on fuel derivatives
under hedge accounting	note 7	11	-	25	-
Reclassification of net realized (gains) losses on fuel
derivatives to income	note 7	(3)	-	7	-
Equity adjustment from foreign currency translation	note 12	(4)	-	(11)	-
		-	-	2	-
Total comprehensive income		$ 224	$ 103	$ 272	$ 457
The accompanying notes are an integral part of the interim consolidated financial statements.
*Effective March 14, 2007 the results and financial position of Aeroplan and effective May 24, 2007 the results and financial position of Jazz are not consolidated within ACE (Note 1).

Consolidated Financial Statements
Quarter 3 2007

Consolidated Statement of Cash Flows
		Three Months Ended		Nine Months Ended
Unaudited		September 30		September 30
(Canadian dollars in millions)		2007*	2006	2007*	2006
Cash flows from (used for)
Operating
Income for the period		$ 224	$ 103	$ 270	$ 457
Adjustments to reconcile to net cash from operations
Depreciation, amortization and obsolescence		147	145	442	419
Dilution gain – Jazz		-	-	-	(220)
Gain on sale of US Airways shares		(4)	(52)	(8)	(152)
Loss (gain) on disposal of assets	note 11	2	4	(19)	-
Foreign exchange (gain) loss		(139)	1	(326)	(129)
Future income taxes		114	66	226	138
Excess of employee future benefit funding over expense		(32)	(63)	(170)	(131)
Decrease (increase) in accounts receivable		(38)	(49)	(131)	(192)
Decrease (increase) in spare parts, materials and supplies		(32)	12	(29)	47
Increase (decrease) in accounts payable and accrued liabilities		8	120	(31)	175
Increase (decrease) in advance ticket sales, net of restricted cash		(173)	(265)	256	136
Decrease in Aeroplan Miles obligation		(17)	(26)	(63)	(83)
Increase (decrease) in Aeroplan deferred revenues		-	52	(2)	97
Aircraft lease payments (in excess of) less than rent expense		(1)	(5)	(10)	(13)
Special charge for Aeroplan miles		-	102	-	102
Unrealized period change in fair value of derivatives	note 7	23	11	(9)	15
Capitalized interest		(24)	(18)	(88)	(40)
Non-controlling interest		69	18	139	39
Other		(19)	3	50	61
		108	159	497	726
Financing
Issue of common shares		2	-	21	3
Issue of Jazz units		-	-	-	218
Aircraft and facility related borrowings	note 4	449	99	1,093	321
Credit facility borrowings – Jazz		-	-	-	113
Reduction of long-term debt and capital lease obligations		(138)	(58)	(305)	(207)
Reduction of non-controlling interest	note 4	-	-	(36)	-
Distributions paid to non-controlling interests		-	(14)	(25)	(36)
Other		(1)	-	(2)	-
		312	27	746	412
Investing
Short-term investments		124	(372)	(15)	(523)
Acquisition of Aeroman, net of cash	note 12	-	-	(53)	-
Proceeds from sale of Jazz units		-	-	-	14
Sale of US Airways shares	note 11	16	74	16	232
Additions to capital assets		(588)	(213)	(1,699)	(692)
Proceeds from sale of assets	note 11	16	40	61	40
Deconsolidation of Aeroplan cash	note 2	-	-	(231)	-
Deconsolidation of Jazz cash	note 3	-	-	(138)	-
Cash collateralization of letters of credit		(4)	(11)	8	(15)
Other	note 7	(47)	(12)	(68)	(12)
		(483)	(494)	(2,119)	(956)
Increase (decrease) in cash and cash equivalents		(63)	(308)	(876)	182
Cash and cash equivalents, beginning of period		1,041	2,055	1,854	1,565
Cash and cash equivalents, end of period		$ 978	$ 1,747	$ 978	$ 1,747
Cash payments of interest		$ 59	$ 57	$ 190	$ 194
Cash payments of income taxes		$ 3	$ 1	$ 12	$ 1
Cash and cash equivalents exclude Short-term investments of $937 as at September 30, 2007 ($1,139 as at September 30, 2006).
The accompanying notes are an integral part of the interim consolidated financial statements.
*Effective March 14, 2007 the results and financial position of Aeroplan and effective May 24, 2007 the results and financial position of Jazz are not consolidated within ACE (Note 1).

Notes to the Consolidated Financial Statements
Quarter 3 2007

For the period ended September 30, 2007
(currencies in millions – Canadian dollars)

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES

ACE Aviation Holdings Inc. ("ACE"), which was incorporated on June 29, 2004, is an investment holding company of various aviation interests. Reference to the "Corporation" in the following notes to the consolidated financial statements refers to, as the context may require, ACE and its aviation interests collectively, ACE and one or more of its aviation interests, one or more of ACE’s aviation interests, or ACE itself.

ACE has four reportable segments: Air Canada, Aeroplan Limited Partnership (“Aeroplan”) up to March 14, 2007, Jazz Air LP (“Jazz”) up to May 24, 2007, and ACTS LP (“ACTS”).

As at September 30, 2007, ACE holds:
-	a 75.0% direct ownership interest in Air Canada;
-
a 31.1% indirect ownership interest in Aeroplan through its holding of Aeroplan Income Fund units. As detailed in Note 16, subsequent to September 30, 2007, ACE has reduced its ownership in Aeroplan to 20.1%;

-
a 49.0% indirect ownership interest in Jazz through its holding of Jazz Air Income Fund units.  As detailed in Note 16 subsequent to September 30, 2007, ACE has reduced its ownership in Jazz to 20.1%; and

-
a 100% direct ownership interest in ACTS. As detailed in Note 16, subsequent to September 30, 2007, ACE completed the monetization of ACTS and effective October 16, 2007 holds a 23.0% interest in the New ACTS.  The “New ACTS” refers to ACTS post the monetization.

The unaudited interim consolidated financial statements for the Corporation are based on the accounting policies consistent with those disclosed in Note 2 to the 2006 annual consolidated financial statements of the Corporation, with the exception of the changes in accounting policy described below in Changes in Accounting Policy.

In accordance with Canadian generally accepted accounting principles (“GAAP”), these interim financial statements do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the 2006 annual consolidated financial statements of ACE. In management’s opinion, the financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

The demand for services experienced within the segments of the Corporation varies over the calendar year. The Air Canada and Jazz segments have historically experienced greater demand in the second and third quarters as a result of the high number of leisure travelers with the preference to travel during the spring and summer months. Both segments have substantial fixed costs in their structures that do not fluctuate with passenger demand and load factors.  The ACTS segment has experienced lower activity in Quarter 3 as the high demand for travel during the summer months results in airlines scheduling their maintenance service outside of that peak travel period.

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.

ACCOUNTING FOR AEROPLAN

Effective March 14, 2007 as a result of the special distribution of Aeroplan Income Fund units, and the conversion of ACE’s remaining Aeroplan LP units into units of Aeroplan Income Fund, the Corporation’s results in these interim consolidated financial statements include the consolidation of Aeroplan operations only up to the date of distribution.  From the date of distribution the investment that ACE has in Aeroplan is accounted for using the equity method (Note 2).

Notes to the Consolidated Financial Statements
Quarter 3 2007

ACCOUNTING FOR JAZZ

Prior to the distribution of units on May 24, 2007 Air Canada consolidated Jazz as a variable interest entity (“VIE”).  As a result of the Corporation’s distribution of units of Jazz Air Income Fund on May 24, 2007, ACE’s ownership interest in Jazz Air Income Fund was reduced from 58.8% to 49.0%.  Jazz Air Income Fund holds all of the outstanding units of Jazz.  Effective May 24, 2007 Jazz Air Income Fund was deemed to be the primary beneficiary of Jazz under AcG-15 Consolidation of Variable Interest Entities, and accordingly it consolidates Jazz from that date.

These interim consolidated financial statements include the consolidation of Jazz operations up to the date of the May 24, 2007 distribution and from that point the investment that ACE has in Jazz is accounted for using the equity method (Note 3).

CHANGES IN ACCOUNTING POLICY

On January 1, 2007, the Corporation adopted CICA accounting handbook section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments – Disclosure and Presentation, section 3865, Hedges, section 1530, Comprehensive Income, section 3251, Equity, and Emerging Issues Committee Abstract 164, Convertible and Other Debt Instruments with Embedded derivatives (“EIC-164”).

Financial Instruments

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated statement of financial position when the Corporation becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods is dependent upon the classification of the financial instrument as held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities. The held-for-trading classification is applied when an entity is “trading” in an instrument or alternatively the standard permits that any financial instrument be irrevocably designated as held-for-trading. The held-to-maturity classification is applied only if the asset has specified characteristics and the entity has the ability and intent to hold the asset until maturity. An asset can be classified as available-for-sale when it has not been classified as trading or held-to-maturity. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in non-operating income. Financial assets classified as held-to-maturity, loans and receivables, or other financial liabilities are measured at amortized cost using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in Other Comprehensive Income (“OCI”) as described below. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments are recorded on the consolidated statement of financial position at fair value, including those derivatives that are embedded in financial or non-financial contracts. Changes in the fair values of derivative instruments are recognized in non-operating income (loss) with the exception of derivatives designated in effective cash flow hedges, as further described below.

For financial instruments measured at amortized cost, transaction costs or fees, premiums or discounts earned or incurred are recorded, at inception, net against the fair value of the financial instrument. Interest expense is recorded using the effective interest method. For any guarantee issued that meets the definition of a guarantee pursuant to Accounting Guideline 14, Disclosure of Guarantees, the inception fair value of the obligation relating to the guarantee is recognized and amortized over the term of the guarantee. It is the Corporation’s policy to not remeasure the fair value of the financial guarantee unless it qualifies as a derivative.

The Corporation has implemented the following classifications:
-	Cash and cash equivalents are classified as held-for-trading and any period change in fair value is recorded through net income.

Notes to the Consolidated Financial Statements
Quarter 3 2007

-	Accounts receivable are classified as loans and receivables and are measured at amortized cost using the effective interest rate method.
-	Accounts payable, credit facilities, and bank loans are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method.
-	The equity investment in US Airways Group, Inc. that ACE holds is classified as available-for-sale and unrealized period changes in fair value are recorded in OCI.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The purpose of the section is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows.

Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

Air Canada has designated its fuel derivatives as cash flow hedges. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in non-operating income. Upon maturity of the fuel derivatives, the effective gains and losses previously recognized in Accumulated OCI (“AOCI”) are recorded in Fuel expense.

When hedge accounting is discontinued, the amounts previously recognized in Accumulated OCI are reclassified to fuel expense during the periods when the variability in the cash flows of the hedged item affects net income.

Comprehensive Income

Section 1530 introduces Comprehensive Income, which consists of Net Income and OCI. OCI represents changes in Shareholders’ equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive income, but excluded from net income. Period changes in the fair value of the effective portion of cash flow hedging instruments are recorded in OCI. Commencing in Quarter 1 2007, these interim consolidated financial statements include the consolidated statement of comprehensive income; items affecting OCI are recorded prospectively commencing from January 1, 2007 including the transition adjustments noted below. Cumulative changes in OCI are included in AOCI, which is presented as a new category within Shareholders’ equity on the consolidated statement of financial position. OCI and AOCI are presented net of tax.

Equity

Section 3251 establishes standards for the presentation of equity and the changes in equity during the period.

Impact Upon Adoption

In accordance with the transitional provisions of the standards, prior periods have not been restated for the adoption of these new accounting standards.

The transition adjustments attributable to the remeasurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges, were recognized in the opening Retained earnings of the Corporation as at January 1, 2007. Adjustments arising from remeasuring financial assets classified as available-for-sale at fair value were recognized in opening AOCI as at that date.

For the Corporation’s fuel-hedging relationship classified as a cash flow hedge, which qualifies for hedge accounting under the new standard, the effective portion of any gain or loss on the hedging instruments was recognized in AOCI and the cumulative ineffective portion was included in the opening Retained earnings of the Corporation as at January 1, 2007.

Notes to the Consolidated Financial Statements
Quarter 3 2007

Upon adoption the Corporation recorded the following adjustments to the consolidated statement of financial position:

Increase (decrease)

Deposits and other assets	$ 23
Future income taxes ($6, net of valuation allowance $6)	-
Deferred charges	(29)
Intangible Assets	(3)
Accounts payable and accrued liabilities	19
Long-term debt and capital leases	(30)
Non-controlling interest	4
Retained earnings, net of nil tax	5
Accumulated other comprehensive income (loss), net of tax of $4	(7)

Convertible and Other Debt Instruments with Embedded Derivatives

EIC-164 provides guidance on whether an issuer of certain types of convertible debt instruments should classify the instruments as liabilities or equity, whether the instruments contain any embedded derivatives, and how the instruments should be accounted for and presented. The guidance also addresses earnings per share implications. The Corporation has adopted this guidance in Quarter 1 2007 to financial instruments accounted for in accordance with section 3855. There is no financial statement impact as a result of the adoption of this standard.

Accounting for Uncertainty in Income Taxes (FIN 48)

For US GAAP reporting, new standards from the Financial Accounting Standards Board (FASB) became effective on January 1, 2007 for the Corporation. FIN 48, Accounting for Uncertainty in Income Taxes, is an interpretation of FASB statement 109, Accounting for Income Taxes, that clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Implementation of this standard is reflected in the Corporation’s reconciliation of Canadian GAAP to US GAAP commencing in Quarter 2 2007 (Note 15).

FUTURE ACCOUNTING CHANGES

Capital Disclosures and Financial Instruments – Presentation and Disclosure

The CICA issued three new accounting standards: section 1535, Capital Disclosures, section 3862, Financial Instruments – Disclosures, and section 3863, Financial Instruments – Presentation. These new standards will be effective for fiscal years beginning on or after October 1, 2007, and the Corporation will adopt them on January 1, 2008. The Corporation is in the process of evaluating the disclosure and presentation requirements of the new standards, however, it is not anticipated that the results of the Corporation will be affected.

Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity’s objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Notes to the Consolidated Financial Statements
Quarter 3 2007

Inventories

The CICA issued section 3031, Inventories, which will replace section 3030, Inventories. This new standard is effective for fiscal years beginning on or after July 1, 2007, and the Corporation will adopt this section on January 1, 2008.  Section 3031 provides more extensive guidance on measurement, and expands disclosure requirements to increase transparency.  The Corporation’s accounting policy for inventories is currently consistent with measurement requirements in the new standard, however, additional disclosures will be required in relation to inventories carried at net realizable value, the amount of inventories recognized as an expense, and the amount of any write downs of inventories.

Notes to the Consolidated Financial Statements
Quarter 3 2007

2. ACCOUNTING FOR AEROPLAN

As a result of the distribution of units of Aeroplan Income Fund on March 14, 2007, ACE’s ownership interest in Aeroplan was reduced to 40.1%, indirectly through the direct interest ACE has in Aeroplan Income Fund, which holds 100% of Aeroplan. As of the distribution date, ACE no longer consolidates the results and financial position of Aeroplan.  On May 24, 2007, ACE’s ownership interest in Aeroplan was further reduced to 31.1%  through a distribution of units (Note 10) and subsequent to September 30, 2007 the ownership interest was further reduced to 20.1% through a sale of units (Note 16).

The consolidated statement of operations includes $35 of equity income from the Aeroplan investment which represents the results of operations from the distribution date ($15 for Quarter 3 2007).

The consolidated statement of financial position as at September 30, 2007 does not include the financial position of Aeroplan. The comparative December 31, 2006 consolidated statement of financial position included the following items:
-	cash and cash equivalents of $167, short-term investments of $453 and other current assets of $72;
-	long-lived assets of $373;
-	current liabilities of $670;
-	long-term debt of $300; and
-	Aeroplan long-term deferred revenues of $801.

Immediately prior to the distribution on March 14, 2007, ACE’s net investment in Aeroplan was $(710), which was negative due to accumulated distributions to ACE in excess of income and capital invested, net of fair value adjustments recorded upon the application of fresh start reporting. Subsequent to the distribution on March 14, 2007, ACE's 40.1% proportionate interest in the accumulated deficit of Aeroplan LP was $284.  ACE has retained this negative investment of $284 and reflected the amount in other long term liabilities.  As a result, the difference between the net investment prior to and after the distribution has been recorded as a credit to Contributed Surplus in the amount of $426.  As described in Note 10, the May 24 distribution of Aeroplan units resulted in a further reduction to the negative investment in Aeroplan of $63 with a credit to contributed surplus of $57 and a reduction to interest expense of $6 for a total credit to contributed surplus of $483 for the six months ended June 30, 2007.

The year to date cash flow impact to ACE of deconsolidating Aeroplan of $231 reflects the Aeroplan cash being removed from the consolidated statement of financial position of ACE and is classified as a cash outflow from investing activities.

The Corporation has various related party transactions after removing Aeroplan from the consolidation of ACE and these transactions are recorded at the exchange amount. Related party trade balances arise from the provision of services, as outlined in the table below, and the allocation of employee related costs.

The related party balances between Aeroplan and the Corporation were as follows:

September 30
($ millions)	2007
Accounts receivable (Air Canada)	$ 35
Distribution receivable (ACE)	4
Total Receivable	$ 39

Notes to the Consolidated Financial Statements
Quarter 3 2007

The related party revenues and expenses to Air Canada with Aeroplan for the three months ended September 30, 2007 and the period from March 14, 2007 to September 30, 2007 are summarized as follows:

	Three months ended September 30	Period ended September 30
($ millions)	2007	2007
Revenues
Revenues from Aeroplan related to Aeroplan rewards	$ 117	$ 246
Cost of Aeroplan Miles purchased from Aeroplan	(56)	(140)
Property rental revenues from related parties	4	9
	$ 65	$ 115
Expenses
Call centre management and marketing fees for services from Aeroplan	$2	$4
Recovery of wages, salary and benefit expense for employees assigned to Aeroplan	(13)	(30)
	$ (11)	$ (26)

AEROPLAN MILES OBLIGATION

In 2001, Air Canada established Aeroplan as a limited partnership wholly owned by Air Canada.  The Aeroplan loyalty program was previously a division of Air Canada.

Under the Commercial Participation and Services Agreement (CPSA) between Air Canada and Aeroplan, Air Canada retained responsibility for the 103 billion Miles to be redeemed from accumulations up to December 31, 2001.  Aeroplan assumed responsibility for all Miles issued beginning January 1, 2002.  On December 31, 2001, there were 171 billion Miles outstanding of which, after considering breakage, management estimated that 103 billion Miles would be redeemed.

In 2006, with the assistance of independent actuaries, management of Air Canada and Aeroplan re-estimated the number of Miles expected to be redeemed from accumulations up to December 31, 2001.  As a result, management of Air Canada and Aeroplan concluded that they expected that 112 billion Miles would be redeemed compared to the original estimate of 103 billion.  Pursuant to the terms of the CPSA, dated June 9, 2004, as amended, the management of Air Canada and Aeroplan agreed to further amend the terms of the CPSA.  Effective October 13, 2006, by amendment, Air Canada assumed responsibility for the redemption of up to 112 billion Miles and, as a result, recorded a special charge of $102 for the incremental 9 billion Miles against Operating revenues in Quarter 3, 2006 and increased Aeroplan deferred revenues.  This amendment to the CPSA represented full and final settlement with Aeroplan of Air Canada’s obligations for the redemption of pre-2002 Miles.  Aeroplan is responsible for any redemption of Miles in excess of the re-estimated 112 billion Miles.  The amount of the additional liability was determined by valuing the incremental Miles at fair value.

Notes to the Consolidated Financial Statements
Quarter 3 2007

3. ACCOUNTING FOR JAZZ

As a result of the distribution of units of Jazz Air Income Fund on May 24, 2007, ACE’s ownership interest in Jazz was reduced from 58.8% to 49.0%, which is held indirectly through the direct interest ACE has in Jazz Air Income Fund, which holds 100% of Jazz. As of the distribution date, ACE no longer consolidates the results and financial position of Jazz. Subsequent to September 30, 2007, through a sale of units, ACE’s ownership interest was further reduced to 20.1% (Note 16).

The consolidated statement of operations includes $19 of equity income from the Jazz investment which represents the results of operations from May 24, 2007 ($12 for Quarter 3 2007).

The consolidated statement of financial position as at September 30, 2007 does not include the financial position of Jazz. The comparative December 31, 2006 consolidated statement of financial position included the following items:
-	cash and cash equivalents of $135, and other current assets of $109;
-	long-lived assets of $239;
-	current liabilities of $213;
-	long-term debt of $115; and
-	other long term liabilities of $71.

As at May 24, 2007, ACE’s net investment in Jazz was $42.

The year to date cash flow impact to ACE of deconsolidating Jazz of $138 reflects the Jazz cash being removed from the consolidated statement of financial position of ACE and is classified as a cash outflow from investing activities.

The Corporation has various related party transactions after removing Jazz from the consolidation of ACE.  These transactions are recorded at the exchange amount. Related party trade balances arise from the provision of services, as outlined in the table below.

The related party balances between Jazz and the Corporation were as follows:

($ millions)	September 30, 2007
Accounts receivable (Air Canada / ACTS)	$ 110
Distribution receivable (ACE)	5
Accounts payable (Air Canada)	(70)
Net Receivable	$ 45

The related party revenues and expenses with Jazz for the three months ended September 30, 2007 and for the period from May 24, 2007 to September 30, 2007 are summarized as follows:

($ millions)	Three months ended September 30, 2007	Period ended September 30, 2007
Revenues
Revenues from Corporate services and other (Air Canada)	$ 4	$ 5
Ground handling revenues from Jazz (Air Canada)	13	17
Maintenance revenues from Jazz (ACTS)	18	21
Aircraft sub lease revenues from Jazz (Air Canada)	7	8
Property rental revenues with Jazz (Air Canada)	2	3
	$ 44	$ 54
Expenses (Air Canada)
Expense from Capacity Purchase Agreement with Jazz	$ 234	$ 310
Pass-through fuel expense from Jazz	84	113
Pass-through airport user fees from Jazz	54	71
Pass-through other expense from Jazz	5	7
Other expenses from Jazz	2	2
	$ 379	$ 503

Notes to the Consolidated Financial Statements
Quarter 3 2007

In addition to the above revenues and expenses with Jazz, Air Canada transfers fuel inventory and subleases certain aircraft to Jazz on a flow through basis, which are reported net on Air Canada’s consolidated statement of operations.

Notes to the Consolidated Financial Statements
Quarter 3 2007

4. LONG-TERM DEBT AND CAPITAL LEASES

ACE CONVERTIBLE SENIOR NOTES

In connection with the distributions of units of Aeroplan Income Fund and Jazz Air Income Fund to the shareholders of ACE (Note 10), the conversion rate of the 4.25% Convertible Senior Notes, due 2035 (“Convertible Notes”) to Class A variable voting shares (if the holder is not a Canadian) or Class B voting shares (if the holder is Canadian) per $1,000 principal amount of Convertible Notes, has been adjusted.

As a result of the January 10, 2007 distribution the conversion rate was adjusted from 22.2838 to 27.6987, effective January 27, 2007. As a result of the March 14, 2007 distribution the conversion rate was adjusted from 27.6987 to 32.5210, effective March 31, 2007.  As a result of the May 24, 2007 distribution the conversion rate was adjusted from 32.5210 to 37.6879, effective June 12, 2007.

All the adjustments described above during 2007 were determined in accordance with the terms of indenture governing the Convertible Notes.

AIR CANADA AIRCRAFT FINANCING

On April 19, 2007, Air Canada received a final commitment for loan guarantee support, subject to the fulfillment of certain terms and conditions, from the Export-Import Bank of the United States (“EXIM”) covering seven Boeing 777 aircraft under Air Canada’s purchase agreement with Boeing (the “Boeing Purchase Agreement”), to be delivered in 2007.  During the nine months ended September 30, 2007 Air Canada took delivery of seven Boeing 777 aircraft, six of which were purchased under the Boeing Purchase Agreement and financed under the loan guarantee support provided by EXIM, the other one being subject to an operating lease agreement with International Lease Finance Corporation (“ILFC”).  An eighth Boeing 777 aircraft is expected for delivery in Quarter 4 2007; it will be the final of the seven Boeing 777 aircraft purchased under the Boeing Purchase Agreement and  financed under the loan guarantee support provided by EXIM and to be delivered in 2007.

The following table summarizes the loans, which are secured by the delivered aircraft, related to the acquisition of Boeing aircraft financed under the loan guarantee support provided by EXIM:

	Number of	Interest		Original US$	Original CDN$
	Aircraft	Rate	Maturity	Loan Amount	Loan Amount
Quarter 3 2007
Boeing 777	2	5.493%	2019	$ 203	$ 214
Quarter 2 2007
Boeing 777	4	5.435%	2019	$ 415	$ 441
Total	6			$ 618	$ 655

The interest rate above represents the weighted average fixed interest rate on the loans.

The following table summarizes the principal repayment requirements (in CDN$) of the Boeing aircraft financing obtained during the nine month period ended September 30, 2007:

	Remainder
	of 2007	2008	2009	2010	2011	2012
Boeing aircraft
financing	$ 13	$ 51	$ 51	$ 51	$ 51	$ 51

Notes to the Consolidated Financial Statements
Quarter 3 2007

The following table summarizes the loans, which are secured by the delivered aircraft, that the Corporation drew during the nine month period ended September 30, 2007 to finance the acquisition of Embraer aircraft:

	Number of	Interest		Original US$	Original CDN$
	Aircraft	Rate	Maturity	Loan Amount	Loan Amount
Quarter 3 2007
Embraer 190	8	7.135%	2019	$ 180	$ 186
Quarter 2 2007
Embraer 190	4	7.161%	2019	$ 90	$ 96
Quarter 1 2007
Embraer 190	4	6.813%	2019	$ 90	$ 105
Total	16			$ 360	$ 387

The interest rates above represent the weighted average fixed interest rate on the loans.

The following table summarizes the principal repayment requirements (in CDN$) of the Embraer aircraft financing obtained during the nine month period ended September 30, 2007:

	Remainder
	of 2007	2008	2009	2010	2011	2012
Embraer aircraft
financing	$ 4	$ 16	$ 17	$ 18	$ 21	$ 24

Reduction in Non-controlling Interest

During Quarter 1 2007 Air Canada refinanced five CRJ aircraft and the refinancing included a payment of the non-controlling interest portion of the leasing arrangement to third parties of $36.

Notes to the Consolidated Financial Statements
Quarter 3 2007

5. POST-EMPLOYMENT EXPENSES

The Corporation has recorded pension and other employee future benefits expense as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006

Pension benefit expense	$ 34	$ 47	$ 109	$ 138
Other employee future benefit expense	26	28	79	83
	$ 60	$ 75	$ 188	$ 221
Amount charged to Aeroplan	(1)	-	(3)	-
Net pension benefit and other employee benefits expense	$ 59	$ 75	$ 185	$ 221

Notes to the Consolidated Financial Statements
Quarter 3 2007

6. LABOUR RELATED PROVISIONS

The following table outlines the changes to labour related provisions which are included in long-term employee liabilities for balances that existed upon the implementation of fresh start reporting on September 30, 2004 (current portion included in Accounts payable and accrued liabilities):

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006
Beginning of period	$ 53	$ 122	$ 77	$ 144
Interest accretion	1	2	4	7
Amounts disbursed	(10)	(12)	(33)	(39)
Adjustment (see below)	-	(23)	-	(23)
Deconsolidation of Jazz (note 1)	-	-	(4)	-
End of period	44	89	44	89
Current portion	(12)	(32)	(12)	(32)
	$ 32	$ 57	$ 32	$ 57

During 2006, as a result of a review of the outstanding provisions related to programs implemented prior to September 30, 2004, it was determined that a portion of the provision amounting to $23 would no longer be required and was adjusted during Quarter 3 2006. The amount reversed has been applied as an adjustment to shareholders’ equity.

The following table outlines the changes to labour related provisions which are included in long-term employee liabilities for balances that have been created subsequent to the implementation of fresh start reporting on September 30, 2004 (current portion included in Accounts payable and accrued liabilities):

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006
Beginning of period	$ 44	$ 43	$ 32	$ 13
Special charge for labour restructuring:
2007 ACTS workforce reduction	-	-	15	-
2006 non-unionized reduction	-	-	-	33
Charges recorded in wages, salaries and benefits	5	3	16	6
Amounts disbursed	(6)	(4)	(20)	(10)
End of period	43	42	43	42
Current portion	(24)	(32)	(24)	(32)
	$ 19	$ 10	$ 19	$ 10

The Corporation offers severance programs to certain employees from time to time. The cost of these programs is recorded within operating expenses.

During the nine months ended September 30, 2007, under special charges for labour restructuring, a charge of $15 was recorded in the ACTS segment for the workforce reduction announced as a result of the termination of a heavy maintenance contract at ACTS.  This workforce reduction will be completed during 2007.

During Quarter 1 2006 a workforce reduction plan was announced to reduce non-unionized employee levels by 20 percent. A special charge of $28 was recorded in the Air Canada segment and $5 in ACTS in Quarter 1 2006 relating to this program. During Quarter 4 2006, the estimated cost of this plan to the Air Canada segment was revised due to the favourable impact of attrition and other factors which reduced the cost of achieving the target. As a result, the Air Canada segment recorded a reduction of $8 in Quarter 4 2006 to the special charge for labour restructuring.

Notes to the Consolidated Financial Statements
Quarter 3 2007

7. DERIVATIVE AND FINANCIAL INSTRUMENTS

Fuel Price Risk Management

The financial results of Air Canada are impacted by changes in jet fuel prices as a result of Air Canada’s inherent dependence on energy for its operations. To manage its exposure to jet fuel prices, Air Canada enters into derivative contracts with financial intermediaries for the purpose of managing volatility in operating cash flows. Air Canada uses derivative contracts on jet fuel and also on other crude oil based commodities, such as heating oil and crude oil, due to the relative limited liquidity of jet fuel derivative instruments on a medium to longer term horizon, since jet fuel is not traded on an organized futures exchange. Air Canada does not purchase or hold any derivative financial instruments for trading purposes.

Air Canada designates its fuel derivatives as hedges and applies hedge accounting as prescribed under CICA section 3865, Hedges. Designated hedging items under cash flow hedges result in all period changes in the fair value of the hedging item that are considered effective being recorded in AOCI until the underlying jet fuel is consumed. Upon maturity of the hedging item, the effective gains and losses are recorded in fuel expense. The ineffective component of the change in fair value is recorded in non-operating income (expense).

Effectiveness is defined as the extent to which changes in the fair value of a hedged item relating to a risk being hedged is offset by changes in the fair value of the corresponding hedging item. Air Canada’s accounting policy measures effectiveness based on the change in the intrinsic value of fuel derivatives compared to the change in the intrinsic value of the anticipated jet fuel purchase (based on Air Canada’s weighted average price). As Air Canada’s current policy does not take into account variables affecting fair value such as volatility and time value of money, a significant component of the change in fair value of outstanding fuel derivatives may be recorded as ineffective under the current policy.

Ineffectiveness is inherent in hedging diversified jet fuel purchases with derivative positions in crude oil and related commodities and in the differences between intrinsic values and fair market values of the derivative instruments, especially given the magnitude of volatility observed in oil market prices. As a result Air Canada is unable to predict the amount of ineffectiveness for each period. This may result, and has resulted, in increased volatility in the accounting results of Air Canada, but has no impact on the underlying cash flows.

If the hedge ceases to qualify for hedge accounting, any period change in fair value of the fuel derivative instrument is recorded in non-operating income (expense). For those fuel derivatives that do not qualify for hedge accounting, the period changes in fair value of the fuel derivative is recorded in non-operating income (expense).

During Quarter 3 2007, hedge accounting was discontinued for certain fuel hedge contracts where the hedging relationship ceased to satisfy the conditions for hedge accounting.  The value of the AOCI balance recognized in connection with these derivatives will be taken into fuel expense upon the maturity of the contracts.  During the quarter this amounted to an increase in fuel expense of $4.  Air Canada still continues to hold these derivatives as it believes they continue to be good economic hedges in managing its exposure to jet fuel prices.

Notes to the Consolidated Financial Statements
Quarter 3 2007

The following table provides the changes in fair value of derivatives designated under hedge accounting before the impact of tax during the nine month period ended September 30, 2007:

Increase (decrease)	Fair value of outstanding fuel derivatives	OCI / AOCI	Fuel expense	Non-operating income	Retained earnings	Cash on settlement	Fair value of dedesignated derivatives

January 1, 2007	$ (18)	$ (26)	$ -	$ -	$ 8	$ -	$ -
Unrealized period change in fair value	39	9	-	30	-	-	-
Realized period change on maturing contracts	14	8	8	-	-	(14)	-
March 31, 2007	$ 35	$ (9)	$ 8	$ 30	$ 8	$ (14)	$ -
Unrealized period change in fair value	6	13	-	(7)	-	-	-
Realized period change on maturing contracts	(5)	3	(3)	(7)	-	4	-
June 30, 2007	$ 36	$ 7	$ 5	$ 16	$ 8	$ (10)	$ -
Unrealized period change in fair value	6	15	-	(9)	-	-	-
Realized period change on maturing contracts	(9)	(4)	(8)	(3)	-	10	-
Dedesignation of fuel hedge contracts	(10)	-	-	-	-	-	10
September 30, 2007	$ 23	$ 18	$ (3)	$ 4	$ 8	$ -	$ 10

In summary from the table above:

•	The fair value of outstanding fuel derivatives under hedge accounting at September 30, 2007 was $23

•	The benefit to Fuel expense, as a result of fuel hedge accounting, for the third quarter of 2007 was $8 ($3 for the nine months ended September 30, 2007)

•
The Non-operating income (loss) was ($12) for the third quarter of 2007 ($4 for the nine months ended September 30, 2007).  The amount in Non-operating income (loss) represents the ineffective portion of the fair value change in items under hedge accounting.

OCI amounts for the three months ended September 30, 2007 are presented net of tax expense of $3 in the Consolidated Statement of Comprehensive Income ($12 for the nine months ended September 30, 2007).

Foreign Exchange Risk Management

Air Canada enters into certain foreign exchange forward contracts or currency swaps to manage the risks associated with foreign currency exchange rates.  As at September 30, 2007, Air Canada had entered into foreign currency forward contracts and option agreements on US$2.3 billion of future purchases in 2007, 2008, and 2009.  The fair value of these foreign currency contracts as at September 30, 2007 is $159 in favour of the counterparties (December 31, 2006 - $25 in favour of Air Canada on $503 of future purchases in 2007).  These derivative instruments have not been designated as hedges for accounting purposes.  The unrealized loss has been recorded in foreign exchange.

During Quarter 1 2007, currency swaps for five CRJ leases with third parties were settled at their fair value of $10 (which was equal to carrying value) upon the expiry of the lease term.

Notes to the Consolidated Financial Statements
Quarter 3 2007

Asset-Backed Commercial Paper (“ABCP”)

Air Canada has $37 ($32 net of a fair value adjustment) in non-bank sponsored ABCP which has been recorded in Deposits and other assets.  These investments, which were scheduled to mature during the third quarter 2007, were previously recorded in Cash and cash-equivalents and the transfer to Deposits and other assets is reflected as an investing activity on the Consolidated Statement of Cash Flows.  The restructuring deadline for the ABCP has been extended to December 2007.  There is uncertainty as to when these investments will settle and the amount of the settlement.

During Quarter 3 2007, Air Canada has recorded a charge of $5 ($3 after tax) in non-operating income (expense).  The charge is based on a number of assumptions as to the fair value of the investments including factors such as estimated cash flow scenarios and risk adjusted discount rates.  The assumptions used in estimating the fair value of the investments are subject to change, which may result in further adjustments to non-operating results in the future.

Notes to the Consolidated Financial Statements
Quarter 3 2007

8. INCOME TAXES

The following income tax related amounts appear in the Corporation’s consolidated statement of financial position.

	September 30	June 30	March 31	December 31
Asset	2007	2007	2007	2006
Future income tax asset recorded in current assets (a)	$ 491	$ 342	$ 51	$ 584
Future income tax asset (a)	-	24	214	336
	$ 491	$ 366	$ 265	$ 920

	September 30	June 30	March 31	December 31
Liability	2007	2007	2007	2006
Current tax payable (b)	$ -	$ -	$ (6)	$ (345)
Long-term tax payable (b)	(10)	-	-	-
Future income tax liability (b)	(68)	(94)	(136)	(136)
	$ (78)	$ (94)	$(142)	$ (481)

a) FUTURE INCOME TAX ASSETS

During Quarter 3 2007, the Corporation has determined that it is more likely than not that certain future income tax assets of $125, which were offset by a valuation allowance, will be realized through a combination of future reversals of temporary differences and taxable income.

During Quarter 2 2007, the Corporation had determined that it is more likely than not that certain future income tax assets of $220, which were offset by a valuation allowance, will be realized through a combination of future reversals of temporary differences and taxable income.

During Quarter 2 2007, the Corporation realized $111 of non-current future income tax assets, through the distribution of Aeroplan units and Jazz units (Note 10).

Miscellaneous adjustments reduced future income tax assets in Quarter 2 2007 by $8.

During Quarter 1 2007, future income tax assets of Air Canada of $345 (see below) were utilized to recover a current tax payable of the same amount.

During Quarter 1 2007 the Corporation realized $328 of future income tax assets through the distribution of Aeroplan units (Note 10). In addition, the Corporation realized $40 of future income tax assets through the distribution of Jazz units (Note 10) which had been offset by a valuation allowance.

Miscellaneous adjustments increased future income tax assets in Quarter 1 2007 by $18.

b) TAXES PAYABLE AND FUTURE INCOME TAXES LIABILITY

During Quarter 3 2007,  Air Canada recorded a current income tax expense of $10 resulting from the Federal and Ontario harmonization of corporate taxes.  Air Canada will have a cash tax payable of $10 that will be payable over a five year period beginning in 2009.  This amount is included in Other long-term liabilities.

During Quarter 3 2007, future income tax liabilities declined by $26 due to a reduction in the carrying value of certain intangibles and other assets with indefinite lives.  During Quarter 2 2007, future income tax liabilities declined by $42.  The reductions in the carrying values resulted from recognition of future income tax assets that existed at fresh start and for which valuation allowance was recorded.

As part of a tax loss utilization strategy that was planned in conjunction with the initial public offering of Air Canada and corporate restructuring, a current tax payable of $345 was created in 2006. This tax payable arose upon a transaction to transfer tax assets from Air Canada to ACE. This tax payable was recoverable from future income tax assets of Air Canada, and was settled during Quarter 1 2007. During Quarter 1 2007 the Air Canada segment recorded interest expense of $6 due on the tax balance prior to its recovery. This amount was recorded in Current income taxes on the consolidated statement of operations in Quarter 1.

Notes to the Consolidated Financial Statements
Quarter 3 2007

c) PROVISION FOR INCOME TAXES

Components of the provision for income taxes are as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006
Provision for income taxes before under noted items	$ (133)	$ (66)	$ (198)	$ (139)
Special distribution of Aeroplan units	-	-	(38)	(6)
Special distribution of Jazz units	-	-	(6)	-
Effect of changes in tax elections previously estimated	-	-	(17)	-
Impact of Ontario tax harmonization (Air Canada)	(10)	-	(10)	-
Issue of Jazz units	-	-	-	(10)
Effect of tax rate changes on temporary differences	-	-	12	17
Valuation allowance reversal	19	-	21	-
Interest expense	-	-	(6)	-
Provision for income taxes	$ (124)	$ (66)	$ (242)	$ (138)

Notes to the Consolidated Financial Statements
Quarter 3 2007

9. SHARE INFORMATION

The issued and outstanding common shares of ACE as at September 30, 2007, along with potential common shares, are as follows:

	September 30	December 31
Outstanding shares (000)	2007	2006
Issued and outstanding
Class A variable voting shares	81,077	79,499
Class B voting shares	22,388	22,772
Total issued and outstanding	103,465	102,271

Potential common shares
Convertible preference shares	11,151	10,747
Convertible notes	12,437	7,354
Stock options	4,250	3,598
Total potential common shares	27,838	21,699

The information presented in the table above reflects the adjustments to the convertible notes and stock options in connection with the distributions of units of Aeroplan Income Fund and units of Jazz Air Income Fund as described in Note 10.

Notes to the Consolidated Financial Statements
Quarter 3 2007

10. DISTRIBUTIONS OF AEROPLAN AND JAZZ UNITS

On March 3, 2006, ACE effected a distribution of 0.18 units of Aeroplan Income Fund per Class A Variable Voting Share, Class B Voting Share and Preferred Share (on an as converted basis) of ACE to its shareholders of record as at such date by way of reduction of capital. For the purposes of the distribution, ACE converted 20,204,165 units of Aeroplan LP into 20,204,165 units of Aeroplan Income Fund which were distributed to ACE’s shareholders on the record date.

On October 5, 2006, the shareholders of ACE approved a statutory plan of arrangement pursuant to the Canada Business Corporations Act. On October 6, 2006, the Quebec Superior Court issued a final order approving the statutory plan of arrangement, which became effective October 10, 2006. The arrangement granted authority to the board of directors of ACE to make from time to time one or more distributions to ACE shareholders in an aggregate amount of up to $2 billion by way of reduction of the stated capital of the Variable Voting Shares, Voting Shares and Preferred Shares (hereafter referred to as the “Plan”).

On December 28, 2006, ACE announced the terms of a distribution under the Plan, pursuant to which ACE shareholders of record on January 10, 2007, would receive a distribution of 50 million units of Aeroplan Income Fund, or approximately 0.442 units of Aeroplan Income Fund per Variable Voting Share, Voting Share and Preferred Share (on an as converted basis) of ACE. Based on a closing price of $17.97 per unit of Aeroplan Income Fund on the TSX on January 10, 2007, the value of the distribution was approximately $899 million. In anticipation of the distribution, on December 28, 2006, ACE exchanged 50 million units of Aeroplan LP into 50 million units of Aeroplan Income Fund and caused such units of Aeroplan Income Fund to be distributed to ACE’s eligible shareholders of record on January 10, 2007. ACE also exchanged on January 10, 2007, 60 million units of Aeroplan LP into 60 million units of Aeroplan Income Fund for internal reorganization purposes.

On March 2, 2007, ACE announced a second distribution under the Plan pursuant to which ACE’s shareholders of record on March 14, 2007 were entitled to receive 20,272,917 units of Aeroplan Income Fund, or approximately 0.177 units of Aeroplan Income Fund, and 25 million units of Jazz Air Income Fund units, or approximately 0.219 units of Jazz Air Income Fund per Variable Voting Share, Voting Share and Preferred Share (on an as converted basis) of ACE. Based on a closing price of $19.40 per unit of Aeroplan Income Fund and $8.60 per unit of Jazz Air Income Fund on the TSX on March 14, 2007, the value of the distribution was approximately $608 million. For the purpose of the distribution, on March 14, 2007, ACE exchanged 25 million units of Jazz LP into 25 million units of Jazz Air Income Fund. For internal reorganization purposes, on March 14, 2007, ACE also exchanged its remaining 40,545,835 units of Aeroplan LP into 40,545,835 units of Aeroplan Income Fund.

On March 30, 2007, ACE exchanged its remaining 47,226,920 units of Jazz LP at that time into 47,226,920 units of Jazz Air Income Fund for internal reorganization purposes.

On May 11, 2007, ACE announced a third and final distribution under the Plan pursuant to which ACE’s shareholders of record on May 24, 2007 were entitled to receive 18 million units of Aeroplan Income Fund, or approximately 0.157 units of Aeroplan Income Fund, and 12 million units of Jazz Air Income Fund units, or approximately 0.105 units of Jazz Air Income Fund per Variable Voting Share, Voting Share and Preferred Share (on an as converted basis) of ACE. Based on a closing price of $21.50 per unit of Aeroplan Income Fund and $8.26 per unit of Jazz Air Income Fund on the TSX on May 24, 2007, the value of the distribution was approximately $486 million.

The following table summarizes the units distributed to shareholders during Quarter 2 2007:

Distributions	May 24, 2007 Aeroplan units distributed	May 24, 2007 Jazz units distributed
Distributed to common shareholders	16,274,237	10,849,492
Distributed to preferred shareholders	1,725,763	1,150,508
	18,000,000	12,000,000

Notes to the Consolidated Financial Statements
Quarter 3 2007

The following table summarizes the units distributed to shareholders during Quarter 1 2007:

Distributions	January 10 2007 Aeroplan units distributed	March 14 2007 Aeroplan units distributed	March 14 2007 Jazz units distributed
Distributed to common shareholders	45,240,473	18,345,927	22,623,690
Distributed to preferred shareholders	4,759,527	1,926,990	2,376,310
	50,000,000	20,272,917	25,000,000

Since the approval of the statutory plan of arrangement in October 2006, approximately $2 billion has been distributed under the $2 billion plan.

Distributions to Common Shareholders

The distributions to holders of Variable Voting Shares and Voting Shares totaling 79,860,637 units of Aeroplan Income Fund (“Aeroplan units”) and 33,473,182 units of Jazz Air Income Fund (“Jazz units”) were non-monetary non-reciprocal transfers to owners. Non-monetary non-reciprocal transfers to owners are recorded at the carrying amount of the net assets transferred and do not give rise to a gain or loss.  For the Quarter 2, 2007  Aeroplan units distributed, as Aeroplan was an equity investment at the time of distribution, $57 was recorded as a reduction of the negative equity investment in Aeroplan offset by an increase to contributed surplus.  The 2007 distributions involved the use of future income tax assets, of which $354 related to the distributions to the common shareholders which was recorded as a reduction in share capital.

Distribution to common shareholders	Aeroplan units distributed	Reduction to share capital due to FIT
January 10, 2007	45,240,473	$ (192)
March 14, 2007	18,345,927	(82)
May 24, 2007	16,274,237	(80)
	79,860,637	$ (354)

For the Jazz units distributed, $23 was recorded as a reduction to share capital and an increase to non-controlling interest on the consolidated statement of financial position, representing the proportionate carrying amount of ACE’s investment in Jazz related to the distribution to the Class A and Class B shareholders. The 2007 distributions involved the use of future income tax assets, of which $49 related to the distributions to the common shareholders which was recorded as a reduction in share capital. The following table summarizes the financial statement impact of the Jazz units distributed to Class A and Class B shareholders:

Distribution to common shareholders	Jazz units distributed	Reduction to share capital recorded	Reduction to share capital due to FIT
March 14, 2007	22,623,690	$(15)	$(36)
May 24, 2007	10,849,492	(8)	(13)
	33,473,182	$(23)	$(49)

Distributions to Preferred Shareholders

The distributions to preferred shareholders of ACE totaled 8,412,280 Aeroplan units and 3,526,818 Jazz units. These transactions were considered a non-reciprocal transfer to non-owners since the holders of the Preferred Shares are not considered owners of the Corporation for accounting purposes. The transfers are measured at fair value at the date of distribution and results in net interest expense being recorded, which is the fair value of each distribution less the gain recorded. The gain recorded is the fair value of the distribution in excess of the Corporation’s proportionate carrying value of its investment. The fair value of the distribution is based on the closing price of the Aeroplan Income Fund units and Jazz Air Income Fund units on the TSX on the day of the distribution.

The Aeroplan units distributed to preferred shareholders resulted in net interest expense recorded during the nine month period ended September 30, 2007 and a proportionate reduction to intangible assets related to fair value adjustments to Aeroplan intangibles that are recorded on consolidation as a result of the dilution of interests. The following table summarizes the financial statement impact of the Aeroplan units distributed to preferred shareholders:

Notes to the Consolidated Financial Statements
Quarter 3 2007

Distribution to preferred shareholders	Aeroplan units distributed	Fair value of distribution	Gain on distribution	Net interest expense recorded	Reduction to intangible asset recorded
January 10, 2007	4,759,527	$ 86	$ 78	$ 8	$ (8)
March 14, 2007	1,926,990	37	33	4	(4)
May 24, 2007	1,725,763	37	43	(6)	-
	8,412,280	$160	$154	$ 6	$ (12)

The Jazz units distributed to preferred shareholders resulted in net interest expense recorded during the nine month period ended September 30, 2007 and an increase to non-controlling interest as a result of the dilution of interests. The following table summarizes the financial statement impact of the Jazz units distributed to preferred shareholders:

Distribution to preferred shareholders	Jazz units distributed	Fair value of distribution	Gain on distribution	Net interest expense recorded	Non-controlling interest
March 14, 2007	2,376,310	$ 21	$ 19	$ 2	$ (2)
May 24, 2007	1,150,508	10	9	1	(1)
	3,526,818	$ 31	$ 28	$ 3	$ (3)

The distributions described above had no cash tax consequences.

In accordance with the terms of the ACE Convertible Senior Notes, the distributions during the nine month period ended September 30, 2007 and return of capital triggered a conversion rate adjustment (Note 4). This change in the conversion rate did not have any accounting consequences.

In accordance with the terms of the ACE stock option plan, each distribution during the nine month period ended September 30, 2007 triggered an adjustment to the exercise price and the number of options outstanding. Effective on the applicable dates of the distributions, the adjustments were applied to all unexercised ACE stock options, whether vested or not, in a consistent manner with the adjustment to the conversion rate for the convertible senior notes, as outlined in the following table:

	Before Adjustment		After Adjustment
Distribution	Exercise Price	Options Outstanding	Exercise Price	Options Outstanding
January 10, 2007	$26.04	3,570,390	$20.95	4,436,644
March 14, 2007	22.02	3,397,496	18.76	3,989,011
May 24, 2007	18.53	3,854,370	15.98	4,466,744

Notes to the Consolidated Financial Statements
Quarter 3 2007

11. SEGMENT INFORMATION

COMPOSITION OF BUSINESS SEGMENTS

The Corporation has four reportable segments: Air Canada (previously Air Canada Services), Aeroplan (up to March 14, 2007), Jazz (up to May 24, 2007), and ACTS (up to October 16, 2007 - see Note 16).

CIE includes the corporate, financing and investing activities of ACE. CIE also includes certain consolidation adjustments related to revenue recognition differences amongst the operating segments. These consolidation adjustments are related to the timing of recognition and the presentation of revenue related to Aeroplan redemptions and the timing of revenue recognition related to maintenance services provided by ACTS (completed contract for engine and component maintenance services) versus the expense recognition in Air Canada and Jazz, which is as the work is completed. CIE also records the non-controlling interest related to ACE’s investment in Aeroplan and Jazz. As described in Note 2, on March 14, 2007 the Corporation ceased to consolidate Aeroplan and therefore the equity investment income from ACE’s investment in Aeroplan prospectively from March 14, 2007 is recorded within CIE.  As described in Note 3, on May 24, 2007 the Corporation ceased to consolidate Jazz and the equity investment income from ACE’s investment prospectively from May 24, 2007 is recorded within CIE.  Future income taxes are recorded within the applicable taxable entities and are not allocated to non-taxable entities.

The Aeroplan consolidation adjustments recorded within CIE for the period when Aeroplan was consolidated related mainly to the revenue recognition timing difference from when Aeroplan records revenues, which is at the time a Mile is redeemed, to the consolidated accounting policy of revenue recognition at the time reward transportation is provided. In addition, within the Aeroplan segment of the ACE consolidated financial statements, Aeroplan revenue from the redemption of Miles is recorded in other revenue, whereas on the consolidated financial statements, Miles redeemed for travel on Air Canada and Jazz are recorded in passenger revenue. This results in an elimination of certain Aeroplan other revenue amounts within CIE to reflect the consolidated recognition of Aeroplan Miles redeemed for travel on Air Canada and Jazz within passenger revenue. This also results in an adjustment to passenger revenue recorded within CIE. In the Aeroplan segment information, the cost to Aeroplan of purchasing rewards is recorded in other operating expenses.

The Jazz segment, included up to May 24, 2007, is operating under the capacity purchase agreement (“Jazz CPA”) with Air Canada.

Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions. Segments negotiate transactions between each other as if they were unrelated parties.

Notes to the Consolidated Financial Statements
Quarter 3 2007

A reconciliation of the total amounts reported by each business segment to the applicable amounts in the consolidated financial statements follows:
	Three Months Ended September 30, 2007*						Three Months Ended September 30, 2006
	Air Canada	Aeroplan	Jazz	ACTS	CIE	Total ACE	Air Canada	Aeroplan	Jazz	ACTS	CIE	Total ACE
Passenger revenue	$ 2,660	$ -	$ -	$ -	$ -	$ 2,660	$2,552	$ -	$ -	$ -	$ 12	$ 2,564
Cargo revenue	132	-	-	-	-	132	157	-	-	-	-	157
Other revenue	111	-	-	71	48	230	104	176	1	63	(118)	226
External revenue	2,903	-	-	71	48	3,022	2,813	176	1	63	(106)	2,947
Inter-segment revenue	51	-	-	173	(224)	-	48	2	368	138	(556)	-
	2,954	-	-	244	(176)	3,022	2,861	178	369	201	(662)	2,947
Special charge for Aeroplan miles	-	-	-	-	-	-	(102)	-	-	-	-	(102)
Total revenues	2,954	-	-	244	(176)	3,022	2,759	178	369	201	(662)	2,845
Wages, salaries and benefits	478	-	-	83	(3)	558	461	20	78	82	-	641
Aircraft fuel	716	-	-	-	-	716	761	-	86	1	(86)	762
Aircraft rent	66	-	-	-	-	66	80	-	35	-	(7)	108
Airport and navigation fees	284	-	-	-	-	284	275	-	49	-	(49)	275
Aircraft maintenance, materials and supplies	155	-	-	66	(136)	85	167	-	26	47	(140)	100
Depreciation of property and equipment	132	-	-	2	(2)	132	110	-	5	2	1	118
Amortization of intangible assets	12	-	-	5	(5)	12	14	3	-	3	3	23
Obsolescence provisions	-	-	-	3	-	3	1	-	-	3	-	4
Commissions	54	-	-	-	-	54	61	-	-	-	-	61
Capacity purchase with Jazz	234	-	-	-	-	234	226	-	-	-	(226)	-
Special charge for labour restructuring	-	-	-	-	-	-	-	-	-	-	-	-
Other operating expenses	472	-	-	80	(14)	538	473	122	51	59	(155)	550
Total operating expenses	2,603	-	-	239	(160)	2,682	2,629	145	330	197	(659)	2,642
Operating income (loss)	351	-	-	5	(16)	340	130	33	39	4	(3)	203
Interest income	21	-	-	-	4	25	21	6	2	-	4	33
Interest expense	(82)	-	-	(4)	(10)	(96)	(78)	(4)	(2)	(4)	(6)	(94)
Interest capitalized	24	-	-	-	-	24	17	-	-	-	1	18
Aeroplan equity investment income	-	-	-	-	15	15	-	-	-	-	-
Jazz equity investment income	-	-	-	-	12	12	-	-	-	-	-
Gain on sale of US Airways shares	-	-	-	-	4	4	-	-	-	-	52	52
Gain (loss) on disposal of assets	(2)	-	-	-	-	(2)	1	-	-	-	(5)	(4)
Gain (loss) on financial instruments recorded at fair value	(4)	-	-	-	-	(4)	(16)	-	-	-	-	(16)
Other non-operating income (expense)	(2)	-	-	(2)	(1)	(5)	2	(1)	-	2	(4)	(1)
Non-controlling interest	-	-	-	-	(69)	(69)	(1)	-	-	-	(18)	(19)
Foreign exchange gain (loss)	104	-	-	-	-	104	(3)	-	-	(1)	1	(3)
Recovery of (provision for) income taxes	(137)	-	-	-	13	(124)	(29)	-	-	-	(37)	(66)
Segment income (loss)	$ 273	$ -	$ -	$ (1)	$ (48)	$ 224	$ 44	$ 34	$ 39	$ 1	$ (15)	$ 103

*Effective March 14, 2007 the results and financial position of Aeroplan and effective May 24, 2007 the results and financial position of Jazz are not consolidated within ACE (Note 1). Aeroplan and Jazz equity investment income is recorded within CIE prospectively from March 14, 2007 and May 24, 2007 respectively.

Notes to the Consolidated Financial Statements
Quarter 3 2007

	Nine Months Ended September, 2007*						Nine Months Ended September 30, 2006
	Air Canada	Aeroplan	Jazz	ACTS	CIE	Total ACE	Air Canada	Aeroplan	Jazz	ACTS	CIE	Total ACE
Passenger revenue	$ 7,133	$ -	$ -	$ -	$ 15	$ 7,148	$ 6,816	$ -	$ -	$ -	$ 57	$ 6,873
Cargo revenue	407	-	-	-	-	407	460	-	-	-		460
Other revenue	438	198	3	184	(72)	751	420	554	5	164	(363)	780
External revenue	7,978	198	3	184	(57)	8,306	7,696	554	5	164	(306)	8,113
Inter-segment revenue	155	3	610	571	(1,339)	-	147	7	1,024	463	(1,641)	-
	8,133	201	613	755	(1,396)	8,306	7,843	561	1,029	627	(1,947)	8,113
Special charge for Aeroplan miles	-	-	-	-	-		(102)	-	-	-	-	(102)
Total revenues	8,133	201	613	755	(1,396)	8,306	7,741	561	1,029	627	(1,947)	8,011
Wages, salaries and benefits	1,452	17	139	259	15	1,882	1,373	58	229	246	13	1,919
Aircraft fuel	1,937	-	125	-	(124)	1,938	1,961	-	216	1	(216)	1,962
Aircraft rent	220	-	57	-	(16)	261	258	-	100	-	(24)	334
Airport and navigation fees	784	-	80	-	(81)	783	750	-	132	-	(132)	750
Aircraft maintenance, materials and supplies	584	-	50	224	(510)	348	563	-	71	178	(465)	347
Depreciation of property and equipment	376	-	9	6	(3)	388	316	-	16	4	2	338
Amortization of intangible assets	31	3	-	15	(5)	44	40	11	-	10	9	70
Obsolescence provisions	1	-	-	9	-	10	2	-	-	9	-	11
Commissions	164	-	-	-	-	164	188	-	-	-	-	188
Capacity purchase with Jazz	696	-	-	-	(386)	310	647	-	-	-	(647)	-
Special charge for labour restructuring	-	-	-	15	-	15	28	-	-	5	-	33
Other operating expenses	1,527	141	91	210	(213)	1,756	1,496	389	154	188	(490)	1,737
Total operating expenses	7,772	161	551	738	(1,323)	7,899	7,622	458	918	641	(1,950)	7,689
Operating income (loss)	361	40	62	17	(73)	407	119	103	111	(14)	3	322
Interest income	70	3	2	-	11	86	58	14	4	-	8	84
Interest expense	(259)	(3)	(3)	(14)	(36)	(315)	(225)	(11)	(6)	(12)	(19)	(273)
Interest capitalized	88	-	-	-	-	88	40	-	(1)	-	1	40
Aeroplan equity investment income	-	-	-	-	35	35	-	-	-	-	-
Jazz equity investment income	-	-	-	-	19	19	-	-	-	-	-
Dilution gain - Jazz	-	-	-	-	-	-	-	-	-	-	220	220
Gain on sale of US Airways shares	-	-	-	-	8	8	-	-	-	-	152	152
Gain on disposal of assets	19	-	-	-	-	19	4	-	-	-	(4)	-
Gain (loss) on financial instruments recorded at fair value	24	-	-	-	-	24	(19)	-	-	-	-	(19)
Other non-operating income (expense)	(12)	(1)	1	(2)	8	(6)	3	(1)	-	1	2	5
Non-controlling interest	(6)	-	-	-	(142)	(148)	(9)	-	-	-	(44)	(53)
Foreign exchange gain (loss)	297	-	-	(1)	(1)	295	119	-	-	(1)	(1)	117
Provision for income taxes	(188)	-	-	-	(54)	(242)	(20)	-	-	-	(118)	(138)
Segment income (loss)	$ 394	$ 39	$ 62	$ -	$ (225)	$ 270	$ 70	$ 105	$ 108	$ (26)	$ 200	$ 457
*Effective March 14, 2007 the results and financial position of Aeroplan and effective May 24, 2007 the results and financial position of Jazz are not consolidated within ACE (Note 1). Aeroplan and Jazz equity investment income is recorded within CIE prospectively from March 14, 2007 and May 24, 2007 respectively.

Notes to the Consolidated Financial Statements
Quarter 3 2007

GEOGRAPHIC INFORMATION
	Three Months Ended		Nine Months Ended
	September 30		September 30
Passenger revenues	2007	2006	2007	2006

Canada	$ 1,140	$ 1,045	$ 3,005	$ 2,801
US Transborder	470	457	1,431	1,404
Atlantic	597	616	1,434	1,435
Pacific	309	310	759	735
Other	144	136	519	498
	$ 2,660	$ 2,564	$ 7,148	$ 6,873

	Three Months Ended		Nine Months Ended
	September 30		September 30
Cargo revenues	2007	2006	2007	2006

Canada	$ 28	$ 32	$ 79	$ 88
US Transborder	6	6	19	21
Atlantic	51	55	158	164
Pacific	39	55	122	157
Other	8	9	29	30
	$ 132	$ 157	$ 407	$ 460

Passenger and cargo revenues are based on the actual flown revenue for flights with an origin or destination in a specific country or region. Atlantic refers to flights that cross the Atlantic Ocean with origin or destinations principally in Europe. Pacific refers to flights that cross the Pacific Ocean with origin or destinations principally in Asia.

Other revenues are principally provided to customers located in Canada.

SEGMENT ASSET INFORMATION
September 30, 2007*
	Air Canada	ACTS	CIE*	Total
Cash and cash equivalents	$ 792	$ 11	$ 175	$ 978
Short-term investments	710	-	227	937
	$ 1,502	$ 11	$ 402	$ 1,915
Total assets	$ 11,344	$ 607	$ 289	$ 12,240
*Effective March 14, 2007 the results and financial position of Aeroplan and effective May 24, 2007 the results and financial position of Jazz are not consolidated within ACE (Note 1).
*Refer to Note 16 for the impact of subsequent events on CIE’s cash and cash equivalents and short term investments.

December 31, 2006
	Air Canada	Aeroplan	Jazz	ACTS	CIE	Total
Cash and cash equivalents	$ 1,312	$ 167	$ 135	$ -	$ 240	$ 1,854
Short-term investments	798	453	-	-	73	1,324
	$ 2,110	$ 620	$ 135	$ -	$ 313	$ 3,178
Total assets	$ 11,388	$ 824	$ 483	$ 989	$ (243)	$ 13,441
Substantially all of the Corporation’s property and equipment are related to operations in Canada.

The total assets of CIE is net of the inter-company eliminations between each of the segments and ACE.

US AIRWAYS INVESTMENT

During Quarter 3 the Corporation disposed of the remaining 0.251 million shares of its holding in US Airways (0.5 million shares for the nine months ended September 30, 2007).  The net proceeds from the sale transaction amounted to $8 ($16 for the nine months ended September 30, 2007).  The Corporation has recorded a pre-tax gain of $4, $3 after tax ($8, $6 after tax for the nine months ended September 30, 2007) and a reduction of AOCI of $4, net of tax ($11, net of tax for the nine months ended September 30, 2007), as a result of this transaction.

Notes to the Consolidated Financial Statements
Quarter 3 2007

AIR CANADA VACATIONS

During Quarter 3 2007, ACE sold its remaining 49% interest in Air Canada Vacations to Air Canada for proceeds of $10, effectively reducing the Corporation’s indirect ownership interest in Air Canada Vacations from 87.25% to 75%.  Air Canada Vacations is now 100% owned by Air Canada.

DISPOSAL OF PROPERTY

During the Quarter 2 2007, a CRJ-100 aircraft owned by Air Canada and leased to Jazz was damaged beyond repair.  As a result of insurance proceeds, Air Canada recorded a gain on disposal of $14 ($10 net of tax) in the second quarter of 2007.  During Quarter 3 2007, Air Canada received insurance proceeds of $16 and the remaining $5 of the proceeds is expected to be received during Quarter 4 2007.

During Quarter 1 2007, Air Canada sold one of its commercial real estate properties for net proceeds of $42 with a carrying value of $37. The gain on sale of $5 ($4 net of tax) has been recorded in the Air Canada segment.

Notes to the Consolidated Financial Statements
Quarter 3 2007

12. ACQUISITION OF AEROMAN

On February 13, 2007, ACTS LP, through a wholly-owned subsidiary, acquired 80% of Aeromantenimiento, S.A. ("Aeroman"), the aircraft maintenance division of Grupo TACA Holdings Limited ("Grupo TACA") of El Salvador. Total consideration for this acquisition included cash as well as a right to acquire an equity stake in ACTS LP.

The cash component of US$45 consisted of cash of $50 (US$43) on closing and milestone payments of up to $2 (US$2) in the aggregate, funded by ACTS LP through ACE's available cash resources.

A Class A non-voting redeemable share in a wholly-owned subsidiary of ACTS LP (“exchangeable share”) was issued to Grupo TACA.  The rights attached to the exchangeable share provide for, upon the closing of a monetization transaction pertaining to ACTS, the exchangeable share held by Grupo TACA to be exchanged for a variable number of shares or equity interest in ACTS. Subsequent to the issue of the exchangeable share, ACE agreed to a transfer of Grupo TACA’s rights to a Grupo TACA related party. The estimated fair value of this redemption obligation is presented as a liability. Subsequent to September 30, 2007 the exchangeable share was exchanged (Note 16), for a 5% equity stake in New ACTS and $31 cash.  The Grupo TACA related party can put its equity in New ACTS to ACE at US$18.4 over 12 months commencing from the date of monetization.

In connection with this acquisition, ACTS LP and its wholly-owned subsidiary also entered into a shareholders agreement with Grupo TACA. The agreement provides Grupo TACA a put option to sell the remaining 20% non-controlling interest in Aeroman to ACTS LP, exercisable at any time after February 13, 2009 for up to 50% of its interest and after February 13, 2012 for all or part of its then remaining interest. These dates are subject to a one year extension under certain circumstances. On monetization, New ACTS assumed responsibility for the put option.  The exercise price for each option is based on a formula that is designed to be the greater of i) fair market value of the non-controlling interest at the time the option is exercised, as determined by a third party valuator; ii) US$19 up to February 13, 2013; and iii) a formula based amount linked to the fair value of ACTS.

As a result of the put option on 20% of the shares held by Grupo TACA, ACTS LP is considered to have acquired 100% of Aeroman and has recognized a liability for the remaining 20% non-controlling interest. Subsequent to the acquisition, consolidated earnings includes 100% of the earnings of Aeroman. In addition, the liability related to the put option is variable as its value is based on the estimated fair value of the underlying equity interest and therefore changes to fair value are included in earnings.

This acquisition has been accounted for under the purchase method and the operations of the acquired entity are consolidated from the date of acquisition. The net assets acquired and the aggregate fair values of the consideration given are as follows: Aeroman has been determined to be a self-sustaining foreign operation and therefore any changes to foreign exchange affecting the net investment in Aeroman are recorded through OCI, net of nil tax.  During Quarter 3 2007, a foreign exchange loss of $4, net of nil tax ($11, net of nil tax, for the nine month period ending September 30, 2007) was recorded.

Assets
Cash and non-cash working capital	$ 6
Property and equipment	16
Intangible assets	63
Goodwill	57
142
Liabilities assumed	-
Net assets	$ 142
Consideration given:
Cash on closing	$50
Financial liabilities:
Class A non-voting redeemable share of a wholly-owned subsidiary (US$50.5)	58
Additional cash consideration	2
Transaction costs	4
114
20% non-controlling interest subject to a put option	28
$ 142

Notes to the Consolidated Financial Statements
Quarter 3 2007

13. COMMITMENTS

During Quarter 2 2007, Air Canada amended agreements with Boeing to cancel orders for two Boeing 777 aircraft scheduled for delivery in 2009. In addition, Air Canada increased its order for Boeing 787 aircraft by 23, bringing its total firm orders to 37 Boeing 787 aircraft. Following the amendment, Air Canada has options to acquire an additional 23 Boeing 787 aircraft. The deliveries of the 37 Boeing 787 aircraft committed to by Air Canada are scheduled to be completed by 2014.

In conjunction with the amended agreements, Air Canada received additional financing commitments from Boeing for seven of the additional Boeing 787 aircraft (21 Boeing 787 aircraft in total) on the same terms and conditions as described in Note 15 – Commitments in the 2006 annual combined consolidated financial statements. Should Air Canada not utilize any of the financing commitments on the Boeing 777 aircraft, the financing commitments for the Boeing 787 aircraft will be increased to 31 aircraft of which the terms for 28 aircraft would be revised to cover 80% of the aircraft delivery price and the term to maturity would be reduced to 12 years with straight-line principal repayments over the term to maturity.

The timing of certain planned and committed capital expenditures has changed from that which was disclosed in the December 31, 2006 consolidated financial statements.  Based on September 30, 2007 exchange rates and the changes identified above, the revised commitments by year are as follows:

Remainder of year 2007	$ 430
2008	1,359
2009	123
2010	853
2011	947
Thereafter	2,548
$ 6,260

Final aircraft delivery prices include estimated escalation and deferred price delivery payment interest calculated based on the 90-day USD LIBOR rate at September 30, 2007.

14. CONTINGENCIES

The European Commission, the United States Department of Justice and the Competition Bureau in Canada, among other competition authorities, are investigating alleged anti-competitive cargo pricing activities, including the levying of certain fuel surcharges, of a number of airlines and cargo operators, including Air Canada. Competition authorities have sought or requested information from Air Canada as part of their investigations. Air Canada is cooperating with these investigations which are likely to lead to proceedings against Air Canada and a number of airlines and other cargo operators in certain jurisdictions.  Air Canada is also named as a defendant in a number of class action lawsuits that have been filed before the United States District Court and in Canada in connection with these allegations.  It is not possible at this time to predict with any degree of certainty the outcome of these proceedings, but these proceedings may result in liability to Air Canada, which may be material. It is Air Canada's policy to conduct its business in full compliance with all applicable competition laws.

In February 2006, Jazz commenced proceedings before the Ontario Superior Court of Justice against certain defendants including Porter Airlines Inc. after Jazz was excluded from operating flights from Toronto City Centre (Island) Airport. On October 26, 2007, the defendants counter-claimed against Jazz and Air Canada alleging various violations of competition law, including that Jazz and Air Canada’s commercial relationship contravenes Canadian competition laws, and claiming $850 in damages. Air Canada views the defendants’ counterclaim as frivolous and without merit.

Notes to the Consolidated Financial Statements
Quarter 3 2007

15. RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The following table represents the significant reconciling items between US GAAP and Canadian GAAP. For a complete discussion of US and Canadian GAAP differences, refer to Note 23 to the 2006 annual consolidated financial statements of ACE.

	Three Months Ended		Nine Months Ended
	September 30		September 30
(Canadian dollars – millions except per share data)	2007	2006	2007	2006

Income for the period in accordance with Canadian GAAP	$224	$103	$270	$457
Convertible securities (2)	28	(49)	137	4
Derivative financial instruments (3)	11	(100)	52	(14)
Jazz dilution gain	-	-	-	(41)
Distributions (7)	-	-	9	4
Stock-based compensation	(1)	(3)	(3)	(6)
Aircraft leases	(1)	(1)	(3)	(2)
Amortization of intangible assets	(18)	(2)	(21)	(6)
Labour related provisions	-	23	-	23
Post-employment benefits	(4)	-	10	-
Non-controlling interest	2	-	(9)	-
Income adjustments for the period before the following	17	(132)	172	(38)
Income tax adjustment net of non-controlling interest	4	27	34	7
Respective period income adjustments in accordance with US GAAP	21	(105)	206	(31)
Income for the period in accordance with US GAAP	$245	$(2)	$476	$426
Total comprehensive income for the period in accordance with Canadian GAAP	$224	$103	$272	$457
Respective period income adjustments in accordance with US GAAP	21	(105)	206	(31)
Pension adjustment (a) (10)	-	(14)	706	126
Derivative financial instruments (a) (3)	(8)	-	(32)	-
Available-for-sale securities (a) (4)	-	(44)	-	(96)
Total comprehensive income for the period in accordance with US GAAP	$237	$(60)	$1,152	$456
Earnings per share – US GAAP (12)
- Basic	$2.32	$(0.06)	$4.46	$4.05
- Diluted	$1.95	$(0.06)	$3.89	$3.68

(a)	All items in Other Comprehensive Income are shown net of tax.

Notes to the Consolidated Financial Statements
Quarter 3 2007

	September 30	December 31
	2007	2006

ACTS assets held for sale
Balance under Canadian GAAP	$489	$-
Disposal of interest in ACTS (8)	40	-
Balance under US GAAP	$529	$-

Deferred charges
Balance under Canadian GAAP	$51	$116
Deferred finance charges (2)	1	(6)
Balance under US GAAP	$52	$110

Goodwill
Balance under Canadian GAAP	$-	$-
Goodwill (11)	-	675
Balance under US GAAP	$-	$675

Intangible assets
Balance under Canadian GAAP	$596	$1,643
Distributions (5,7)	-	4
Goodwill (11)	833	915
Balance under US GAAP	$1,429	$2,562

Deposits and other assets
Balance under Canadian GAAP	$368	$323
Derivative financial instruments (3)	-	(1)
Available-for-sale securities (4)	-	23
Pension asset adjustment (10)	927	91
Deconsolidation of Jazz (6)	(46)	-
Balance under US GAAP	$1,249	$436

Accounts payable and accrued liabilities
Balance under Canadian GAAP	$1,367	$1,547
Derivative financial instruments (3)	-	29
Balance under US GAAP	$1,367	$1,576

ACTS liabilities held for sale
Balance under Canadian GAAP	$164	$-
Acquisition of Aeroman (9)	(50)	-
Balance under US GAAP	$114	$-

Long-term debt and capital leases
Balance under Canadian GAAP	$3,696	$3,759
Convertible securities (2)	19	17
Balance under US GAAP	$3,715	$3,776

Convertible preferred shares
Balance under Canadian GAAP	$177	$166
Reclassification of convertible preferred shares (2)	(177)	(166)
Balance under US GAAP	$-	$-

Future income taxes
Balance under Canadian GAAP	$68	$136
Goodwill (11)	127	88
Balance under US GAAP	$195	$224

Notes to the Consolidated Financial Statements
Quarter 3 2007

	September 30	December 31
	2007	2006

Pension and other benefit liabilities
Balance under Canadian GAAP	$1,855	$1,876
Additional minimum pension liability adjustment (10)	-	108
Pension liability adjustment (6,10)	137	227
Post-employment benefits	(79)	(69)
Balance under US GAAP	$1,913	$2,142

Other long-term liabilities
Balance under Canadian GAAP	$592	$483
Convertible preferred shares – embedded derivative (2)	73	178
Convertible notes – embedded derivative (2)	46	60
Distributions (7)	39	-
Deconsolidation of Aeroplan (5)	(175)	-
Balance under US GAAP	$575	$721

Non-controlling interest
Balance under Canadian GAAP	$744	$695
Earnings allocation to non-controlling interest	6	-
Acquisition of Aeroman (9)	54	-
Additional non-controlling interest – Jazz	-	41
Additional non-controlling interest – Air Canada	202	202
Balance under US GAAP	$1,006	$938

Temporary equity
Balance under Canadian GAAP	$-	$-
Reclassification of convertible preferred shares (2)	214	200
Balance under US GAAP	$214	$200

Notes to the Consolidated Financial Statements
Quarter 3 2007

	September 30	December 31
	2007	2006

Shareholders’ equity
Share capital and other equity
Balance under Canadian GAAP	$338	$742
Reclassification of convertible preferred shares and convertible notes (2)	(209)	(209)
Future income tax (7)	(49)	(6)
Goodwill recorded at fresh-start (11)	1,596	1,596
Distributions (7)	(3)	-
Labour related provisions	(23)	(23)
Balance of Share capital and other equity under US GAAP	$1,650	$2,100

Contributed surplus
Balance under Canadian GAAP	$520	$25
Deconsolidation of Aeroplan (5)	(262)	-
Distributions (7)	(33)	-
Stock-based compensation	(4)	(6)
Balance of Contributed surplus under US GAAP	$221	$19

Retained earnings
Balance under Canadian GAAP	$1,085	$810
Convertible securities (2)	(52)	(38)
Current year income adjustments	206	(185)
Cumulative prior year adjustments:
Stock-based compensation	6	13
Future income tax (11)	24	17
Goodwill (11)	(94)	(94)
Intangible asset amortization	(11)	(3)
Derivative financial instruments (3)	(33)	(11)
Post-employment benefits	48	-
Aircraft leases	(3)	-
Distributions	4	-
Labour related provisions	23	-
Jazz dilution gain	(41)	-
Air Canada dilution gain	(202)	-
Convertible securities (2)	(45)	(58)
Balance of Retained earnings under US GAAP	$915	$451

Accumulated other comprehensive income (loss)
Balance under Canadian GAAP	$(5)	$-
Current year adjustments to comprehensive income:
Minimum pension liability adjustment (10)	-	74
Pension adjustment (10)	706	-
Derivative financial instruments (3)	(32)	-
Available-for-sale securities (4)	-	(89)
Cumulative prior year adjustments to comprehensive income:
Minimum pension liability adjustment (10)	(90)	(164)
Pension adjustment (10)	(136)	(136)
Derivative financial instruments (3)	26	-
Available-for-sale securities (4)	-	108
Balance of Accumulated other comprehensive income (loss) under US GAAP	$469	$(207)
Balance of Shareholders’ equity under US GAAP	$3,255	$2,363

Notes to the Consolidated Financial Statements
Quarter 3 2007

1.           Accounting for uncertainty in income taxes

Under US GAAP, the Corporation adopted FASB Interpretation No.48 (“FIN 48”), Accounting for Uncertainty in Income Taxes on January 1, 2007, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes.  This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 defines the recognition threshold as more likely than not, meaning greater than 50 percent, to be sustained upon audit by the taxing authorities based solely on the technical merits of the position.  If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of benefit that is in management’s judgment more likely than not to be realized.  If the recognition threshold is not met, no benefit can be recognized in the financial statements.  The provisions of FIN 48 also provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  In accordance with the transitional provisions of the standard, prior periods are not restated for the adoption of this new accounting standard.

The Corporation’s balance of uncertain tax positions was not materially impacted as a result of the adoption of FIN 48. There was no cumulative effect adjustment to the Corporation’s opening retained earnings. However, during the nine months ended September 30, 2007, management determined that a net increase of $35 for income tax reserves was required for tax positions related to prior years. This increase in income tax reserves did not result in any current taxes payable. There was no impact to the consolidated statement of operations for this net increase as the future income tax assets were offset by valuation allowance.  The amount of unrecognized tax benefits were $44 at January 1, 2007 and $79 at September 30, 2007.

The unrecognized tax benefits of $44 at January 1, 2007 are for tax positions that are permanent in nature and, if recognized, would reduce the effective tax rate if not for the valuation allowance.

The Corporation recognizes interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the statement of operations.  No interest expense or penalties related to unrecognized tax benefits were recorded during 2007.  As at January 1 and September 30, 2007, the total amount of interest and penalties in relation to uncertain tax positions in the consolidated statement of financial position is nil.

The Corporation files Canadian federal income tax returns and income tax returns in various provincial jurisdictions.  In general, the tax years 2003 through 2006 remain subject to examination by Canadian tax authorities.

Based on the outcome of these examinations or as a result of the expiration of statutes of limitation for specific taxing jurisdictions, it is reasonably possible that unrecognized tax positions could change within the next twelve months.  However, the Corporation can not currently estimate the range of any possible change.

2.           Convertible securities

As described in Note 1 of the Quarter 3 2007 interim unaudited consolidated financial statements of ACE, on January 1, 2007, the Corporation adopted CICA accounting handbook section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments – Disclosure and Presentation, section 3865, Hedges, section 1530, Comprehensive Income, section 3251, Equity, and Emerging Issues Committee Abstract 164, Convertible and Other Debt Instruments with Embedded derivatives (“EIC-164”).

Under Canadian GAAP, for financial instruments measured at amortized cost, transaction costs or fees, premiums or discounts earned or incurred are recorded, at inception, net against the fair value of the financial instrument. Under US GAAP, transaction costs are recorded in deferred charges and are amortized as a component of interest expense.

Preferred Shares

Under Canadian GAAP, the convertible preferred shares issued in 2004 are presented as a compound instrument, with the value ascribed to the holders’ conversion option presented in share capital and other equity less allocated fees and the remaining value ascribed to the financial liability presented as a long-term liability.  Under US GAAP, the convertible preferred shares contain an embedded derivative which has been reported separately in Other long-term liabilities at its fair value and the remaining value ascribed to the convertible

Notes to the Consolidated Financial Statements
Quarter 3 2007

preferred shares less the direct costs of issuance is included in Temporary equity, as the conditions of redemption are not solely within the control of the Corporation.  The adjustment to Deferred charges in 2006 and convertible preferred shares in 2007 reflects applying the direct costs of issuance, recorded in Deferred charges under Canadian GAAP prior to January 1, 2007 and against the convertible preferred shares since January 1, 2007, against the amount recorded in Temporary equity under US GAAP.  Under US GAAP, the changes in the fair value of the embedded derivative are included in Income and the accretion of the temporary equity to the redemption value over the period to redemption is reflected as a charge to Retained earnings.  The change in the fair value of the embedded derivative includes the 5% accretion.   The adjustment to Income reflects the change in fair value of the embedded derivative and the reversal of interest expense under Canadian GAAP and the adjustment to Retained earnings reflects the accretion of the temporary equity to the redemption value.

Convertible Notes

Under Canadian GAAP, the convertible notes issued in April 2005 are presented as a compound instrument with the value ascribed to the holders’ conversion option less allocated fees presented in share capital and other equity and the remaining value ascribed to the financial liability presented in Long-term debt. The direct costs of issuance are recorded in deferred charges prior to January 1, 2007 and against the long-term debt since January 1, 2007. Under US GAAP, the convertible notes contain an embedded derivative which has been reported separately in Other long-term liabilities at its fair value and the remaining value ascribed to the financial liability before costs of issuance is presented in Long-term debt.  The direct costs of issuance are recorded in Deferred charges.  Under US GAAP, the changes in the fair value of the embedded derivative are included in Income.  The adjustment reflects the change in fair value of the embedded derivative and the difference in Interest expense.

3.           Derivative financial instruments

Derivative instruments are recorded on the consolidated statement of financial position at fair value. Changes in the fair values of derivative instruments are recognized in non-operating income (loss) with the exception of derivatives designated in effective cash flow hedges.

Under Canadian GAAP, Air Canada has designated its fuel derivatives as cash flow hedges. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in non-operating income. Upon maturity of the fuel derivatives, the effective gains and losses previously recognized in Accumulated OCI (“AOCI”) are recorded in Fuel expense.

When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to fuel expense during the periods when the variability in the cash flows of the hedged item affects net income.

The adoption of the new Canadian standards (refer to Note 1 of the Quarter 3 2007 interim unaudited consolidated financial statements of ACE) have harmonized the accounting treatment of derivative financial instruments under Canadian and US GAAP.

The Corporation has elected not to designate any derivatives as hedging instruments for US GAAP purposes and as such, the effective portion of the change in the fair value of the hedging derivative under Canadian GAAP is reclassified from OCI to earnings. The transitional adjustment to the new Canadian GAAP standards adopted January 1, 2007 (refer to Note 1 of the Quarter 3 2007 interim unaudited consolidated financial statements of ACE) is reversed under US GAAP.

Prior to January 1, 2007, under Canadian GAAP, derivatives designated in effective cash flow hedges were not recorded on the consolidated statement of financial position. The adjustment reflects recording of the fair value of outstanding derivative contracts that were recorded under hedge accounting under Canadian GAAP to income.

Notes to the Consolidated Financial Statements
Quarter 3 2007

4.           Available-for-sale securities

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in Other Comprehensive Income (“OCI”).

The adoption of the new Canadian standards (refer to Note 1 of the Quarter 3 2007 interim unaudited consolidated financial statements of ACE) have harmonized the accounting treatment of available-for-sale securities under Canadian and US GAAP prospectively from January 1, 2007.  The transitional adjustment to the new Canadian GAAP standards adopted January 1, 2007 (refer to Note 1 of the Quarter 3 2007 interim unaudited consolidated financial statements of ACE) is reversed under US GAAP.

Prior to January 1, 2007, under Canadian GAAP, portfolio investments were accounted for using the cost method. Under US GAAP, an unrealized loss of $3 less tax of $1 for the three months ended September 30, 2006 ($30 unrealized gain less tax of $5 for the nine month period ended September 30, 2006) was recorded as a separate component of shareholders’ equity and included in other comprehensive income, to reflect the fair value of the US Airways investments held during the year. The fair value of the remaining US Airways investment as at September 30, 2006 was $25. This adjustment is in addition to a decrease in other comprehensive income of $50 less tax of $8 for the three months ended September 30, 2006 ($145 less tax of $24 for the nine month period ended September 30, 2006) to reverse the unrealized gains previously recorded in other comprehensive income, as the gain for the disposal of 1.25 million shares in Quarter 3 2006 and 3.25 million shares in Quarter 2 2006 is realized under Canadian GAAP.

5.           Accounting for Aeroplan

Refer to Note 2 of the Quarter 3 2007 interim unaudited consolidated financial statements for a detailed description of the accounting for Aeroplan.

The deconsolidation adjustment under US GAAP is a reduction to goodwill of $226, a reduction to intangible assets of $211, a reduction to contributed surplus of $262 and a reduction to other long-term liabilities of $175.

6.           Accounting for Jazz

Refer to Note 3 of the Quarter 3 2007 interim unaudited consolidated financial statements for a detailed description of the accounting for Jazz.

The deconsolidation adjustment under US GAAP is a reduction to non-controlling interest of $41, a reduction to pension and other benefit liabilities of $9, a reduction to intangible assets of $4 and a reduction to deposits and other assets of $46.

7.           Distributions of Aeroplan and Jazz units

Refer to Note 10 of the Quarter 3 2007 interim unaudited consolidated financial statements for a detailed description of the distributions of Aeroplan and Jazz units.

Distributions to Preferred Shareholders

Canadian GAAP

Under Canadian GAAP, the distributions to preferred shareholders of ACE were considered a non-reciprocal transfer to non-owners since the holders of the Preferred Shares are not considered owners of the Corporation for accounting purposes.

Aeroplan

The Aeroplan units distributed to preferred shareholders resulted in net interest expense of $12 recorded during Quarter 1 2007 and a proportionate reduction to intangible assets of $12 related to fair value adjustments to Aeroplan intangibles that are recorded on consolidation as a result of the dilution of interests.

The Aeroplan units distributed to preferred shareholders resulted in net interest income of $6 recorded during Quarter 2 2007 and a proportionate reduction of the negative equity investment in Aeroplan of $6.

Notes to the Consolidated Financial Statements
Quarter 3 2007

Jazz

The Jazz units distributed to preferred shareholders resulted in net interest expense of $3 recorded ($1 during Quarter 2 2007 and $2 during Quarter 1 2007) and an increase to non-controlling interest of $3 as a result of the dilution of interests.

US GAAP

Under US GAAP, the distributions to preferred shareholders of ACE are considered non-monetary non-reciprocal transfers to owners since the host instrument is classified as temporary equity for accounting purposes. Consistent with the accounting treatment of the distributions for Class A and Class B shareholders, non-monetary non-reciprocal transfers to owners are recorded at the carrying amount of the net assets transferred and do not give rise to a gain or loss.

The adjustment under US GAAP is a reduction to contributed surplus of $39 and an increase to other long-term liabilities of $39.

For the nine months ended September 30, 2007, the adjustment under US GAAP is a reduction to net interest expense of $9 (comprised of a reduction to net interest expense of $6 due to Aeroplan and a reduction to net interest expense of $3 due to Jazz), an increase to contributed surplus of $6, an increase to intangibles assets of $12 (subsequently reclassified to other long-term liabilities refer to item 5 on the Accounting for Aeroplan), and a reduction to share capital and other equity of $3.

Refer to Note 8 of the Quarter 3 2007 interim unaudited consolidated financial statements for the accounting entries relating to future income taxes on the Aeroplan and Jazz units distributed.

For the nine months ended September 30, 2007, the adjustment under US GAAP is a reduction of $43 to future income tax expense and share capital and other equity.

8.           Disposal of interest in ACTS

Refer to Note 16 of the Quarter 3 2007 interim unaudited consolidated financial statements for a detailed description of the disposal of interests in ACTS.

To classify ACTS as held for sale under US GAAP, the adjustment is a reduction to intangible assets of $23 (comprised of an increase of $13 due to the Acquisition of Aeroman (refer to item 9) and a reduction of $36 due to the benefit of future income tax assets recognized as a reduction of ACTS intangible assets under Canadian GAAP and as a reduction of goodwill under US GAAP (refer to item 11)), a reduction to goodwill of $17 due to the Acquisition of Aeroman (refer to item 9) and an increase to ACTS assets held for sale of $40.

9.           Acquisition of Aeroman

Refer to Note 12 of the Quarter 3 2007 interim unaudited consolidated financial statements for a detailed description of the acquisition of Aeroman.

On February 13, 2007, ACTS LP, through a wholly-owned subsidiary, acquired 80% of Aeromantenimiento, S.A. ("Aeroman"), the aircraft maintenance division of Grupo TACA Holdings Limited ("Grupo TACA") of El Salvador. Total consideration for this acquisition included cash as well as a right to acquire an equity stake in ACTS LP.

Under Canadian GAAP, ACTS LP is considered to have acquired 100% of Aeroman and has recognized a liability for the remaining 20% non-controlling interest. This acquisition has been accounted for under the purchase method and the operations of the acquired entity are consolidated from the date of acquisition.

Under US GAAP, ACTS LP is considered to have acquired an 80% interest in Aeroman and a 20% non-controlling interest.

The adjustment under US GAAP is to reduce to the fair value allocated to the Aeroman identifiable assets by $13 (subsequently reclassified to ACTS assets held for sale - refer to item 8 on the Disposal of interest in

Notes to the Consolidated Financial Statements
Quarter 3 2007

ACTS), recognize a 20% non-controlling interest of $4 and recognize additional goodwill of $17 (subsequently reclassified to ACTS assets held for sale - refer to item 8 on the Disposal of interest in ACTS).

In connection with the acquisition, a Class A non-voting redeemable share in a wholly-owned subsidiary of ACTS LP (“exchangeable share”) was issued to Grupo TACA. The rights attached to the exchangeable share provide for, upon the closing of a monetization transaction pertaining to ACTS LP, the exchangeable share held by Grupo TACA to be exchanged for a variable number of shares or equity interest in ACTS LP. Under Canadian GAAP, the estimated fair value of this redemption obligation is presented as a liability. Under US GAAP, as the conditions of redemption are not solely within the control of the Corporation, the liability included in ACTS liabilities held for sale of $50 has been reclassified to non-controlling interest.

10.           Pension and other benefit plans

Prior to December 31, 2006, US GAAP required the unfunded accumulated benefit obligation to be recorded as additional minimum liability. The excess of the unfunded accumulated benefit obligation over the unrecognized prior service costs was recorded in other comprehensive income. The adjustment resulted in a $138 increase less tax of $64 to other comprehensive income for the change in the additional minimum pension liability from $246 at December 31, 2005 to $108 at December 31, 2006.

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R)” (“FAS 158”). FAS 158 requires an employer to (i) recognize the overfunded or underfunded status of a defined benefit plan (other than a multiemployer plan) as an asset or liability with changes in that funded status recognized through comprehensive income; and (ii) measure the funded status of a plan as of the year-end date. Upon adoption of the new statement, ACE adopted a policy of measuring the funded status of the defined benefit pension plan on a semi-annual basis on June 30 and December 31. FAS 158 also specifies additional disclosure requirements. The US GAAP requirement to initially recognize the funded status of a defined benefit plan and to provide the required disclosures was effective as of the end of the fiscal year ending after December 15, 2006.

Under Canadian GAAP, the over or under funded status of defined benefit plans is not recognized in the statement of financial position.

The impact of the adoption of this new statement as at December 31, 2006 resulted in the recognition of an additional liability for the unfunded obligation of $200 for pension plans and $27 for other postretirement plans and a pension asset for the overfunded obligations of $86 for pension plans and $5 for other postretirement plans. The offset of these adjustments resulted in a decrease to accumulated other comprehensive income of $136. The impact of adopting this new statement does not affect reported US GAAP net income.

For the nine months ended September 30, 2007, the adjustment under US GAAP is an increase to other comprehensive income of $706 (net of tax of $318) (comprised of a net gain arising during the period of $703 and a credit of $3 resulting from amortization of net actuarial loss included in net periodic pension cost) for pension plans and nil for other postretirement plans, an increase to other assets of $836 and a reduction to pension and other benefit liabilities of $188.

Due to the deconsolidation of Jazz (refer to item 6 on the Accounting for Jazz), pension and other benefit liabilities of $9 was reclassified to deposits and other assets.

Notes to the Consolidated Financial Statements
Quarter 3 2007

The components of US GAAP net periodic cost of defined benefit plans include the following:

	Three months ended September 30
	Pension Benefits		Other Benefits
	2007	2006	2007	2006

Service cost	$54	$65	$16	$20
Interest cost	170	160	12	12
Expected return on plan assets	(204)	(185)	-	-
Amortization of prior service cost	-	-	-	-
Amortization of net transition obligation	-	-	-	-
Amortization of experience (gains) losses	-	5	-	(4)

	$20	$45	$28	$28
Amount charged to Aeroplan	(1)	-	-	-
Total	$19	$45	$28	$28

	Nine months ended September 30
	Pension Benefits		Other Benefits
	2007	2006	2007	2006

Service cost	$181	$193	$53	$61
Interest cost	497	481	37	36
Expected return on plan assets	(590)	(554)	-	(1)
Amortization of prior service cost	-	-	-	-
Amortization of net transition obligation	-	-	-	-
Amortization of experience (gains) losses	4	13	(22)	(13)

	$92	$133	$68	$83
Amount charged to Aeroplan	(2)	-	(1)	-
Total	$90	$133	$67	$83

As of September 30, 2007 the Corporation had contributed $307 (which includes a contribution of $4 by Jazz) to its defined benefit pension plans. The Corporation expects to contribute an additional $81 during the remainder of 2007.

11.           Fresh start reporting and goodwill

Under Canadian GAAP, upon emergence from creditor protection, the identifiable assets and liabilities of an enterprise are revalued based on the fair values of such assets and liabilities in a manner similar to that used for a business combination. The difference between the fair value of the Corporations’ equity over the fair value of the identifiable assets and liabilities is not permitted to be recorded as an asset (goodwill) under Canadian GAAP. US GAAP does not prohibit the recognition of goodwill to the extent that the reorganization value exceeds the fair value of the specific tangible and identifiable intangibles of the Corporation. The resulting goodwill under US GAAP is not amortized and is subject to an impairment test on an annual basis or earlier if an event occurs or circumstances change that would more likely than not reduce the fair value of the respective reporting unit below the carrying amount.

Under Canadian GAAP, the benefit of future income tax assets that exist at fresh start, and for which a valuation allowance is recorded against, will be recognized first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to shareholders’ equity. Under US GAAP the benefit of future income tax assets that exist at fresh start will be recognized first to reduce to nil any goodwill, then intangibles with any remaining amount taken to income.

Notes to the Consolidated Financial Statements
Quarter 3 2007

12.           Earnings per share

	Three Months Ended		Nine Months Ended
	September 30		September 30
(Canadian dollars – millions except per share data)	2007	2006	2007	2006

Numerator:
Numerator for basic earnings per share:
Income for the year	$245	$(2)	$476	$426
Accretion of convertible preferred shares (a)	(4)	(4)	(14)	(13)
Adjusted numerator for earnings per share	241	(6)	462	413
Effect of potential dilutive securities:
Convertible preferred shares (b)	4	4	14	13
Convertible notes (b)	6	6	18	18
Add back anti-dilutive impact	-	(10)	-	-
Adjusted earnings for diluted earnings per share	$251	$(6)	$494	$444
Denominator:
Denominator for basic earnings per share:
Weighted-average shares	103	102	103	102
Effect of potential dilutive securities:
Convertible preferred shares	11	1	11	1
Convertible notes	12	11	11	11
Stock options	2	7	2	7
Add back anti-dilutive impact	-	(19)	-	-
Adjusted weighted-average shares for diluted earnings per share	128	102	127	121
Basic earnings per share	$2.32	$(0.06)	$4.46	$4.05
Diluted earnings per share	$1.95	$(0.06)	$3.89	$3.68

(a)	Income is reduced by the accretion of the convertible preferred shares under US GAAP to obtain income available to common shareholders.

(b)
The adjustment to the numerator under US GAAP is different than the adjustment to the numerator under Canadian GAAP due to the difference in the value recorded at inception as described in item 2 and the difference in accretion rates.

13.           Future accounting policies

Fair value option
In February 2007, the FASB issued FASB Statement 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”), which permits an entity to measure certain financial assets and financial liabilities at fair value. Under FAS 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions, as long as it is applied to the instrument in its entirety. The Corporation will adopt this standard as of Quarter 1 2008 and is in the process of assessing the impact of adopting this standard on the consolidated financial position and results of operations.

Notes to the Consolidated Financial Statements
Quarter 3 2007

16. SUBSEQUENT EVENTS

DISPOSAL OF INTEREST IN ACTS

On October 16, 2007 ACE completed the sale of a 70% interest in ACTS.  On closing, ACE received net cash proceeds of $723.  Within 6 months of closing, ACE may receive up to an additional $40 in cash proceeds from funds held in escrow, conditional upon the completion of certain supplier contracts within specified terms.  Following the redemption of the exchangeable share issued to a party related to Grupo Taca (Note 12) and the establishment of an initial ACTS Long Term Incentive Plan (“LTIP”), ACE holds a 23% equity interest in the New ACTS.

The assets and liabilities of ACTS, as reported within the consolidated accounts and net of inter-company balances, have been classified as held for sale and are shown separately on the consolidated statement of financial position as at September 30, 2007.  All assets and liabilities have been classified as current due to the completion of the sale prior to the release of the Quarter 3, 2007 financial statements.  This includes current assets of $489 and current liabilities of $164.  The Corporation will maintain significant involvement in the New ACTS following the sale transaction.

ACTS segment income (loss), prior to certain consolidation adjustments related to revenue recognition differences amongst ACE’s operating segments, for the three months ended September 30, 2007 and September 30, 2006 was ($1) and $1 respectively.  Segment income (loss) for the nine months ended September 30, 2007 and September 30, 2006 was nil and ($26) respectively.  Effective October 16, 2007, the results and financial position of ACTS will not be consolidated within ACE and New ACTS equity investment income will be recorded prospectively from October 16, 2007.

DISPOSAL OF AEROPLAN INCOME FUND UNITS

On October 22, 2007 the Corporation completed the secondary offering of 22.0 million trust units of Aeroplan Income Fund at a price of $21.90 per unit, for net proceeds of $463.  Immediately following closing of the offering, the Corporation’s interest in Aeroplan Income Fund represents 20.1% of units issued and outstanding.

DISPOSAL OF JAZZ AIR INCOME FUND UNITS

On October 22, 2007 the Corporation completed the secondary offering of 35.5 million trust units of Jazz Air Income Fund at a price of $7.75 per unit, for net proceeds of $263.  Immediately following closing of the offering, the Corporation’s interest in Jazz Air Income Fund represents 20.1% of units issued and outstanding.

CASH POSITION

Following the disposals above, ACE’s cash and cash equivalents (excluding Air Canada and ACTS) increased from $0.402 billion to approximately $1.85 billion on October 22, 2007.

Document 2

Quarter 3 2007
Management’s Discussion and Analysis of
Results of Operations and Financial Condition

November 8, 2007

Management’s Discussion and Analysis
Quarter 3 2007

TABLE OF CONTENTS

1.	PREFACE	1
2.	CAUTION REGARDING FORWARD-LOOKING INFORMATION	2
3.	INDUSTRY INTERESTS	3
4.	RECENT SIGNIFICANT EVENTS	4
5.	ACCOUNTING POLICIES AND ESTIMATES	7
6.	RESULTS OF OPERATIONS – QUARTER 3 2007	12
6.1.	Air Canada	15
6.2.	ACTS	16
6.3.	Corporate Items and Eliminations (“CIE”)	17
7.	RESULTS OF OPERATIONS – NINE MONTHS ENDED SEPTEMBER 30, 2007	18
7.1.	Air Canada	21
7.2.	Aeroplan	23
7.3.	Jazz	23
7.4.	ACTS	24
7.5.	Corporate Items and Eliminations (“CIE”)	24
8.	FINANCIAL AND CAPITAL MANAGEMENT	25
8.1.	Analysis of Financial Position	25
8.2.	Share Information	26
8.3.	Liquidity and Working Capital	26
8.4.	Consolidated Cash flows	27
8.5.	Capital Expenditures	27
8.6.	Air Canada Fleet Strategy	29
8.7.	Air Canada Pension Plan Cash Funding Obligations	30
8.8.	Air Canada Fuel Risk Management	31
9.	QUARTERLY FINANCIAL DATA	32
10.	DERIVATIVES AND FINANCIAL INSTRUMENTS	33
11.	OFF-BALANCE SHEET ARRANGEMENTS	34
12.	CONTROLS AND PROCEDURES	34
13.	RISK FACTORS	35
14.	SUBSEQUENT EVENTS	36
15.	NON-GAAP FINANCIAL MEASURES	37
16.	GLOSSARY OF TERMS	40

Management’s Discussion and Analysis
Quarter 3 2007

1. PREFACE

ACE Aviation Holdings Inc. (“ACE”), which was incorporated on June 29, 2004, is an investment holding company of various aviation interests.  ACE has four reportable segments:  Air Canada (previously “Air Canada Services”), Aeroplan Limited Partnership (“Aeroplan”) up to March 14, 2007, Jazz Air LP (“Jazz”) up to May 24, 2007 and ACTS LP (“ACTS”) up to October 16, 2007.  Refer to section 5 of this MD&A for additional information on Aeroplan and Jazz and to section 4 of this MD&A for additional information on ACTS.

ACE is listed on the Toronto Stock Exchange (“TSX”) where its Class A variable voting shares and Class B voting shares are traded under the symbols ACE.A and ACE.B, respectively.

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) for Quarter 3 2007 should be read in conjunction with ACE’s interim unaudited consolidated financial statements and notes for Quarter 3 2007 and ACE’s annual audited consolidated financial statements and notes and its annual MD&A for 2006.  Reference to “Corporation” in this MD&A refers to, as the context may require, ACE and its aviation interests collectively, ACE and one or more of its aviation interests, one or more of ACE’s aviation interests, or ACE itself.  Except where the context otherwise requires, all monetary amounts are stated in Canadian dollars.  For an explanation of certain terms used in this MD&A, refer to section 16 “Glossary of Terms”.  Except as otherwise noted, this MD&A is current as of November 8, 2007.

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.  In particular, Air Canada has reclassified the presentation of certain aircraft sublease revenues from Jazz. The revised presentation relates to aircraft that are accounted for as owned aircraft by Air Canada but are operating leases in Jazz.   This revised presentation does not impact the consolidated results for any period presented however, it results in an increase in Air Canada’s inter-segment revenue and aircraft rent of $7 million for the three months ended September 30, 2007 ($17 million for the nine months ended September 30, 2007) and $7 million for the three months ended September 30, 2006 ($19 million for the nine months ended September 30, 2006).

Forward-looking statements are included in this MD&A.  See "Caution Regarding Forward-Looking Information" below for a discussion of risks, uncertainties and assumptions relating to these statements.  For a detailed description of the risks relating to ACE and its subsidiaries, see "Risk Factors" in ACE’s 2006 annual MD&A dated February 14, 2007 and section 13 of this MD&A.

The ACE Audit, Finance & Risk Committee reviewed this MD&A and the Quarter 3 2007 unaudited consolidated financial statements and notes and ACE’s Board of Directors approved these documents prior to their release.  For further information on ACE’s public disclosure file, including ACE’s Annual Information Form, please consult SEDAR at www.sedar.com, EDGAR at www.sec.gov/edgar.shtml or ACE’s website at www.aceaviation.com.

1

Management’s Discussion and Analysis
Quarter 3 2007

2. CAUTION REGARDING FORWARD-LOOKING INFORMATION

This MD&A includes forward-looking statements within the meaning of applicable securities laws.  These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable.  These statements may involve, but are not limited to, comments relating to strategies, expectations, planned operations or future actions.

These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties.  Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business.  Results indicated in forward-looking statements may differ materially from actual results due to a number of factors, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout this MD&A and, in particular, those identified in the "Risk Factors" section of ACE’s 2006 annual MD&A dated February 14, 2007 and section 13 of this MD&A.  The forward-looking statements contained in this MD&A represent the Corporation’s expectations as of the date of this MD&A and are subject to change after such date.  However, the Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

2

Management’s Discussion and Analysis
Quarter 3 2007

3. INDUSTRY INTERESTS

The following is a descriptive listing of ACE’s aviation interests as at November 8, 2007.

Segment	Operating Companies	Ownership
Air Canada

Air Canada (TSX: AC.A, AC.B) is Canada's largest domestic and international airline and the largest provider of scheduled passenger services in the Canadian market, the Canada - US transborder market and in the international market to and from Canada.

AC Cargo Limited Partnership ("Air Canada Cargo") and Air Canada, together, are Canada's largest provider of air cargo services.

ACGHS Limited Partnership ("Air Canada Ground Handling") is a passenger and ground handling service provider.

Touram Limited Partnership ("Air Canada Vacations") is a major Canadian tour operator offering leisure vacation packages.

		75.0%
Aeroplan	Aeroplan (TSX: AER.UN) is Canada's premier loyalty marketing program. Aeroplan provides its commercial partners with loyalty marketing services designed to stimulate demand for such partners' products and services. ACE’s ownership interest in Aeroplan is held indirectly through its holdings of Aeroplan Income Fund units. See “Recent Significant Events”.	20.1%
Jazz	Jazz (TSX: JAZ.UN) is the largest regional airline and second largest airline in Canada, after Air Canada, based on fleet size and number of routes operated. Jazz operates both domestic and US transborder services for Air Canada under a capacity purchase agreement. ACE’s ownership interest in Jazz is held indirectly through its holdings of Jazz Air Income Fund units. See “Recent Significant Events”.	20.1%
ACTS	ACTS is a full-service aircraft maintenance, repair and overhaul organization that competes on a global basis. On February 13, 2007, ACTS acquired 80% of Aeromantenimiento, S.A. (“Aeroman”). On October 16, 2007, ACE completed the sale of a 70% interest in ACTS. See “Recent Significant Events”.	23.0%

3

Management’s Discussion and Analysis
Quarter 3 2007

4. RECENT SIGNIFICANT EVENTS

A number of significant events occurred during the period January 1, 2007 to November 8, 2007.  These events are summarized below.

Aeroplan

On January 10, 2007, ACE shareholders received 50,000,000 units of Aeroplan Income Fund representing 0.442 units per variable voting share, voting share and preferred share (on an as-converted basis) of ACE.  For the purpose of the special distribution, ACE exchanged 50 million Aeroplan LP units into 50 million Aeroplan Income Fund units which were distributed to ACE’s shareholders on the record date.  Based on a closing price of $17.97 per unit of Aeroplan Income Fund on the TSX on January 10, 2007, the distribution was valued at approximately $899 million or $7.95 per ACE share.

On January 10, 2007, ACE exchanged 60,000,000 Aeroplan LP units for 60,000,000 Aeroplan Income Fund units.  The exchange was made for internal reorganization purposes.

On March 14, 2007, ACE shareholders received 20,272,917 units of Aeroplan Income Fund representing 0.177 units per variable voting share, voting share and preferred share (on an as-converted basis) of ACE.  For internal reorganization purposes, on March 14, 2007, ACE exchanged its remaining 40,545,835 units of Aeroplan LP into 40,545,835 units of Aeroplan Income Fund.  Based on a closing price of $19.40 per unit of Aeroplan Income Fund on the TSX on March 14, 2007, the distribution was valued at approximately $393 million or $3.45 per ACE share.

On May 24, 2007, ACE shareholders received 18,000,000 units of Aeroplan Income Fund representing 0.157 units per variable voting share, voting share and preferred share (on an as-converted basis) of ACE.  Based on a closing price of $21.50 per unit of Aeroplan Income Fund on the TSX on May 24, 2007, the distribution was valued at approximately $387 million or approximately $3.39 per ACE share.

On October 22, 2007, ACE completed the secondary offering of 22,000,000 units of Aeroplan Income Fund at a price of $21.90 per unit for gross proceeds of $482 million ($463 million, net of fees).  ACE retained 40,292,088 units of Aeroplan Income Fund.  As at November 8, 2007, ACE holds a 20.1% ownership interest in Aeroplan, indirectly through its holding of Aeroplan Income Fund units. Refer to section 5 of this MD&A for information relating to a change in ACE’s accounting for its investment in Aeroplan.

Jazz

On March 14, 2007, ACE shareholders received 25,000,000 units of Jazz Air Income Fund representing 0.219 units per variable voting share, voting share and preferred share of ACE (on an as-converted basis).  Based on a closing price of $8.60 per unit of Jazz Air Income Fund on the TSX on March 14, 2007, the distribution was valued at approximately $215 million or $1.88 per ACE share.  On March 14, 2007, ACE exchanged 25,000,000 units of Jazz into 25,000,000 units of Jazz Air Income Fund.

On March 30, 2007, ACE exchanged its remaining 47,226,920 units of Jazz into 47,226,920 units of Jazz Air Income Fund.  The exchange was made for internal reorganization purposes.

On May 24, 2007, ACE shareholders received 12,000,000 units of Jazz Air Income Fund representing 0.105 units per variable voting share, voting share and preferred share (on an as-converted basis) of ACE.  Based on a closing price of $8.26 per unit of Jazz Air Income Fund on the TSX on May 24, 2007, the distribution was valued at approximately $99 million or approximately $0.87 per ACE share.

On October 22, 2007, ACE completed the secondary offering of 35,500,000 units of Jazz Air Income Fund at a price of $7.75 per unit for gross proceeds of $275 million ($263 million, net of fees).  ACE retained 24,726,920 units of Jazz Air Income Fund.  As at November 8, 2007, ACE holds a 20.1% interest in Jazz, indirectly through its holding of Jazz Air Income Fund units.  Refer to section 5 of this MD&A for information relating to a change in ACE’s accounting for its investment in Jazz.

4

Management’s Discussion and Analysis
Quarter 3 2007

ACTS

On February 13, 2007, ACTS LP, through a wholly-owned subsidiary, acquired 80% of Aeromantenimiento, S.A. ("Aeroman"), the aircraft maintenance division of Grupo TACA Holdings Limited ("Grupo TACA") of El Salvador. Total consideration for this acquisition included cash as well as a right to acquire an equity stake in ACTS LP.

The cash component of US$45 million consisted of cash of $50 million (US$43 million) on closing and milestone payments of up to $2 million (US$2 million) in the aggregate, funded by ACTS LP through ACE's available cash resources.  A Class A non-voting redeemable share in a wholly-owned subsidiary of ACTS LP (“exchangeable share”) was issued to Grupo TACA.  Subsequent to the issue of the exchangeable share, ACE agreed to a transfer of Grupo TACA’s rights to a Grupo TACA related party.  Subsequent to September 30, 2007, the exchangeable share was exchanged by a Grupo TACA related party.  The redemption obligation was satisfied with an equity stake of 5% in the New ACTS and a cash payment of $31 million. The “New ACTS” refers to ACTS post the monetization.  The Grupo TACA related party can put its equity in the New ACTS to ACE at US$18.4 million over 12 months commencing from the date of monetization.  In connection with this acquisition, ACTS LP and its wholly-owned subsidiary entered into a shareholders agreement with Grupo TACA. The agreement provides Grupo TACA a put option to sell the remaining 20% non-controlling interest in Aeroman to ACTS LP, exercisable at any time after February 13, 2009 for up to 50% of its interest and after February 13, 2012 for all or part of its then remaining interest.  These dates are subject to a one year extension under certain circumstances.  On monetization, the New ACTS assumed responsibility for this put option.  Refer to Note 12 to ACE’s Quarter 3 2007 interim unaudited consolidated financial statements for additional information.

On October 16, 2007, ACE completed the sale of a 70% interest in ACTS.  On closing, ACE received net cash proceeds of $723 million, which included the settlement of a $200 million intercompany note payable by ACTS to ACE.  Within six months of closing, ACE may receive up to an additional $40 million in cash proceeds from funds held in escrow, conditional upon the completion of certain supplier contracts within specified terms.  Following the redemption of the exchangeable share issued to a party related to Grupo TACA as discussed above and the establishment of an initial ACTS Long Term Incentive Plan (“LTIP”), ACE holds a 23% equity interest in the New ACTS with a fair value of $83 million.

Transaction Summary ($ millions)

Total enterprise value	$ 975
Closing costs and other adjustments	(18)
Net transaction proceeds	$ 957

Net cash proceeds to ACE (a)	$ 723
Equity in the New ACTS held by ACE (23%)	83
Funds held in escrow pending completion of supplier contracts	40
$ 846
Payment of amounts due to Air Canada (b)	$ 55
Redemption of exchangeable share in ACTS (c)	49
Initial ACTS long term incentive plan (LTIP) (2%)	7
$ 957

a)	This amount includes the settlement of the $200 million intercompany note payable by ACTS to ACE.
b)
Consists of $28 million for the purchase of a building, $17 million to pay an intercompany note payable by ACTS to Air Canada and a payment for other obligations in the amount of $10 million.  Air Canada received an additional $10 million from the purchaser.

c)	$49 million (US$50.5 million) redemption obligation satisfied with an equity stake of $18 million (5%) in the New ACTS and a cash payment of $31 million.

The assets and liabilities of ACTS, as reported within the consolidated accounts and net of inter-company balances, have been classified as held for sale and are shown separately on the consolidated statement of financial position as at September 30, 2007.  All assets and liabilities have been classified as current due to the completion of the sale prior to the release of ACE’s Quarter 3 2007 interim unaudited consolidated financial statements.  This includes current assets of $489 million and current liabilities of $164 million.  The Corporation will maintain significant involvement in the New ACTS following the sale transaction.

5

Management’s Discussion and Analysis
Quarter 3 2007

ACTS segment income (loss), prior to certain consolidation adjustments related to revenue recognition differences amongst ACE’s operating segments, for the three months ended September 30, 2007 and September 30, 2006 was ($1 million) and $1 million respectively.  Segment income (loss) for the nine months ended September 30, 2007 and September 30, 2006 was nil and ($26 million), respectively.  Effective October 16, 2007, the results and financial position of ACTS will not be consolidated within ACE and the New ACTS equity investment income will be recorded after October 16, 2007.

US Airways Investment

In 2005, ACE made an investment of US$75 million in US Airways Group, Inc. (“US Airways”) for 5 million shares.  In 2006, ACE disposed of 4.5 million shares of its holdings in US Airways for net proceeds of $232 million and recorded pre-tax gains totalling $152 million.  In Quarter 2 2007, ACE disposed of 0.249 million shares of its holding in US Airways for total net proceeds of $8 million and recorded pre-tax gains totaling $4 million.  In Quarter 3 2007, ACE disposed of the remaining 0.251 million shares of its holding in US Airways for total net proceeds of $8 million and recorded pre-tax gains totaling $4 million as a result of this transaction.

Air Canada Vacations

In Quarter 3 2007, ACE sold its 49% interest in Air Canada Vacations to Air Canada, for proceeds of $10 million, effectively reducing the Corporation’s indirect ownership in Air Canada Vacations from 87.25% to 75%.  The proceeds reflect the consideration paid by ACE upon the transfer of the investment from Air Canada to ACE in 2005.  As at November 8, 2007, Air Canada Vacations is 100% owned by Air Canada.

6

Management’s Discussion and Analysis
Quarter 3 2007

5. ACCOUNTING POLICIES AND ESTIMATES

ACE’s interim unaudited consolidated financial statements and notes for Quarter 3 2007 have been prepared in accordance with Generally Accepted Accounting Principles in Canada (“GAAP”).  The interim unaudited consolidated financial statements contain all adjustments that management believes are necessary for the fair presentation of the Corporation’s financial position, results of operations and changes in cash flows.  The accounting policies used in preparing the interim unaudited consolidated financial statements are consistent with those disclosed in Note 2 to ACE’s 2006 annual audited consolidated financial statements.  Significant exceptions are a change in accounting for ACE’s investment in Aeroplan effective March 14, 2007; a change in accounting for ACE’s investment in Jazz effective May 24, 2007; and the adoption, on January 1, 2007, of certain accounting policies relating to financial instruments, hedges, comprehensive income and equity.  These changes are summarized below and are further described in Note 1 to ACE’s Quarter 3 2007 interim unaudited consolidated financial statements.

Information on ACE’s critical accounting estimates, including assumptions made for pension and other benefits plans is provided in ACE’s 2006 annual MD&A dated February 14, 2007.  There were no significant changes in critical accounting estimates from those disclosed at that time. Refer to section 8.7 of this MD&A for an update on Air Canada’s pension plan cash funding obligations.

Accounting for Aeroplan

As a result of ACE's special distribution of Aeroplan Income Fund units and the conversion of its remaining units of Aeroplan into units of Aeroplan Income Fund on March 14, 2007, the Corporation’s results and financial position reflect the consolidation of Aeroplan’s operations only up to March 14, 2007.  After that date, ACE’s remaining investment in Aeroplan is accounted for using the equity method.  ACE’s consolidated statement of operations for the nine months ended September 30, 2007 includes $35 million of equity income from the Aeroplan investment which represents ACE's proportionate interest in Aeroplan's results of operations from March 14, 2007 ($15 million for Quarter 3 2007).

ACE’s consolidated statement of financial position as at September 30, 2007 does not reflect the financial position of Aeroplan.  The comparative December 31, 2006 consolidated statement of financial position included the following items:

•	Cash and cash equivalents of $167 million, short-term investments of $453 million and other current assets of $72 million;
•	Long-lived assets of $373 million;
•	Current liabilities of $670 million;
•	Long-term debt of $300 million; and
•	Aeroplan long-term deferred revenues of $801 million.

ACE’s investment in Aeroplan of $(710) million was negative due to accumulated distributions to ACE in excess of income and capital invested, and net of fair value adjustments recorded upon the application of fresh start reporting.  Subsequent to the distribution on March 14, 2007, ACE's 40.1% proportionate interest in the accumulated deficit of Aeroplan was $284 million.  ACE has retained this negative investment of $284 million and reflected the amount in other long term liabilities.  As a result, the difference between the net investment prior to and after the distribution has been recorded as a credit to contributed surplus in the amount of $426 million.  The May 24, 2007 distribution of Aeroplan units resulted in a further reduction to the negative investment in Aeroplan of $63 million with a credit to contributed surplus in the amount of $57 million for Quarter 2 2007 and a reduction to interest expense of $6 million for a total credit to contributed surplus of $483 million for the six months ended June 30, 2007.

The cash flow impact of ACE’s deconsolidation of Aeroplan was $231 million.  This reflects the Aeroplan cash that was removed from ACE’s consolidated statement of financial position as a result of the deconsolidation of Aeroplan in Quarter 1 2007 and was classified as a cash outflow from investing activities on ACE’s consolidated statement of cash flows.

7

Management’s Discussion and Analysis
Quarter 3 2007

The related party balances between Aeroplan and the Corporation were as follows:

($ millions)	September 30, 2007

Accounts receivable (Air Canada)	$35
Distribution receivable (ACE)	4
Total Receivable	$39

The related party revenues and expenses to Air Canada with Aeroplan for the three months ended September 30, 2007 and the period between March 14, 2007 and September 30, 2007 are summarized below:

($ millions)	Three months ended September 30, 2007	Period ended September 30, 2007
Revenues
Revenues from Aeroplan related to Aeroplan rewards	$117	$246
Cost of Aeroplan Miles purchased from Aeroplan	(56)	(140)
Property rental revenues from related parties	4	9
	$65	$115
Expenses
Call centre management and marketing fees for services from Aeroplan	$2	$4
Recovery of wages, salary and benefit expense for employees assigned to Aeroplan	(13)	(30)
	$(11)	$(26)

Aeroplan Miles Obligation

In 2001, Air Canada established Aeroplan as a limited partnership wholly owned by Air Canada.  The Aeroplan loyalty program was previously a division of Air Canada.

Under the Commercial Participation and Services Agreement (CPSA) between Air Canada and Aeroplan, Air Canada retained responsibility for the 103 billion Miles to be redeemed from accumulations up to December 31, 2001.  Aeroplan assumed responsibility for all Miles issued beginning January 1, 2002.  On December 31, 2001, there were 171 billion Miles outstanding of which, after considering breakage, management estimated that 103 billion Miles would be redeemed.

In 2006, with the assistance of independent actuaries, management of Air Canada and Aeroplan re-estimated the number of Miles expected to be redeemed from accumulations up to December 31, 2001.  As a result, management of Air Canada and Aeroplan expected that 112 billion Miles would be redeemed compared to the original estimate of 103 billion.  Pursuant to the terms of the CPSA, dated June 9, 2004, as amended, management of Air Canada and Aeroplan agreed to further amend the terms of the CPSA.  Effective October 13, 2006, by amendment, Air Canada assumed responsibility for the redemption of up to 112 billion Miles and, as a result, recorded a special charge of $102 million for the incremental 9 billion Miles against Operating revenues in Quarter 3 2006 and increased Aeroplan deferred revenues.  This amendment to the CPSA represented full and final settlement with Aeroplan of Air Canada’s obligations for the redemption of pre-2002 Miles.  Aeroplan is responsible for any redemption of Miles in excess of the re-estimated 112 billion Miles.  The amount of the additional liability was determined by valuing the incremental Miles at fair value.

8

Management’s Discussion and Analysis
Quarter 3 2007

Accounting for Jazz

As a result of the special distribution of Jazz Air Income Fund units on May 24, 2007, the Corporation’s results and financial position reflect the consolidation of Jazz’s operations only up to May 24, 2007.  After that date, ACE’s remaining investment in Jazz is accounted for using the equity method.  ACE’s consolidated statement of operations for the nine months ended September 30, 2007 includes $19 million of equity income from the Jazz investment which represents ACE's proportionate interest in Jazz’s results of operations from May 24, 2007 ($12 million for Quarter 3 2007).

ACE’s consolidated statement of financial position as at September 30, 2007 does not reflect the financial position of Jazz.  The comparative December 31, 2006 consolidated statement of financial position included the following items:

•	Cash and cash equivalents of $135 million and other current assets of $109 million;
•	Long-lived assets of $239 million;
•	Current liabilities of $213 million;
•	Long-term debt of $115 million; and
•	Other long-term liabilities of $71 million.

As at May 24, 2007, ACE’s net investment in Jazz was $42 million.

The cash flow impact of ACE’s deconsolidation of Jazz was $138 million.  This reflects the Jazz cash that was removed from ACE’s consolidated statement of financial position as a result of the deconsolidation of Jazz in Quarter 2 2007 and is classified as a cash outflow from investing activities on the consolidated statement of cash flows.

The related party balances between Jazz and the Corporation were as follows:

($ millions)	September 30, 2007

Accounts receivable (Air Canada/ACTS)	$110
Distributions receivable (ACE)	5
Accounts payable (Air Canada)	(70)
Net Receivable	$45

9

Management’s Discussion and Analysis
Quarter 3 2007

The related party revenues and expenses to Air Canada with Jazz for the three months ended September 30, 2007 and the period between May 24, 2007 and September 30, 2007 are summarized below:

($ millions)	Three months ended September 30, 2007	Period ended September 30, 2007
Revenues
Revenues from Corporate services and other (Air Canada)	$4	$5
Ground Handling revenues from Jazz (Air Canada)	13	17
Maintenance revenues from Jazz (ACTS)	18	21
Aircraft sublease revenues from Jazz (Air Canada)	7	8
Property rental revenues with Jazz (Air Canada)	2	3
	$44	$54
Expenses (Air Canada)
Expense from Capacity Purchase Agreement with Jazz	$234	$310
Pass-through fuel expense from Jazz	84	113
Pass-through airport user fees from Jazz	54	71
Pass-through other expense from Jazz	5	7
Other expenses from Jazz	2	2
	$379	$503

In addition to the above revenues and expenses with Jazz, Air Canada transfers fuel inventory and subleases certain aircraft to Jazz on a flow through basis, which are reported net on Air Canada’s consolidated statement of operations.

Financial Instruments
On January 1, 2007, Air Canada adopted CICA accounting handbook section 3855, Financial Instruments – Recognition and Measurement, section 3861, Financial Instruments and Presentation, section 3865, Hedges, section 1530, Comprehensive Income and section 3251, Equity, and Emerging Issues Committee Abstract 164, Convertible and Other Debt Instruments with Embedded derivatives (“EIC-164”).  Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.  The purpose of the section is to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

The adopted sections establish standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Under these standards, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions.  Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities.

With the exception of investment securities classified as available-for-sale and derivatives designated as cash flow hedges, changes in the fair values over the reporting period are reported in net income.  The changes in fair values of investment securities classified as available-for-sale and derivatives designated as cash flow hedges are reported in other comprehensive income.

For the derivatives designed under hedge accounting as cash flow hedges, the standards require the effectiveness of the hedging relationships for the reporting period to be quantified.  The effective portion of the change in fair value is recognized in other comprehensive income while the ineffective portion is reported in non-operating income.  Upon maturity of the fuel derivatives, the effective gains and losses previously recognized in accumulated other comprehensive income (“AOCI”) are recorded in fuel expense.

Impact of Changes in Accounting Policies

In accordance with the transitional provisions of the standards, prior periods have not been restated for the adoption of these new accounting standards.

10

Management’s Discussion and Analysis
Quarter 3 2007

Upon adoption, the Corporation recorded the following transition adjustments to its consolidated statement of financial position.

Increase (decrease)	($ millions)

Deposits and other assets	$23
Future income taxes ($6 million, net of a valuation allowance of $6 million)	-
Deferred charges	(29)
Intangible assets	(3)
Accounts payable and accrued liabilities	19
Long-term debt and capital leases	(30)
Non-controlling interest	4
Retained earnings, net of tax	5
Accumulated other comprehensive income (loss) , net of tax of $4 million	(7)

Refer to Note 1 to ACE’s Quarter 3 2007 interim unaudited consolidated financial statements for additional information.

Accounting for Uncertainty in Income Taxes (FIN 48)

For US GAAP reporting, new standards from the Financial Accounting Standards Board (FASB) became effective on January 1, 2007 for the Corporation.  FIN 48, Accounting for Uncertainty in Income Taxes, is an interpretation of FASB statement 109, Accounting for Income Taxes, that clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements.  This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  Implementation of this standard is reflected in the Corporation’s reconciliation of Canadian GAAP to US GAAP commencing in Quarter 2 2007.  Refer to Note 15 to ACE’s Quarter 3 2007 interim unaudited consolidated financial statements for a reconciliation of Canadian to US GAAP.

Convertible and Other Debt Instruments with Embedded Derivatives

EIC-164 provides guidance on whether an issuer of certain types of convertible debt instruments should classify the instruments as liabilities or equity, whether the instruments contain any embedded derivatives, and how the instruments should be accounted for and presented. The guidance also addresses earnings per share implications.  The Corporation adopted this guidance in Quarter 1 2007 to financial instruments accounted for in accordance with section 3855.  There is no financial statement impact as a result of the adoption.

Future Accounting Changes

The CICA issued four new accounting standards: section 1535, Capital Disclosures, section 3862, Financial Instruments – Disclosures, section 3863, Financial Instruments – Presentation and section 3031, Inventories.  These new standards will be effective for fiscal years beginning on or after October 1, 2007 and the Corporation will adopt them on January 1, 2008.  The Corporation is in the process of evaluating the disclosure and presentation requirements of the new standards, however, it is not anticipated that the results of the Corporation will be affected.

Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed.  The purpose will be to enable users of the financial statements to evaluate the entity’s objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3031 will replace section 3030, Inventories, providing more extensive guidance on measurement and expanding disclosure requirements to increase transparency.

11

Management’s Discussion and Analysis
Quarter 3 2007

6. RESULTS OF OPERATIONS – QUARTER 3 2007

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for the three months ended September 30, 2007.

Unaudited	Quarter 3 2007
($ millions)	Air Canada	ACTS	CIE	ACE Total
Operating revenue
Passenger revenue	$2,660	$-	$-	$2,660
Cargo revenue	132	-	-	132
Other revenue	111	71	48	230
External revenue	2,903	71	48	3,022
Inter-segment revenue	51	173	(224)	-
	2,954	244	(176)	3,022

Operating expenses
Wages, salary and benefits	478	83	(3)	558
Aircraft fuel	716	-	-	716
Aircraft rent	66	-	-	66
Airport user fees	284	-	-	284
Aircraft maintenance, materials, and supplies	155	66	(136)	85
Communications and information technology	70	4	(3)	71
Food, beverages and supplies	88	-	-	88
Depreciation, amortization, and obsolescence	144	10	(7)	147
Commissions	54	-	-	54
Capacity purchase with Jazz	234	-	-	234
Other operating expenses	314	76	(11)	379
	2,603	239	(160)	2,682

Operating income (loss)	351	5	(16)	340

Non-operating income (expense)
Interest income	21	-	4	25
Interest expense	(82)	(4)	(10)	(96)
Interest capitalized	24	-	-	24
Aeroplan equity investment income(1)	-	-	15	15
Jazz equity investment income(2)	-	-	12	12
Gain on sale of US Airways shares	-	-	4	4
Loss on disposal of assets	(2)	-	-	(2)
Loss on financial instruments	(4)	-	-	(4)
Other non-operating expense	(2)	(2)	(1)	(5)
	(45)	(6)	24	(27)

Income (loss) before the following items:	306	(1)	8	313

Non-controlling interest	-	-	(69)	(69)
Foreign exchange gain	104	-	-	104
Recovery of (provision for) income taxes	(137)	-	13	(124)
Income (loss) for the period	$273	$(1)	$(48)	$224

EBITDAR/EBITDA(3)	561	15	(23)	553

1.
ACE is accounting for its investment in Aeroplan under the equity method and, for Quarter 3 2007, has recorded equity income from the Aeroplan investment in non-operating income under “Aeroplan equity investment income” within the CIE segment.

2.
ACE is accounting for its investment in Jazz under the equity method and, for Quarter 3 2007, has recorded equity income from the Jazz investment in non-operating income under “Jazz equity investment income” within the CIE segment.

3.
Refer to section 15 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss) and EBITDAR/EBITDA excluding special charges to operating income (loss).

12

Management’s Discussion and Analysis
Quarter 3 2007

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for the three months ended September 30, 2006.

Unaudited	Quarter 3 2006
($ millions)	Air Canada	Aeroplan	Jazz	ACTS	CIE	ACE Total
Operating revenue
Passenger revenue	$2,552	$-	$-	$-	$12	$2,564
Cargo revenue	157	-	-	-	-	157
Other revenue	104	176	1	63	(118)	226
External revenue	2,813	176	1	63	(106)	2,947
Inter-segment revenue	48	2	368	138	(556)	-
	2,861	178	369	201	(662)	2,947
Special charge for Aeroplan miles	(102)	-	-	-	-	(102)
	2,759	178	369	201	(662)	2,845

Operating expenses
Wages, salary and benefits	461	20	78	82	-	641
Aircraft fuel	761	-	86	1	(86)	762
Aircraft rent	80	-	35	-	(7)	108
Airport user fees	275	-	49	-	(49)	275
Aircraft maintenance, materials, and supplies	167	-	26	47	(140)	100
Communications and information technology	67	5	2	3	(7)	70
Food, beverages and supplies	91	-	4	-	(2)	93
Depreciation, amortization, and obsolescence	125	3	5	8	4	145
Commissions	61	-	-	-	-	61
Capacity purchase with Jazz	226	-	-	-	(226)	-
Other operating expenses	315	117	45	56	(146)	387
	2,629	145	330	197	(659)	2,642

Operating income (loss)	130	33	39	4	(3)	203

Non-operating income (expense)
Interest income	21	6	2	-	4	33
Interest expense	(78)	(4)	(2)	(4)	(6)	(94)
Interest capitalized	17	-	-	-	1	18
Gain on sale of US Airways shares	-	-	-	-	52	52
Gain (loss) on disposal of assets	1	-	-	-	(5)	(4)
Loss on financial instruments	(16)	-	-	-	-	(16)
Other non-operating income (expense)	2	(1)	-	2	(4)	(1)
	(53)	1	-	(2)	42	(12)

Income before the following items:	77	34	39	2	39	191

Non-controlling interest	(1)	-	-	-	(18)	(19)
Foreign exchange gain (loss)	(3)	-	-	(1)	1	(3)
Provision for income taxes	(29)	-	-	-	(37)	(66)
Income (loss) for the period	$44	$34	$39	$1	$(15)	$103

EBITDAR/EBITDA(1)	335	36	79	12	(6)	456
EBITDAR/EBITDA(1) excluding special charge	437	36	79	12	(6)	558

1.	Refer to section 15 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss).

13

Management’s Discussion and Analysis
Quarter 3 2007

As previously discussed, ACE’s investments in Aeroplan and Jazz are accounted for using the equity method effective March 14, 2007 and May 24, 2007, respectively.  Consequently, ACE’s results of operations for Quarter 3 2007 are not directly comparable to its operating results for Quarter 3 2006.  ACE’s 2006 results reflect the consolidation of Aeroplan’s and Jazz’s operations.

ACE recorded operating income of $340 million in Quarter 3 2007 compared to operating income of $203 million in Quarter 3 2006.  Included in Quarter 3 3006 was a special charge of $102 million recorded in operating revenues in connection with Air Canada’s obligations for the redemption of pre-2002 Aeroplan miles.  ACE’s consolidated results for Quarter 3 2006 included operating income from Aeroplan and Jazz of $33 million and $39 million, respectively.  In Quarter 3 2006, Aeroplan recorded EBITDA of $36 million and Jazz recorded EBITDAR of $79 million.

EBITDAR of $553 million was recorded in Quarter 3 2007 compared to EBITDAR of $456 million in the same period in 2006.  Excluding the special charge for Aeroplan miles of $102 million recorded in Quarter 3 2006, EBITDAR for Quarter 3 2007 decreased $5 million from the same period in 2006.

ACE recorded operating revenues of $3,022 million and operating expenses of $2,682 million in Quarter 3 2007.  In the same period in 2006, ACE recorded operating revenues of $2,845 million, including the special charge for Aeroplan miles, and operating expenses of $2,642 million.  As a result of the deconsolidation of Aeroplan and Jazz, ACE’s Quarter 3 2007 operating revenues and expenses are not directly comparable to its Quarter 3 2006 operating revenues and expenses.

Non-operating expense amounted to $27 million in Quarter 3 2007 compared to non-operating expense of $12 million in Quarter 3 2006.  In Quarter 3 2007, net interest expense of $47 million increased $4 million from the same period in 2006.  A decrease in interest income in addition to an increase in interest expense, largely driven by the financing of additional aircraft, were partly offset by interest capitalized relating to the acquisition of new aircraft.  Net interest expense was also favourably impacted by a stronger Canadian dollar versus the US dollar in 2007.  Included in non-operating income was a loss of $4 million in Quarter 3 2007 and a loss of $16 million in Quarter 3 2006 relating to fair value adjustments on certain derivative financial instruments entered into by Air Canada.  ACE’s consolidated statement of operations for Quarter 3 2007 included $15 million of equity income from the Aeroplan investment and $12 million of equity income from the Jazz investment.   In Quarter 3 2007, ACE recorded a pre-tax gain of $4 million ($3 million after tax) relating to the sale of 0.251 million shares in US Airways Group, Inc. (“US Airways”).  In Quarter 3 2006, ACE recorded a pre-tax gain of $52 million ($43 million after tax) relating to the sale of 1.25 million shares in US Airways.

Net gains on foreign currency monetary items amounted to $104 million in Quarter 3 2007, attributable to a stronger Canadian dollar at September 30, 2007 compared to June 30, 2007.  This compared to losses of $3 million in Quarter 3 2006.

Non-controlling interest amounted to $69 million in Quarter 3 2007 compared to $19 million in Quarter 3, 2006, an increase of $50 million.  This change is attributed to the initial public offering of Air Canada in November 2006 partially offset by the reduction in ACE’s holdings of Aeroplan and Jazz and the resulting change to the equity method of accounting for these investments on March 14, 2007 and May 24, 2007, respectively.

As a result of the changes in ACE’s ownership interest in Air Canada, Jazz and Aeroplan, foreign exchange and other non-recurring gains, net income results for Quarter 3 2007 are not directly comparable to net income results for Quarter 3 2006.

Net income in Quarter 3 2007 amounted to $224 million or $1.84 per diluted share.  Net income in Quarter 3 2006 amounted to $103 million or $0.95 per diluted share.

14

Management’s Discussion and Analysis
Quarter 3 2007

6.1           Air Canada

Air Canada reported operating income of $351 million in Quarter 3 2007 compared to operating income of $130 million in Quarter 3 2006, an increase of $221 million.  EBITDAR of $561 million in Quarter 3 2007 reflected an improvement of $226 million over Quarter 3 2006.  Included in Quarter 3 2006 was a special charge of $102 million recorded in operating revenues in connection with Air Canada’s obligations for the redemption of pre-2002 Aeroplan miles.  Excluding the special charge for Aeroplan miles, Quarter 3 2007 operating income and EBITDAR increased $119 million and $124 million, respectively, over the same period in 2006.

Passenger revenues increased $108 million or 4.2% to $2,660 million in Quarter 3 2007, mainly reflecting traffic growth.  In addition, ancillary passenger fees amounted to $24 million in Quarter 3 2007. These ancillary passenger fees, which are included in passenger revenues in 2007, were included in other revenues in 2006.  A partly offsetting factor to these increases was the adverse impact of a stronger Canadian dollar on foreign currency denominated revenues versus Quarter 3 2006.  This impact accounted for a decrease of approximately $20 million to passenger revenues.  System yield improved 1.1% over Quarter 3 2006.  In Quarter 3 2007, traffic grew 3.1% on a capacity increase of 3.5% over Quarter 3 2006, resulting in a passenger load factor decrease of 0.3 percentage points.  RASM rose 0.7% over the Quarter 3 2006 due to the growth in yield.   The domestic and US transborder markets reflected strong yield growth.

In Quarter 3 2007, cargo revenues declined $25 million or 16% from Quarter 3 2006.  In Quarter 3 2007, Air Canada operated one chartered freighter versus three freighter aircraft in Quarter 3 2006.  System cargo traffic was down 11% on a 4% reduction of available cargo capacity. Cargo yield per revenue ton mile declined 7% from the 2006 quarter.

Other revenues of $162 million in Quarter 3 2007 grew $10 million or 7% from the same period in 2006 and included third party aircraft sublease revenues of $8 million in 2007 and growth in third party revenues from Air Canada Vacations and Air Canada Ground Handling Services.  A partly offsetting factor was the impact of the reclassification of certain ancillary passenger fees to passenger revenues effective January 1, 2007.

Operating expenses were $2,603 million in Quarter 3 2007, a decrease of $26 million or 1% over Quarter 3 2006.  The stronger Canadian dollar was a factor in the quarter’s overall unit cost decrease, particularly in aircraft fuel.  Unit cost, as measured by operating expense per ASM, decreased 4.4% over Quarter 3 2006.  Excluding fuel expense, unit cost decreased 2.4% over the same period in 2006.

Wages, salaries and benefits amounted to $478 million in Quarter 3 2007, an increase of $17 million or 4% from Quarter 3 2006.

Wages and salaries expense totaled $386 million in Quarter 3 2007, an increase of $19 million or 5% from Quarter 3 2006, mainly due to an addition of 662 full-time equivalent (“FTE”) employees or 3% over Quarter 3 2006 and, to a much lesser extent, to higher average wage rates established during the wage review process with Air Canada’s unionized employees.  The increase in FTE employees was mainly related to pilots, flight attendants and ground handling personnel required to support the 3.5% growth in ASM capacity.

Employee benefits expense amounted to $92 million in Quarter 3 2007, a decrease of $2 million or 2% from  Quarter 3 2006, largely attributable to a decline in pension and post-employment benefit expenses as a result of revised actuarial valuations offset by increased expense relating to health benefits for active employees.

Despite an ASM capacity increase of 3.5%, fuel expense of $716 million in Quarter 3 2007 decreased $45 million or 6% from Quarter 3 2006.  The volume-related increase of $22 million and the unfavourable impact of a higher average base fuel price of $6 million were more than offset by the favourable impact of a stronger Canadian dollar versus the US dollar which accounted for a decrease of $46 million in fuel expense, hedging gains of $8 million in 2007 compared to hedging losses of $9 million in 2006 and a $10 million decrease due to a reduction in MD-11 freighter operations.

Ownership costs, comprised of aircraft rent, depreciation, amortization and obsolescence expenses, of $210 million in Quarter 3 2007 increased $5 million from Quarter 3 2006.
15

Management’s Discussion and Analysis
Quarter 3 2007

Airport and navigation fees of $284 million in Quarter 3 2007 increased $9 million or 3% over the same period in 2006, mainly due to a 5% increase in aircraft frequencies and higher rates for landing and general terminal fees, primarily at Toronto’s Pearson International Airport (“Pearson Airport”).  These increases were partly offset by 4% and 1.7% rate reductions for navigation fees in Canada which became effective in August 2007 and in September 2006, respectively.

Aircraft maintenance, materials and supplies of $155 million in Quarter 3 2007 decreased $12 million or 7% from Quarter 3 2006 mainly as a result of reduced engine maintenance for Airbus A340 and Boeing 767-300 aircraft largely due to a reduction of four aircraft and a planned delay in previously scheduled Boeing 767-200 engine events which, combined, accounted for a decrease of $25 million.  This decrease was largely offset by higher airframe maintenance expenses of $11 million for the Airbus A320 and Boeing 767 aircraft as these aircraft are in a work cycle which requires additional maintenance.  In addition, Quarter 3 2007 reflected an increase in expense of $5 million related to the preparation of aircraft for return to lessors.

Commission expense of $54 million in Quarter 3 2007 decreased $7 million or 11% from Quarter 3 2006, on combined passenger and cargo revenue growth of 3% over Quarter 3 2006.  The decrease in commission expense was largely driven by the impact of a new commission structure at Air Canada Vacations in 2007 and by commercial initiatives implemented by Air Canada to lower commission costs.  These decreases more than offset the volume-related increase.  Commissions, as a percent of passenger and cargo revenues, declined to 1.9% in Quarter 3 2007 from 2.3% in Quarter 3 2006.

Capacity purchase fees paid to Jazz, pursuant to the capacity purchase agreement between Jazz and Air Canada (“Jazz CPA”), increased by $8 million or 4% to $234 million in Quarter 3 2007 compared to Quarter 3 2006 mainly driven by a 5% increase in block hours over Quarter 3 2006.

Non-operating expense amounted to $45 million in Quarter 3 2007, a decrease of $8 million compared to Quarter 3 2006.  In Quarter 3 2007, net interest expense of $37 million decreased $3 million from Quarter 3 2006.  A $4 million increase in interest expense, largely driven by the financing of additional aircraft, was more than offset by a higher amount of capitalized interest relating to new aircraft.  Net interest expense was also favourably impacted by a stronger Canadian dollar versus the US dollar in 2007.

Net gains on foreign currency monetary items amounted to $104 million in Quarter 3 2007, attributable to a stronger Canadian dollar at September 30, 2007 compared to June 30, 2007.  This compared to losses of $3 million in Quarter 3 2006.

The income tax provision was $137 million in Quarter 3 2007 and represented an effective tax rate of 33% as compared to $29 million at an effective tax rate of 40% in Quarter 3 2006.  The decrease in the effective tax rate this quarter was largely attributable to the capital portion of certain foreign exchange gains reported during the period, which are tax affected at 50% of the income tax rate. Air Canada also recorded a current tax expense of $10 million in Quarter 3 2007 related to the harmonization of Ontario and federal tax balances.

Segment income of $273 million was recorded in Quarter 3 2007 compared to segment income of $44 million in Quarter 3 2006, which included the special charge for Aeroplan miles of $102 million.

6.2    ACTS

ACTS recorded operating income of $5 million in Quarter 3 2007, an improvement of $1 million from Quarter 3 2006.  Operating revenues of $244 million were up $43 million over Quarter 3 2006, reflecting growth across all customer segments primarily in the engine maintenance business as the shift from heavy maintenance to engine maintenance continues.  In addition, revenues from Aeroman amounted to $15 million in the third quarter of 2007.

In Quarter 3 2007, operating expenses of $239 million increased $42 million over 2006, mainly driven by increased expenses required to support the additional revenue and included expenses relating to Aeroman of $12 million in Quarter 3 2007.  A provision of $4 million for bad debts was recorded in Quarter 3 2007 relating to one customer contract.

A segment loss of $1 million was recorded in Quarter 3 2007, a deterioration of $2 million from the same period in 2006.
16

Management’s Discussion and Analysis
Quarter 3 2007

6.3           Corporate Items and Eliminations (“CIE”)

CIE includes the corporate, financing and investing activities of ACE.  CIE also includes certain consolidation adjustments related to revenue recognition differences for maintenance services provided by ACTS (completed contract for engine and component maintenance services) versus the expense recognition in Air Canada and Jazz, which is as the work is completed.

As discussed in section 5 of this MD&A, ACE’s investments in Aeroplan and Jazz are accounted for using the equity method.  The consolidated statement of operations for Quarter 3 2007 reflects $15 million of equity income from ACE’s investment in Aeroplan and $12 million from ACE’s investment in Jazz.  CIE recorded an operating loss of $48 million in Quarter 3 2007 compared to an operating loss of $15 million in Quarter 3 2006.  Negative EBITDAR of $23 million was recorded in Quarter 3 2007 compared to negative EBIDTAR of $6 million in Quarter 3 2006.

In Quarter 3 2007, ACE recorded a gain of $4 million ($3 million after tax) relating to the sale of its remaining 0.251 million shares in US Airways.  In Quarter 3 2006, ACE recorded a gain of $52 million ($43 million after tax) relating to the sale of 1.25 million shares in US Airways.

17

Management’s Discussion and Analysis
Quarter 3 2007

7. RESULTS OF OPERATIONS – NINE MONTHS ENDED SEPTEMBER 30, 2007

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for the nine months ended September 30, 2007.

Unaudited	Nine Months ended September 30, 2007
($ millions)	Air Canada	Aeroplan(1)	Jazz(2)	ACTS	CIE	ACE Total
Operating revenue
Passenger revenue	$7,133	$-	$-	$-	$15	$7,148
Cargo revenue	407	-	-	-	-	407
Other revenue	438	198	3	184	(72)	751
External revenue	7,978	198	3	184	(57)	8,306
Inter-segment revenue	155	3	610	571	(1,339)	-
	8,133	201	613	755	(1,396)	8,306

Operating expenses
Wages, salary and benefits	1,452	17	139	259	15	1,882
Aircraft fuel	1,937	-	125	-	(124)	1,938
Aircraft rent	220	-	57	-	(16)	261
Airport user fees	784	-	80	-	(81)	783
Aircraft maintenance, materials, and supplies	584	-	50	224	(510)	348
Communications and information technology	208	7	2	12	(13)	216
Food, beverages and supplies	246	-	6	-	-	252
Depreciation, amortization, and obsolescence	408	3	9	30	(8)	442
Commissions	164	-	-	-	-	164
Capacity purchase with Jazz	696	-	-	-	(386)	310
Special charge for labour restructuring	-	-	-	15	-	15
Other operating expenses	1,073	134	83	198	(200)	1,288
	7,772	161	551	738	(1,323)	7,899

Operating income (loss)	361	40	62	17	(73)	407

Non-operating income (expense)
Interest income	70	3	2	-	11	86
Interest expense	(259)	(3)	(3)	(14)	(36)	(315)
Interest capitalized	88	-	-	-	-	88
Aeroplan equity investment income(1)	-	-	-	-	35	35
Jazz equity investment income(2)	-	-	-	-	19	19
Gain on sale of US Airways shares	-	-	-	-	8	8
Gain on disposal of assets	19	-	-	-	-	19
Gain on financial instruments	24	-	-	-	-	24
Other non-operating income (expense)	(12)	(1)	1	(2)	8	(6)
	(70)	(1)	-	(16)	45	(42)

Income (loss) before non-controlling	291	39	62	1	(28)	365

Non-controlling interest	(6)	-	-	-	(142)	(148)
Foreign exchange gain	297	-	-	(1)	(1)	295
Provision for income taxes	(188)	-	-	-	(54)	(242)
Income (loss) for the period	$394	$39	$62	$-	$(225)	$270

EBITDAR/EBITDA(3)	989	43	128	47	(97)	1,110
EBITDAR/EBITDA(3) excluding special charges	989	43	128	62	(97)	1,125

1.
Reflects Aeroplan results from January 1 to March 13, 2007.  Since March 14, 2007, ACE is accounting for its investment in Aeroplan under the equity method and, for the period March 14 to September 30, 2007, has recorded equity income from the Aeroplan investment in non-operating income under “Aeroplan equity investment income” within the CIE segment.

2.
Reflects Jazz results from April 1 to May 23, 2007.  Since May 24, 2007, ACE is accounting for its investment in Jazz under the equity method and, for the period May 24 to September 30, 2007, has recorded equity income from the Jazz investment in non-operating income under “Jazz equity investment income” within the CIE segment.

3.
Refer to section 15 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss) and EBITDAR/EBITDA excluding special charges to operating income (loss).

18

Management’s Discussion and Analysis
Quarter 3 2007

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for the nine months ended September 30, 2006.

Unaudited	Nine Months ended September 30, 2006
($ millions)	Air Canada	Aeroplan	Jazz	ACTS	CIE	ACE Total
Operating revenue
Passenger revenue	$6,816	$-	$-	$-	$57	$6,873
Cargo revenue	460	-	-	-	-	460
Other revenue	420	554	5	164	(363)	780
External revenue	7,696	554	5	164	(306)	8,113
Inter-segment revenue	147	7	1,024	463	(1,641)	-
	7,843	561	1,029	627	(1,947)	8,113
Special charge for Aeroplan miles	(102)	-	-	-	-	(102)
	7,741	561	1,029	627	(1,947)	8,011

Operating expenses
Wages, salary and benefits	1,373	58	229	246	13	1,919
Aircraft fuel	1,961	-	216	1	(216)	1,962
Aircraft rent	258	-	100	-	(24)	334
Airport user fees	750	-	132	-	(132)	750
Aircraft maintenance, materials, and supplies	563	-	71	178	(465)	347
Communications and information technology	205	17	6	10	(21)	217
Food, beverages and supplies	246	-	11	-	(2)	255
Depreciation, amortization, and obsolescence	358	11	16	23	11	419
Commissions	188	-	-	-	-	188
Capacity purchase with Jazz	647	-	-	-	(647)	-
Special charge for labour restructuring	28	-	-	5	-	33
Other operating expenses	1,045	372	137	178	(467)	1,265
	7,622	458	918	641	(1,950)	7,689

Operating income (loss)	119	103	111	(14)	3	322

Non-operating income (expense)
Interest income	58	14	4	-	8	84
Interest expense	(225)	(11)	(6)	(12)	(19)	(273)
Interest capitalized	40	-	(1)	-	1	40
Dilution gain - Jazz	-	-	-	-	220	220
Gain on sale of US Airways shares	-	-	-	-	152	152
Gain (loss) on disposal of assets	4	-	-	-	(4)	-
Loss on financial instruments	(19)	-	-	-	-	(19)
Other non-operating income (expense)	3	(1)	-	1	2	5
	(139)	2	(3)	(11)	360	209

Income (loss) before non-controlling	(20)	105	108	(25)	363	531

Non-controlling interest	(9)	-	-	-	(44)	(53)
Foreign exchange gain (loss)	119	-	-	(1)	(1)	117
Provision for income taxes	(20)	-	-	-	(118)	(138)
Income (loss) for the period	$70	$105	$108	$(26)	$200	$457

EBITDAR/EBITDA(1)	735	114	227	9	(10)	1,075
EBITDAR/EBITDA(1) excluding special charges	865	114	227	14	(10)	1,210

1.	Refer to section 15"Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss) and EBITDAR/EBITDA excluding special charges to operating income (loss).

19

Management’s Discussion and Analysis
Quarter 3 2007

As previously discussed, ACE’s 2007 results reflect the consolidation of Aeroplan’s operations only up to March 14, 2007 and the consolidation of Jazz’s operations only up to May 24, 2007.  After those dates, ACE’s investments in Aeroplan and Jazz are accounted for using the equity method.  Consequently, ACE’s results of operations for the first nine months of 2007 are not directly comparable to its operating results for the same period in 2006.  ACE’s 2006 results reflect the consolidation of Aeroplan’s and Jazz’s operations.

ACE recorded operating income of $407 million for the nine months ended September 30, 2007 compared to operating income of $322 million for the nine months ended September 30, 2006.  EBITDAR of $1,110 million was recorded in the first nine months of 2007 compared to EBITDAR of $1,075 million in the same period in 2006.

In the first nine months of 2007, a special charge for labour restructuring of $15 million was recorded in the ACTS segment related to a workforce reduction resulting from the termination of a third party heavy maintenance contract.   In the first nine months of 2006, a special charge of $102 million was recorded in the Air Canada segment in connection with its obligations for the redemption of pre-2002 Aeroplan miles.  Also included in the first nine months of 2006 was a special charge of $33 million ($28 million in the Air Canada segment and $5 million in the ACTS segment) relating to a non-unionized workforce reduction plan.  In Quarter 4 2006, the estimated cost of this program was revised and, as a result, Air Canada recorded a favourable adjustment of $8 million relating to this special charge for labour restructuring.

Excluding these special charges in both 2006 and 2007, operating income and EBITDAR for the first nine months of 2007 decreased by $35 million and $85 million, respectively, over the same period in 2006.  ACE’s consolidated results for the first nine months of 2006 included operating income from Aeroplan and Jazz of $103 million and $111 million, respectively.  In the first nine months of 2006, Aeroplan recorded EBITDA of $114 million and Jazz recorded EBITDAR of $227 million.

In the first nine months of 2007, ACE recorded operating revenues of $8,306 million and operating expenses of $7,899 million.  In the same period in 2006, ACE recorded operating revenues of $8,011 million, including the special charge for Aeroplan miles, and operating expenses of $7,689 million.  As a result of the deconsolidation of Aeroplan and Jazz, ACE’s operating revenues and expenses for the first nine months of 2007 are not directly comparable to ACE’s operating revenues and expenses for the first nine months of 2006.

Non-operating expense amounted to $42 million for the nine months ended September 30, 2007 compared to non-operating income of $209 million for the same period in 2006.  In the first nine months of 2006, ACE recorded a dilution gain of $220 million ($210 million after tax) related to the Jazz IPO and a pre-tax gain of $152 million ($126 million after tax) relating to the sale of 4.5 million shares of its holdings in US Airways.  In the first nine months of 2007, net interest expense decreased $8 million from the first nine months of 2006.  The interest expense increase of $42 million, largely driven by the financing of additional aircraft, was offset by interest capitalized relating to the acquisition of new aircraft.  Net interest expense was also favourably impacted by a stronger Canadian dollar versus the US dollar in 2007.  Included in non-operating income was a gain of $24 million in the first nine months of 2007 and a loss of $19 million in the first nine months of 2006 relating to fair value adjustments on certain derivative financial instruments entered into by Air Canada.  ACE recorded Aeroplan equity income of $35 million and Jazz equity income of $19 million in the first nine months of 2007.  In the first nine months of 2007, ACE recorded a pre-tax gain of $8 million ($6 million after tax) related to the sale of 0.5 million shares in US Airways.  In addition, Air Canada recorded a gain on disposal of $14 million relating to a damaged aircraft and gains amounting to $7 million pertaining to the sale of one real estate property and the sale of parked aircraft.

Net gains from foreign currency monetary items amounted to $295 million in the first nine months of 2007, attributable to a stronger Canadian dollar at September 30, 2007 compared to December 31, 2006.  This compared to gains of $117 million in the first nine months of 2006.

Non-controlling interest amounted to $148 million in the first nine months of 2007 compared to $53 million in the same period in 2006, an increase of $95 million.  This change is attributed to the initial public offering of Air Canada in November 2006 partially offset by the reduction in ACE’s holdings of Aeroplan and Jazz and the resulting change to the equity method of accounting for these investments on March 14, 2007 and May 24, 2007, respectively.

Provisions for income taxes of $242 million were recorded in the nine months ended September 30, 2007 and included $44 million related to the special distributions of Aeroplan and Jazz units and $17 million as a result of changes in tax elections previously estimated.
20

Management’s Discussion and Analysis
Quarter 3 2007

As a result of the changes in ACE’s ownership interest in Air Canada, Jazz and Aeroplan, foreign exchange and other non-recurring gains, net income results for the first nine months of 2007 are not directly comparable to net income results for the first nine months of 2006.

Net income for the nine months ended September 30, 2007 amounted to $270 million or $2.48 per diluted share.  Net income for the nine months ended September 30, 2006 amounted to $457 million or $4.11 per diluted share.

7.1.    Air Canada
Air Canada reported operating income of $361 million in the nine months ended September 30, 2007 compared to operating income of $119 million in the nine months ended September 30, 2006, an improvement of $242 million.  EBITDAR of $989 million increased $254 million over first nine months of 2006.  Included in the first nine months of 2006 was a special charge of $102 million recorded in operating revenues in connection with Air Canada’s obligations for the redemption of pre-2002 Aeroplan miles and a special charge for labour restructuring of $28 million relating to a non-unionized workforce reduction program.  Excluding these special charges in 2006, operating income and EBITDAR for the first nine months of 2007 increased $112 million and $124 million, respectively, over the first nine months of 2006.

Passenger revenues of $7,133 million in the first nine months of 2007 increased $317 million or 4.7% over the same period in 2006, reflecting a growth in traffic. In addition, ancillary passenger fees amounted to $54 million in the first nine months of 2007.  These ancillary passenger fees, which are included in passenger revenues in 2007, were included in other revenues in 2006.  The system yield improvement of 1.0% in the first nine months of 2007 over the same period in 2006 was principally due to the inclusion of the ancillary passenger fees in 2007.  In the nine months ended September 30, 2007, traffic grew 3.6% on a capacity increase of 2.9% over the same period in 2006, resulting in a passenger load factor increase of 0.6 percentage points.  RASM rose 1.7% due to both the growth in yield and the improvement in system passenger load factor.

Cargo revenues of $407 million in the nine months ended September 30, 2007 decreased $53 million or 12% from the same period in 2006.  This was mainly due to a $35 million reduction in freighter revenues as a result of the termination of freighter services to Asia at the end of June 2007 and reduced freighter flying to Asia in the first half of 2007.  System cargo traffic was down 12% on a 6% reduction in available cargo capacity. Cargo yield per revenue ton mile was unchanged from the first nine months of 2006.

Other revenues of $593 million in the first nine months of 2007 increased $26 million or 5% over the same period in 2006.  Increases included third party revenue growth at Air Canada Vacations of $16 million, third party aircraft sublease revenues of $15 million in 2007, higher third party revenues at Air Canada Ground Handling Services of $6 million as well as various other increases.  A partially offsetting factor was the impact of the reclassification of certain ancillary passenger fees to passenger revenues effective January 1, 2007.

Operating expenses of $7,772 million in the first nine months of 2007 increased $150 million or 2% over the same period in 2006.  Unit cost, as measured by operating expense per ASM, decreased 0.9% over the first nine months of 2006.  Excluding fuel expense and the special charge for labour restructuring, unit cost increased 0.7%.

Wages, salaries and benefits amounted to $1,452 million in the first nine months of 2007, an increase of $79 million or 6% from the same period in 2006.  Wages and salaries expense totaled $1,148 million in the first nine months of 2007, an increase of $84 million or 8% over the corresponding period in 2006 due to higher average wages, a growth of 1% in the average number of FTEs, net favorable adjustments of $18 million in the 2006 period, increased provisions for voluntary separation packages and increased overtime expenses.  The higher average wages were largely attributable to arbitrated and negotiated average wage increases of approximately 1.5% and salary progression based on additional seniority.  The total average number of FTEs in the period increased by 203 FTEs or 1%, which included an increase of 210 pilots, comparatively at a higher average wage than other groups, driving the overall average salary up. Employee benefits expense amounted to $304 million in the first nine months of 2007, a decrease of $5 million or 2% from the same period in 2006, largely attributable to a decline in pension and post-employment benefit expenses as a result of revised actuarial valuations.  A partially offsetting factor was increased expense related to health benefits for active employees.

Despite an ASM capacity increase of 2.9%, fuel expense of $1,937 million in the first nine months of 2007 decreased $24 million or 1% over the same period in 2006.  The volume-related increase of $61 million was more than offset by the favourable impact of a stronger Canadian dollar in 2007 versus the US dollar which accounted for a decrease of $50 million in fuel expense, hedging losses of $1 million in 2007 compared to

21

Management’s Discussion and Analysis
Quarter 3 2007

hedging losses of $11 million 2006, a $22 million decrease due to a reduction in MD-11 freighter operations and a decrease in the average base fuel price which accounted for $3 million.

Ownership costs, comprised of aircraft rent, depreciation, amortization and obsolescence expenses, of $628 million in the first nine months of 2007 increased by $12 million over the first nine months of 2006.

Airport and navigation fees of $784 million in the first nine months of 2007 increased $34 million or 5% over the same period in 2006, mainly due to a 6% increase in aircraft departures and higher rates for landing and general terminal fees, primarily at Toronto’s Pearson.  These increases were partly offset by 4% and 1.7% rate reductions for navigation fees in Canada which became effective in August 2007 and in September 2006, respectively.
Aircraft maintenance, materials and supplies of $584 million in the first nine months of 2007 increased $21 million or 4% over the same period in 2006.  Higher maintenance expenses related to satisfying minimum return conditions on aircraft leases returns and maintenance expense related to preparing aircraft to be subleased to third party operators accounted for an increase of $34 million. However, this expense was largely offset by a reduction in component and engine maintenance expenses.

Commission expense of $164 million in the first nine months of 2007 decreased $24 million or 13% over the same period in 2006, on combined passenger and cargo revenue growth of 4% over the first nine months of 2006.  The decrease in commission expense was mainly driven by the impact of a new commission structure at Air Canada Vacations in 2007 and by commercial initiatives implemented by Air Canada to lower commission costs.  These decreases more than offset the volume-related increase.

Capacity purchase fees paid to Jazz of $696 million in the first nine months of 2007 increased $49 million or 8% over the same period in 2006, largely driven by a 10% growth in block hours.

Other operating expense of 1,073 million in the first nine months of 2007 grew $28 million or 3% over the same period in 2006 largely due to a growth in expenses, mainly in Quarter 1 2007, related to ground packages as a result of higher passenger volumes at Air Canada Vacations.  Increases were also recorded in credit card fees, crew cycle expense, engine rental costs and training.  Offsetting these increases were reductions recorded in miscellaneous fees and services, advertising and promotion expense, terminal handling, insurance and other expense areas.

Non-operating expense amounted to $70 million in the nine months ended September 30, 2007 compared to non-operating expense of $139 million in the nine months ended September 30, 2006.  In the first nine months of 2007, net interest expense of $101 million decreased $26 million from 2006.  A $34 million increase in interest expense, largely driven by the financing of additional aircraft, was more than offset by a higher amount of capitalized interest relating to the acquisition of new aircraft and growth in interest income due to higher cash balances and higher average interest rates during Quarter 1 2007.  For the nine months ended September 30, 2007, Air Canada recorded gains of $7 million pertaining to the sale of one real estate property and the sale of parked aircraft.  In addition, in the second quarter of 2007, Air Canada recorded a gain on disposal of $14 million relating to a damaged aircraft.  Included in non-operating income was a gain of $24 million in the first nine months of 2007 and a loss of $19 million in the same period in 2006 relating to fair value adjustments on certain derivative instruments entered into by Air Canada.  In Quarter 3 2006, Air Canada recorded an expense of $12 million relating to interest rate swaps pertaining to the financing of Embraer 190 aircraft.

Net gains from foreign currency monetary items amounted to $297 million in the first nine months of 2007, attributable to a stronger Canadian dollar at September 30, 2007 compared to December 31, 2006.  This compared to gains of $119 million in the first nine months of 2006.

The income tax provision was $188 million for the nine months ended September 30, 2007 and represented an effective tax rate of 32% as compared to $20 million at an effective rate of 22% in the nine months ended September 30, 2006.  The effective tax rate in the nine months ended September 30, 2007 was favourably impacted by the capital portion of certain foreign exchange gains reported during the period, which are tax affected at 50% of the income tax rate.  The tax provision for the nine months ended September 30, 2006 was favourably impacted by a credit of $17 million related to changes in federal tax rates during the period.

Segment income of $394 million was recorded in the nine months ended September 30, 2007 compared to segment income of $70 million in the nine months ended September 30, 2006.
22

Management’s Discussion and Analysis
Quarter 3 2007

7.2    Aeroplan

ACE's results from operations include the consolidation of Aeroplan's operations up to March 14, 2007.  After that date, Aeroplan is accounted for using the equity method.  The following discussion is based on Aeroplan’s Quarter 1 2007 published results.  Refer to section 5 "Accounting Policies and Estimates" of this MD&A for information on the equity income that ACE has recorded from the Aeroplan investment since the date of deconsolidation.

Aeroplan recorded operating income of $48 million in Quarter 1 2007, an increase of $9 million over Quarter 1 2006.  EBITDA improved $8 million over Quarter 1 2006.  The improvement in operating income and EBITDA was mainly driven by a 19% growth in miles redeemed as a result of higher redemption activity.

Operating revenues in Quarter 1 2007 were up $45 million or 23%, primarily attributable to higher redemption activity and to higher cumulative average revenue recognized per Aeroplan mile, and an increase of $3 million in breakage revenues.

Total operating expenses rose by $36 million or 22% in Quarter 1 2007, largely due to an increase of $30 million in the cost of rewards, resulting from increased redemptions.  Other operating expenses excluding the cost of rewards, increased $6 million over Quarter 1 2006 due to higher technology costs related to the maintenance and support of systems deployed into service in late 2006, increased compensation costs and professional, advisory and public company costs and higher advertising and promotion costs as a result of promotional activities related to launch campaigns.

Net income of $50 million was recorded by Aeroplan in Quarter 1 2007, an improvement of $39 million over Quarter 1 2006.

7.3.    Jazz

ACE's results from operations include the consolidation of Jazz's operations up to May 24, 2007.  After that date, Jazz is accounted for using the equity method. The following discussion is based on Jazz’s Quarter 2 2007 published results.  Refer to section 5 "Accounting Policies and Estimates" of this MD&A for information on the equity income that ACE has recorded from the Jazz investment since the date of deconsolidation.

In the first half of 2007, Jazz reported operating income of $76 million, an improvement of $4 million from the operating income of $72 million recorded in the same period in 2006.  EBITDAR of $155 million was recorded in the six months ended June 30, 2007 compared to EBITDAR of $148 million for the same period in 2006.  The improvements in operating income and EBITDAR were mainly due to a 14% increase in ASM capacity.

In the first six months of 2007, operating revenues increased $79 million or 12% over the corresponding period in 2006, reflecting a 13% increase in the block hours flown, as well as a 16% increase in pass-through costs charged to Air Canada under the Jazz CPA.

In the first six months of 2007, operating expenses rose $75 million or 13% over the corresponding period in 2006.  Increased pass-through costs under the Jazz CPA represented $38 million of the total increase in operating expenses.  Controllable costs reflected the remainder of the increase.

Net income of $76 million was recorded in the first six months of 2007, an improvement of $7 million over the corresponding period in 2006.
23

Management’s Discussion and Analysis
Quarter 3 2007

7.4           ACTS

In the first nine months of 2007, ACTS recorded operating income of $32 million, excluding special charges, an improvement of $41 million from the same period in 2006.  Refer to section 15 “Non-GAAP financial measures” in this MD&A.  The special charges related to workforce restructuring programs and amounted to $15 million in 2007 and $5 million in 2006.

In the first nine months of 2007, operating revenues of $755 million increased $128 million over the same period in 2006, the result of growth in the engine maintenance business and Aeroman revenues of $37 million since its acquisition in February 2007.

Operating expenses of $738 million in the first nine months of 2007, including the special charges discussed above, were up $97 million from the corresponding period in 2006, largely attributable to the increase in revenue and included expenses related to Aeroman of $29 million in the first nine months of 2007.

A segment result of break-even in the first nine months of 2007 reflected a $26 million improvement from the same period in 2006.

7.5.     Corporate Items and Eliminations (“CIE”)

CIE includes the corporate, financing and investing activities of ACE.  CIE also includes certain consolidation adjustments related to revenue recognition differences amongst the operating segments.  These consolidation adjustments are related to the timing of recognition and the presentation of revenue related to Aeroplan redemptions and the timing of revenue recognition related to maintenance services provided by ACTS (completed contract for engine and component maintenance services) versus the expense recognition in Air Canada and Jazz, which is as the work is completed.  As a result of the change in the accounting for ACE’s investment in Aeroplan, certain consolidation adjustments relating to Aeroplan were no longer recorded in CIE effective March 14, 2007.

As previously discussed, ACE’s investment in Aeroplan and Jazz is accounted for using the equity method.  The consolidated statement of operations for the first nine months of 2007 reflects $35 million of equity income from ACE’s investment in Aeroplan and $19 million from ACE’s investment in Jazz.

The first nine months of 2007 included pre-tax gains totaling $8 million ($6 million after tax) relating to the sale of the remaining 0.5 million shares of ACE’s holdings in US Airways.

The first nine months of 2006 included a dilution gain of $220 million ($210 million after tax) related to ACE’s IPO of Jazz and pre-tax gains totaling $152 million ($126 million after tax) relating to the sale of 4.5 million shares of ACE’s holdings in US Airways.

24

Management’s Discussion and Analysis
Quarter 3 2007

8. FINANCIAL AND CAPITAL MANAGEMENT

The following table summarizes the consolidated statement of financial position of ACE as at September 30, 2007 and December 31, 2006.

Condensed Consolidated Statement of Financial Position
($ millions)	September 30, 2007	December 31, 2006

Assets
Cash, cash equivalents and short-term investments	$1,915	$3,178
ACTS assets held for sale	489	-
Other current assets	1,671	1,856
Current assets	4,075	5,034
Property and equipment	7,150	5,989
Intangible assets	596	1,643
Other assets	419	775
	$12,240	$13,441
Liabilities
ACTS current liabilities held for sale	$164	$-
Other current liabilities	3,006	3,948
Current liabilities	3,170	3,948
Long-term debt and capital leases obligations	3,696	3,759
Pension and other benefits liabilities	1,855	1,876
Other long-term liabilities	837	1,586
	9,558	11,169

Non-controlling interest	744	695

Shareholders' equity	1,938	1,577

	$12,240	$13,441

8.1.    Analysis of Financial Position

Cash, cash equivalents and short-term investments

At September 30, 2007, cash, cash equivalents and short-term investments amounted to $1,915 million, a decrease of $1,263 million from December 31, 2006, primarily reflecting the exclusion of Aeroplan’s and Jazz’s cash, cash equivalents and short-term investments, as a result of deconsolidation, and a decrease in Air Canada’s cash, cash equivalents and short-term investments of $608 million, mainly due to investing activities relating to aircraft acquisitions.  At September 30, 2007, ACE’s and Air Canada’s unconsolidated cash, cash equivalents and short-term investments totaled $402 million and $1,502 million, respectively.

At November 8, 2007, following the completion of the secondary offerings of Aeroplan Income Fund and Jazz Air Income Fund on October 22, 2007, for net proceeds of $463 million and $263 million, respectively, and the completion of the monetization of ACTS on October 16, 2007, for net cash proceeds of $723 million, ACE’s unconsolidated cash, cash equivalents and short-term investments increased from $402 million to approximately $1.85 billion.

ACTS Assets and Current Liabilities Held for Sale
As previously discussed, ACE completed the sale of a 70% interest in ACTS on October 16, 2007.  The assets and liabilities of ACTS have been classified as current as the completion of this sale occurred prior to the release of ACE’s Quarter 3 2007 interim unaudited consolidated financial statements.

Long-term Debt
Aircraft and facility related borrowings in the first nine months of 2007 amounted to $1,093 million which mainly related to the financing by Air Canada of six Boeing 777 and 16 Embraer aircraft.

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Management’s Discussion and Analysis
Quarter 3 2007

Other assets and liabilities

At September 30, 2007, other assets and liabilities were largely impacted by the change in accounting for ACE’s investments in Aeroplan and Jazz.  Refer to section 5 of this MD&A for additional information.

8.2.    Share Information

At September 30, 2007 and at December 31, 2006, the issued and outstanding common shares of ACE, along with common shares potentially issuable, pursuant to convertible preferred shares, convertible notes and stock options were as follows:

Number of shares (000)	At September 30, 2007	At December 31, 2006

Issued and outstanding common shares
Class A variable voting shares	81,077	79,499
Class B voting shares	22,388	22,772
Total issued and outstanding common shares	103,465	102,271

Common shares potentially issuable
Convertible preferred shares	11,151	10,747
Convertible notes	12,437	7,354
Stock options	4,250	3,598
Total common shares potentially issuable	27,838	21,699

Total outstanding and potentially issuable common shares	131,303	123,970

In connection with the distribution of units of Aeroplan Income Fund and Jazz Air Income Fund to the shareholders of ACE, as discussed in section 4 of this MD&A, the conversion rate of the 4.25% Convertible Senior Notes due 2035 (“Convertible Notes”) to Class A variable voting shares (if the holder is not a Canadian) or Class B voting shares (if the holder is Canadian) per $1,000 principal amount of Convertible Notes was adjusted.  This change in the conversion rate did not have any accounting consequences.  As a result of the January 10, 2007 distribution the conversion rate was adjusted from 22.2838 to 27.6987, effective January 27, 2007.  As a result of the March 14, 2007 distributions, the conversion rate was adjusted from 27.6987 to 32.5210, effective March 31, 2007.  As a result of the May 24, 2007 distributions, the conversion rate was adjusted from 32.5210 to 37.6879, effective June 12, 2007.  These adjustments were determined in accordance with the terms of indenture governing the Convertible Notes.

In accordance with the terms of the ACE stock option plan, each distribution triggered an adjustment to the weighted average exercise price and the number of options outstanding.  Effective on the applicable dates of the distributions, the adjustments were applied to all unexercised ACE stock options, whether vested or not, in a consistent manner with the adjustment to the conversion rate for the convertible senior notes.  In relation to the January 10, 2007 distribution, the weighted average option exercise price and number of options outstanding was amended from $26.04 and 3,570,390 options to $20.95 and 4,436,644 options.  In relation to the March 14, 2007 distributions, the weighted average option exercise price and number of options outstanding was amended from $22.02 and 3,397,496 options to $18.76 and 3,989,011 options.  In relation to the May 24, 2007 distributions, the weighted average option exercise price and number of options outstanding was amended from $18.53 and 3,854,370 options to $15.98 and 4,466,744 options.

8.3.    Liquidity and Working Capital

The Corporation maintains considerable liquidity in cash and short-term investments along with access to additional funds under a credit facility.  Air Canada has a secured syndicated revolving credit facility of $400 million.  As of the date hereof, no amounts have been drawn on this credit facility.

26

Management’s Discussion and Analysis
Quarter 3 2007

8.4           Consolidated Cash flows

As previously discussed, ACE’s 2007 results reflect the consolidation of Aeroplan’s operations only up to March 14, 2007 and the consolidation of Jazz’s operations only up to May 24, 2007.

Cash flows from operations decreased $51 million in Quarter 3 2007 primarily as a result of the change in accounting for ACE’s investment in Aeroplan and Jazz which was partly offset by a decrease in pension funding in Quarter 3 2007.  On a year-to-date basis, cash from operations decreased $229 million mainly due the change in accounting for ACE’s investment in Aeroplan and Jazz and increased pension funding in the first half of 2007.

Aircraft and facility related borrowings for Air Canada amounted to $449 million in Quarter 3 2007 and mainly related to two Boeing 777 aircraft and eight Embraer aircraft.  In the first nine months of 2007, aircraft and facility related borrowings amounted to $1,093 million and mainly related to six Boeing 777 aircraft and to 16 Embraer aircraft.  Scheduled and other debt and capital lease payments in Quarter 3 2007 and in the first nine months of 2007 amounted to $138 million and $305 million, respectively.  Reduction of non-controlling interest of $36 million in Quarter 1 2007 was related to the refinancing of five CRJ aircraft leases previously classified as variable interest entities.

The Aeroplan cash of $231 million and the Jazz cash of $138 million which were removed from ACE’s consolidated statement of financial position have been classified as cash outflows from investing activities.

Cash flows used for investing in the first nine months of 2007 included cash payments of $53 million in connection with the acquisition of Aeroman.  Cash flows from investing activities in the first nine months of 2007 included proceeds of $42 million from the sale of an Air Canada real estate property.

Additions to capital assets, which mainly related to Air Canada, totaled $588 million in Quarter 3 2007 and $1,699 million on a year-to-date basis.  Included in the Quarter 3 2007 were $267 million related to two Boeing 777 aircraft, $238 million related to eight Embraer aircraft, $36 million related to the aircraft interior refurbishment program and other aircraft betterments and $21 million related to rotable inventory and spare engines.  Included in the first nine months of 2007 were $873 million related to Boeing 777 aircraft, $496 million related to 16 Embraer aircraft, $125 million related to the aircraft interior refurbishment program and other aircraft betterments and $96 million related to rotable inventory and spare engines.

8.5.     Capital Expenditures

Details on ACE’s planned and committed capital expenditures are provided in section 9.6 of ACE’s 2006 annual MD&A dated February 14, 2007.

On April 23, 2007, Air Canada amended agreements with The Boeing Company (“Boeing”) to increase its firm orders for Boeing 787 aircraft from 14 to 37.  In addition, the parties agreed to reduce the firm orders of Boeing 777 aircraft by two scheduled for delivery in 2009.  The deliveries of the 37 firm aircraft are scheduled to commence in 2010 and be completed by 2014.  In addition, these amendments also provide for an additional 23 Boeing 787 option aircraft, for a total of up to 60 Boeing 787 aircraft.

In conjunction with the amended agreements with Boeing, Air Canada received additional financing commitments from Boeing for an additional seven Boeing 787 aircraft (21 Boeing 787 aircraft in total) on the same terms and conditions as previously disclosed.  Should Air Canada not utilize any of the previously disclosed financing commitments on the Boeing 777 aircraft, the financing commitments for the Boeing 787 aircraft will be increased to 31 of which the terms of 28 would be revised such that 80% of the aircraft delivery price would be covered and the term to maturity would be reduced to 12 years from 15 years, with straight-line principal repayments over the term to maturity.

On April 19, 2007, Air Canada received a final commitment for loan guarantee support, subject to the fulfillment of certain terms and conditions, from the Export-Import Bank of the United States (“EXIM”) covering the first seven Boeing 777 aircraft under Air Canada’s purchase agreement with Boeing (the “Boeing Purchase Agreement”) to be delivered in 2007.  In the nine months ended September 30, 2007, Air Canada took delivery of seven Boeing 777 aircraft, six of which were purchased under the Boeing Purchase Agreement and financed under the loan guarantee support provided by EXIM, the other one being subject to an operating lease agreement with International Lease Finance Corporation (“ILFC”). An eighth Boeing 777 aircraft is expected for delivery in Quarter 4 2007; it will be the final of the seven Boeing 777 aircraft purchased under the Boeing Purchase Agreement and financed under the loan guarantee support provided by EXIM.

27

Management’s Discussion and Analysis
Quarter 3 2007

The EXIM commitment for loan guarantee support covers a 12-year loan term for approximately 80% of the aircraft delivery price at an interest rate of approximately 5.23% based on interest rates as at September 30, 2007.  Air Canada has also received a preliminary commitment from EXIM for the remaining Boeing 777 aircraft which are scheduled to be delivered in 2008 and 14 Boeing 787 aircraft which are scheduled to be delivered in 2010 and 2011.  Air Canada is currently in discussions with EXIM to convert the preliminary commitment on the 2008 deliveries into a final commitment.

The total committed capital expenditures relating to the amendments to the Boeing agreements beyond 2011 amount to $2.5 billion. As at September 30, 2007, total committed capital expenditures, including the expenditures related to the amended Boeing agreements, amounted to $6.3 billion.

In addition to the changes discussed above, the timing of certain planned and committed capital expenditures has changed from that which was disclosed in ACE’s 2006 annual MD&A dated February 14, 2007. Air Canada continues to evaluate whether certain aircraft acquisitions will be financed by debt or operating lease arrangements.  However, based on an assumption that all aircraft acquisitions will be financed under debt, the current planned and committed capital expenditures are as follows:

Air Canada
Projected planned and committed	Remainder
Capital expenditures ($ millions) (1)(2)	of 2007	2007(3)	2008	2009	2010	2011

Projected committed expenditures	$430	$2,115	$1,359	$123	$853	$947
Projected planned but uncommitted expenditures	83	83	412	148	136	141
Total projected expenditures	513	2,198	1,771	271	989	1,088
Projected financing on committed expenditures	(288)	(1,381)	(1,028)	-	(690)	(810)
Total projected expenditures, net of financing	$225	$817	$743	$271	$299	$278

1.
US dollar amounts are converted using the September 30, 2007 noon day rate of $0.9963. Final aircraft delivery prices include estimated escalation and interest on deferred delivery payments, which is calculated based on the 90-day USD LIBOR rate at September 30, 2007.

2.	The dollar amounts reflected above do not include obligations pertaining to day-to-day operations.
3.	Total year projections for 2007 include year-to-date actuals through to September 30, 2007.

There were no other material changes to capital expenditures that were outside the ordinary course of business.

28

Management’s Discussion and Analysis
Quarter 3 2007

8.6           Air Canada Fleet Strategy

The following table provides the actual and planned fleet changes to Air Canada’s fleet (excluding aircraft operated by Jazz):

		Actual					Planned					Planned 2008 fleet changes
Fleet Plan	Year End 2006	New Deliveries	Sublease to Third Party	Lease returns	Parked	YTD September 2007	New Deliveries	Sublease / lease to Third Party / Sale by Air Canada	Lease returns	Parked	Year End 2007		Year End 2008
B777-300	-	5	-	-	-	5	-	-	-	-	5	6	11
B777-200	-	2	-	-	-	2	1	-	-	-	3	3	6
B767-300	33	-	-	(2)	-	31	-	-	-	-	31	(2)	29
B767-200	11	-	-	-	(1)	10	-	-	-	(1)	9	(1)	8
A340-500	2	-	-	-	-	2	-	(2)	-	-	-	-	-
A340-300	10	-	(2)	-	-	8	-	(1)	(2)	-	5	(5)	-
A330-300	8	-	-	-	-	8	-	-	-	-	8	-	8
A321	10	-	-	-	-	10	-	-	-	-	10	-	10
A320	47	-	-	(5)	-	42	-	-	(1)	-	41	-	41
A319	45	-	(4)	-	-	41	-	(4)	-	-	37	(2)	35
EMB 190	18	16	-	-	-	34	8	-	-	-	42	3	45
EMB 175	15	-	-	-	-	15	-	-	-	-	15	-	15
Total	199	23	(6)	(7)	(1)	208	9	(7)	(3)	(1)	206	2	208
Average age (years)	9.6					9.2					8.9	0.3	9.2

In Quarter 3 2007, Air Canada took delivery of one Boeing 777-200 aircraft, one Boeing 777-300 aircraft and eight Embraer 190 aircraft.  Since the start of 2007, Air Canada has taken delivery or received five Boeing 777-300 aircraft, two Boeing 777-200 aircraft and 16 Embraer 190 Aircraft.  Since September 30, 2007, an additional four Embraer 190 aircraft have been added to Air Canada’s fleet for a total of 38 aircraft.  Air Canada continued the planned refurbishment of the interior of its aircraft fleet initiated in 2006 and has now completed the refurbishment of 24 Airbus A319 aircraft, 30 Airbus A320 aircraft, one Airbus A321 aircraft and eight Boeing 767-300 aircraft.  Initial customer responses based on internal customer satisfaction surveys are favourable.

In the first nine months of 2007, Air Canada removed 14 aircraft from its fleet comprised of two Boeing 767-300 aircraft and five Airbus A320 aircraft which were returned to lessors, one Boeing 767-200 aircraft which was retired from service, two Airbus A340-300 aircraft and four Airbus A319 aircraft which were subleased to other airlines.  Letters of intent were executed for the disposition of four Airbus A319 aircraft to another airline, which are scheduled for delivery in the remainder of 2007.  Letters of intent were also executed for the lease of two Airbus A340-500 and the sublease of one Airbus A340-300 aircraft planned for delivery in the remainder of 2007 to other airlines.  Since October 1, 2007, final agreements have been signed with respect to the disposition of such four Airbus A319 aircraft, with one such aircraft having been delivered to the sublessee under the sublease, the lease of two of the Airbus A340-500 aircraft, both of which have been delivered to the lessee under the lease, and the sublease of one Airbus A340-300.  In addition, two Airbus A340-300 will be returned to lessors and one Airbus A320 aircraft has been returned to the lessor.  One Boeing 767-200 aircraft is expected to be retired from regular service in 2007.  In addition, five Airbus A340-300 aircraft are expected to be subleased in 2008.

29

Management’s Discussion and Analysis
Quarter 3 2007

8.7         Air Canada Pension Plan Cash Funding Obligations

Air Canada’s pension plan cash funding obligations have been updated from those disclosed in ACE’s 2006 annual MD&A dated February 14, 2007.

As at January 1, 2007, the solvency deficit in the domestic registered plans was $542 million compared to $1,655 million at January 1, 2006.  This reduction in the solvency deficit of the plans represents a significant improvement in the financial position of the plans with the solvency ratio for all plans on a combined basis increasing from 86% to 95%.  This improvement resulted from the combination of the following factors in 2006:

•	A 13.6% return on plan assets, net of expenses;
•	Significant company contributions to the plans including $261 million for past service;
•	A stable interest rate environment.

This improvement causes the financial position of the plans as at January 1, 2007 to be ahead of schedule compared to the projected financial position assuming no experience gains or losses and using the initial repayment schedule agreed to with the Office of the Superintendent of Financial Institutions (“OSFI”) in 2004.

The schedule of required past service contributions required to be made by Air Canada to domestic registered plans, based on the January 1, 2007 actuarial valuations, is reduced compared to the schedule of past service contributions that would have been required based on the January 1, 2006 valuations.  The reductions are approximately $115 million in 2007 and $150 million per annum for the years 2008 to 2013, assuming no change in economic conditions.

The table below provides revised projections for Air Canada’s pension funding obligations for the remainder of 2007 and for the full years 2007 through to 2011, assuming no change in economic conditions. Changes in the economic conditions, mainly the return on fund assets and changes in interest rates will impact projected required contributions.  The required contributions and solvency deficit disclosed below assume no future gains and losses on plan assets and liabilities over the projection period and do not reflect the economic experience of 2007 to date.

Air Canada ($ millions)	Remainder of 2007	Full year 2007	2008	2009	2010	2011

Past service domestic registered plans	$ 24	$ 134	$ 91	$ 92	$ 93	$ 93
Current service domestic registered plans	44	164	166	171	176	181
Other pension arrangements	13	86	86	65	69	74
Projected pension funding obligations	$ 81	$ 384	$ 343	$ 328	$ 338	$ 348

The above pension funding requirements are in respect of the Corporation’s pension arrangements. For domestic registered pension plans, the funding requirements are based on the minimum past service contributions disclosed in the January 1, 2007 actuarial valuation plus a projection of the current service contributions.

30

Management’s Discussion and Analysis
Quarter 3 2007

8.8         Air Canada Fuel Risk Management

In order to manage the airline’s exposure to the volatility of jet fuel prices, Air Canada has hedged a portion of its remainder of 2007 anticipated jet fuel requirements using mostly swap and collar option structures.

As at September 30, 2007, Air Canada had hedged 44% of the remainder of its projected fuel requirement for 2007 and 3% of its projected fuel requirement for 2008.

Since September 30, 2007, Air Canada has entered into new hedging positions, using collar option structures, which have added 5% coverage to Quarter 4 2007, 10% coverage to 2008 and 2% coverage to 2009, increasing the total hedged volume for the remainder of 2007 to 50% and the total hedged volume for 2008 to 13%.  Quarter 4 2007 is hedged at prices that can fluctuate between an average of US$85 to US$90 per barrel for jet-fuel based contracts, an average of US$72 to US$78 per barrel for heating oil-based contracts and an average of US$60 to US$69 per barrel for WTI crude-oil based contracts.  2008 is hedged at prices that can fluctuate between an average of US$90 to US$97 per barrel for jet-fuel based contracts, an average of US$86 to US$93 per barrel for heating oil-based contracts and an average of US$61 to US$68 per barrel for WTI crude-oil based contracts.

Refer to section 10 of this MD&A for information on the Corporation’s reporting of fuel hedging derivative instruments.

31

Management’s Discussion and Analysis
Quarter 3 2007

9. QUARTERLY FINANCIAL DATA

The table below describes quarterly financial results for ACE for the eight most recent quarters.  ACE’s results reflect the consolidation of Aeroplan’s operations only up to March 14, 2007 and the consolidation of Jazz’s operations only up to May 24, 2007.  After those dates, ACE’s investments in Aeroplan and Jazz are accounted for using the equity method.  The equity income from ACE’s investment in Aeroplan and Jazz is recorded in non-operating income (expense) on ACE’s consolidated statement of operations.

	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
($ millions, except per share amounts)	2005	2006	2006	2006	2006	2007(2)	2007(3)	2007

Operating revenues	$2,362	$2,484	$2,682	$2,947	$2,544	$2,625	$2,410	$3,022
Special charge for Aeroplan miles(1)	-	-	-	(102)	-	-	-	-
Operating revenues	2,362	2,484	2,682	2,845	2,544	2,625	2,410	3,022

Operating expenses	(2,396)	(2,546)	(2,501)	(2,642)	(2,471)	(2,654)	(2,340)	(2,682)

Operating income (loss)(4)	(34)	(62)	181	203	73	(29)	70	340

Total non-operating income (expense), non-controlling interest, foreign exchange gain (loss) and income tax (5)	(68)	180	55	(100)	(122)	(43)	21	(116)

Net income (loss)	$(102)	$118	$236	$103	$(49)	$(72)	$91	$224

Earnings (loss)
Per share – basic	$(1.01)	$1.15	$2.32	$1.01	$(0.48)	$(0.70)	$1.14	$2.17
Per share – diluted	$(1.01)	$1.12	$2.05	$0.95	$(0.48)	$(0.70)	$0.98	$1.84

1.	Quarter 3 2006 includes a special charge of $102 million in connection with Air Canada’s obligations for the redemption of pre-2002 Aeroplan miles.
2.	ACE ceased consolidating Aeroplan’s results effective March 14, 2007.
3.	ACE ceased consolidating Jazz’s results effective May 24, 2007.
4.
Quarter 1 2006 includes a special charge for labour restructuring of $33 million. Quarter 4 2006 includes a $8 million reduction to the special charge for labour due to the favourable impact of attrition and other factors which reduced the cost of achieving the target to $25 million.  Quarter 1 2007 and Quarter 2 2007 include special charges for labour restructuring of $9 million and $6 million, respectively.

5.
Quarter 1 2006 includes a dilution gain of $220 million and a tax provision of $10 million as a result of ACE’s IPO of Jazz Air Income Fund.  Quarter 2 2006 includes a gain of $100 million and a tax provision of $17 million relating to the sale of 3.25 million shares of its holdings in US Airways.  Quarter 3 2006 includes a gain of $52 million and a tax provision of $9 million relating to the sale of 1.25 million shares of its holdings in US Airways.  Quarter 4 2006 includes a dilution gain of $25 million and a tax expense of $4 million related to the Air Canada initial public offering.  Quarter 2 2007 includes a gain of $4 million and a tax provision of $1 million relating to the sale of 0.249 million shares of its holdings in US Airways.  Quarter 3 2007 includes a gain of $4 million and a tax provision of $1 million relating to the sale of 0.251 million shares of its holdings in US Airways.

Seasonality

Air Canada and Jazz have historically experienced greater demand for their services in the second and third quarters of the calendar year as a result of the high number of leisure travelers and their preference for travel during the spring and summer months.  Both airlines have substantially fixed costs that do not fluctuate proportionately with passenger demand and load factors.  The ACTS segment has experienced lower activity in the third quarter of the calendar year, as the high demand for travel during the summer months results in airlines scheduling their maintenance services outside of that peak travel period.

32

Management’s Discussion and Analysis
Quarter 3 2007

10. DERIVATIVES AND FINANCIAL INSTRUMENTS

The Corporation manages its exposure to changes in interest rates, foreign exchange rates and jet fuel prices through the use of various derivative financial instruments.

Fuel Price Risk Management

To manage its exposure to jet fuel prices and minimize volatility in operating cash flows, Air Canada enters into derivative contracts with financial intermediaries.  As at September 30, 2007, Air Canada had mainly collar options and swap structures in place to hedge a portion of its anticipated jet fuel requirement over the 2007 and 2008 periods.  Since jet fuel is not traded on an organized futures exchange, liquidity for hedging this commodity is relatively limited in the long-term.  Air Canada uses crude oil and heating oil for hedging its exposure to jet fuel price volatility.  Air Canada does not purchase or hold any derivative financial instruments for trading purposes.

In Quarter 3 2007, maturing fuel derivative contracts were cash settled for $20 million in favour of Air Canada, of which $10 million related to contracts designated under hedge accounting and $10 million related to contracts classified as economic hedges.

As at September 30, 2007, Air Canada had hedged 44% of the remainder of its projected fuel requirement for 2007 and 3% of its projected fuel requirement for 2008.  The total fair market value of the derivative contracts recognized under deposits and other assets amounted to $37 million in favour of Air Canada, of which $24 million was classified as hedges under hedge accounting and $13 million was classified under economic hedges.  Refer to section 8.8 of this MD&A for additional information on Air Canada’s hedging positions as at November 8, 2007.

Air Canada designates its fuel derivatives as cash flow hedges and applies hedge accounting as prescribed under CICA section 3865, Hedges.  Air Canada also holds certain fuel derivatives instruments that do not qualify for hedge accounting; management believes these derivatives constitute good economic hedges in managing its exposure to jet fuel prices.  These contracts, classified as economic hedges, are recorded at fair value at each balance sheet date and the change in fair value is recognized in non-operating income (expense).

Fuel derivative instruments designated under hedge accounting result in all period changes in the fair value of the hedging items that are considered effective being recorded in Accumulated Other Comprehensive Income (“AOCI”) until the underlying jet fuel is consumed.  Upon maturity of the hedging item, the effective gains and losses are recorded in fuel expense.  The ineffective component of the change in fair value is recorded in non-operating income (expense).  Air Canada is exposed to the risk that periodic changes in fair value will not be perfectly effective.  As defined by Air Canada’s fuel hedging policy, ineffectiveness results when the change in the derivative’s fair value does not perfectly offset the change in the intrinsic value of the anticipated jet fuel purchase.  The ineffective portion relating to the change in a derivative’s intrinsic value is calculated by comparing it to the change in intrinsic value of a proxy perfect hedge based on Air Canada’s jet fuel weighted average price.  As Air Canada’s current policy does not take into account variables affecting fair value such as volatility and time value of money, a significant component of the change in fair value of outstanding fuel derivatives may be recorded as ineffective under the current policy.

Ineffectiveness is inherent in hedging diversified jet fuel purchases with derivative positions in crude oil and related commodities and in the differences between intrinsic values and fair values of the derivative instruments, especially given the magnitude of volatility observed in oil market prices.  Air Canada is unable to predict the amount of ineffectiveness that could be recorded for each period.  This may result, and has resulted, in increased volatility in the accounting results of Air Canada but has no impact on the underlying cash flows.

Refer to Note 7 to ACE’s interim unaudited consolidated financial statements for additional information.

33

Management’s Discussion and Analysis
Quarter 3 2007

Foreign Exchange Risk Management

In Quarter 1 2007, currency swaps for five CRJ aircraft leases with third parties were settled at their fair value of $10 million (which was equal to the carrying value) upon the expiry of the lease term.

Air Canada enters into certain foreign exchange forward contracts or currency swaps to manage the risks associated with foreign currency exchange rates.  As at September 30, 2007, Air Canada had entered into foreign currency forward contracts and option agreements on US$2.3 billion of future purchases in 2007, 2008 and 2009.  The fair value of these foreign currency contracts as at September 30, 2007 was $159 million in favour of the counterparties (December 31, 2006 - $25 million in favour of Air Canada on $503 million of future purchases in 2007).  These derivative instruments have not been designated as hedges for accounting purposes.  The unrealized loss has been recorded in foreign exchange.

Asset-Backed Commercial Paper (ABCP)

Air Canada has $37 million ($32 million net of a fair value adjustment) in a non-bank sponsored ABCP which has been recorded in deposits and other assets on Air Canada’s consolidated statement of financial position.  These investments, which were scheduled to mature during the third quarter of 2007, were previously recorded in cash and cash equivalents and the transfer to deposits and other assets was reflected as an investing activity on Air Canada’s third quarter 2007 consolidated statement of cash flows.  The restructuring deadline for the ABCP has been extended to December 2007.  There is uncertainty as to when these investments will settle and the amount of the settlement.

In Quarter 3 2007, Air Canada recorded a charge of $5 million ($3 million after tax) in non-operating income (expense).  The charge was based on a number of assumptions as to the fair value of the investments including factors such as estimated cash flow scenarios and risk-adjusted discounted rates.  The assumptions used in estimating the fair value of the investments are subject to change, which may result in further adjustments to non-operating results in the future.

11. OFF-BALANCE SHEET ARRANGEMENTS

Information on ACE’s off-balance sheet arrangements is provided in ACE’s 2006 annual MD&A dated February 14, 2007.

12. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures within ACE are designed to provide reasonable assurance that all relevant information is identified to its Disclosure Policy Committee to ensure appropriate and timely decisions are made regarding public disclosure.

ACE’s 2006 Annual Report contains a statement that the Chairman, President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”) have concluded that ACE’s disclosure controls and procedures are effective based upon an evaluation of these controls and procedures conducted at December 31, 2006.

Changes in Internal Controls over Financial Reporting

There were no changes to ACE’s internal controls over financial reporting during the nine months ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

34

Management’s Discussion and Analysis
Quarter 3 2007

13. RISK FACTORS

For a detailed description of the risk factors associated with the Corporation, refer to the section entitled “Risk Factors” in ACE’s 2006 annual MD&A dated February 14, 2007 (the “2006 MD&A”).  The Corporation is not aware of any significant changes to the Corporation’s risk factors from those disclosed at that time.  However, the risk factors under Current Legal Proceedings in the 2006 MD&A are revised to provide for the following updates relating to investigations of alleged anti-competitive cargo pricing activities and to include the following proceedings between Air Canada and Porter Airlines Inc.

Current Legal Proceedings

The European Commission, the United States Department of Justice and the Competition Bureau in Canada, among other competition authorities, are investigating alleged anti-competitive cargo pricing activities, including the levying of certain fuel surcharges, of a number of airlines and cargo operators, including Air Canada. Competition authorities have sought or requested information from Air Canada as part of their investigations.  Air Canada is cooperating with these investigations, which are likely to lead to proceedings against Air Canada and a number of airlines and other cargo operators in certain jurisdictions.  Air Canada is also named as a defendant in a number of class action lawsuits that have been filed before the United States District Court and in Canada in connection with these allegations.  It is not possible at this time to predict with any degree of certainty the outcome of these proceedings, but these proceedings may result in liability to Air Canada, which may be material. It is Air Canada’s policy to conduct its business in full compliance with all applicable competition laws.

In February 2006, Jazz commenced proceedings before the Ontario Superior Court of Justice against certain defendants including Porter Airlines Inc. after Jazz became aware that it would be excluded from operating flights from Toronto City Centre (Island) Airport.  On October 26, 2007, the defendants counter-claimed against Jazz and Air Canada alleging various violations of competition law, including that Jazz and Air Canada’s commercial relationship contravenes Canadian competition laws, and claiming $850 million in damages.  Air Canada views the defendants’ counterclaim as frivolous and without merit.

35

Management’s Discussion and Analysis
Quarter 3 2007

14. SUBSEQUENT EVENTS

DISPOSAL OF INTEREST IN ACTS

On October 16, 2007, ACE completed the sale of a 70% interest in ACTS.  On closing, ACE received net cash proceeds of $723 million, which included the settlement of a $200 million intercompany note payable from ACTS to ACE.  Within six months of closing, ACE may receive up to an additional $40 million in cash proceeds from funds held in escrow, conditional upon the completion of certain supplier contracts within specified terms.  Following the redemption of the exchangeable share issued to a party related to Grupo TACA and the establishment of an initial ACTS Long Term Incentive Plan, ACE holds a 23% equity interest in the New ACTS with a fair value of $83 million.  Refer to section 4 of this MD&A for additional information.

DISPOSAL OF AEROPLAN INCOME FUND UNITS

On October 22, 2007, ACE completed the sale of 22.0 million trust units of Aeroplan Income Fund at a price of $21.90 per unit, for net proceeds of $463 million.  Immediately following the closing of the offering, ACE’s interest in Aeroplan Income Fund represented 20.1% of units issued and outstanding.  Refer to section 4 of this MD&A for additional information.

DISPOSAL OF JAZZ INCOME FUND UNITS

On October 22, 2007, the Corporation completed the sale of 35.5 million trust units of Jazz Air Income Fund at a price of $7.75 per unit, for net proceeds of $263 million.  Immediately following the closing of the offering, ACE’s interest in Jazz Air Income Fund represented 20.1% of units issued and outstanding.  Refer to section 4 of this MD&A for additional information.

36

Management’s Discussion and Analysis
Quarter 3 2007

15. NON-GAAP FINANCIAL MEASURES

EBITDAR/EBITDA

EBITDAR (earnings before interest, taxes, depreciation, amortization, obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent, depreciation, obsolescence and amortization, as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets.  For businesses without aircraft rent, such as Aeroplan and ACTS, EBITDA (earnings before interest, taxes, depreciation, amortization and obsolescence) is used to view operating results before depreciation, amortization and obsolescence, as these costs can vary significantly among companies due to differences in the way companies finance their assets.  EBITDAR and EBITDA are not recognized measures for financial statement presentation under GAAP and do not have a standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies.  EBITDAR and EBITDA are reconciled to operating income (loss) as follows:

	Quarter 3			Nine months ended September 30
($ millions)	2007	2006	$ Change	2007	2006	$ Change

Air Canada
GAAP operating income	$351	$130	$221	$361	$119	$242
Add back:
Aircraft rent	66	80	(14)	220	258	(38)
Depreciation, amortization and obsolescence	144	125	19	408	358	50
EBITDAR	$561	$335	$226	$989	$735	$254
Add back:
Special charge for Aeroplan miles	-	102	(102)	-	102	(102)
Special charge for labour restructuring	-	-	-	-	28	(28)
EBITDAR excluding special charges	$561	$437	$124	$989	$865	$124

Aeroplan(1)
GAAP operating income	$-	$33	$(33)	$40	$103	$(63)
Add back:
Depreciation, amortization and obsolescence	-	3	(3)	3	11	(8)
EBITDA	$-	$36	$(36)	$43	$114	$(71)

Jazz(1)
GAAP operating income	$-	$39	$(39)	$62	$111	$(49)
Add back:
Aircraft rent	-	35	(35)	57	100	(43)
Depreciation, amortization and obsolescence	-	5	(5)	9	16	(7)
EBITDAR	$-	$79	$(79)	$128	$227	$(99)

1.
The information above reflects Aeroplan results from January 1 to March 13, 2007 and Jazz results from January 1 to May 23, 2007.  ACE ceased consolidating Aeroplan’s and Jazz’s results effective March 14, 2007 and May 24, 2007, respectively.

37

Management’s Discussion and Analysis
Quarter 3 2007

	Quarter 3			Nine months ended September 30
($ millions)	2007	2006	$ Change	2007	2006	$ Change

ACTS
GAAP operating income (loss)	$5	$4	$1	$17	$(14)	$31
Add back:
Depreciation, amortization and obsolescence	10	8	2	30	23	7
EBITDA	$15	$12	$3	$47	$9	$38
Add back:
Special charge for labour restructuring	-	-	-	15	5	10
EBITDA excluding special charges	$15	$12	$3	$62	$14	$48

ACE Consolidated(1)
GAAP operating income	$340	$203	$137	$407	$322	$85
Add back:
Aircraft rent	66	108	(42)	261	334	(73)
Depreciation, amortization and obsolescence	147	145	2	442	419	23
EBITDAR	$553	$456	$97	$1,110	$1,075	$35
Add back:
Special charge for Aeroplan miles	-	102	(102)	-	102	(102)
Special charge for labour restructuring	-	-	-	15	33	(18)
EBITDAR excluding special charges	$553	$558	$(5)	$1,125	$1,210	$(85)

1.
The information above reflects Aeroplan results from January 1 to March 13, 2007 and Jazz results from January 1 to May 23, 2007.  ACE ceased consolidating Aeroplan’s and Jazz’s results effective March 14, 2007 and May 24, 2007, respectively.

38

Management’s Discussion and Analysis
Quarter 3 2007

Operating Income (Loss) excluding Special Charges

ACE uses operating income (loss) excluding the special charges for Aeroplan miles and labour restructuring to assess the operating performance of its ongoing business without the effects of these special charges. These items are excluded from ACE financial results and from Air Canada and ACTS results as they could potentially distort the analysis of trends in business performance.  The special charge for Aeroplan miles was for the full and final settlement between the parties in connection with Air Canada’s obligation for the redemption of pre-2002 Aeroplan miles.  The special charge for labour restructuring in 2006 was for the total cost of the 20% non-unionized workforce reduction plan announced in February 2006.  The special charge for labour restructuring in 2007 was for the cost of the workforce reduction resulting from the termination of a third party heavy maintenance contract.

The following measure is not a recognized measure for financial statement presentation under Canadian GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

Operating income (loss) excluding special charges for labour restructuring is reconciled to operating income as follows:

	Quarter 3			Nine months ended September 30
($ millions)	2007	2006	$ Change	2007	2006	$ Change

Air Canada
GAAP operating income	$351	$130	$221	$361	$119	$242
Add back:
Special charge for Aeroplan miles	-	102	(102)	-	102	(102)
Special charge for labour restructuring	-	-	-	-	28	(28)
Operating income, excluding special charges	$351	$232	$119	$361	$249	$112

ACTS
GAAP operating income (loss)	$5	$4	$1	$17	$(14)	$31
Add back:
Special charge for labour restructuring	-	-	-	15	5	10
Operating income (loss), excluding special charges	$5	$4	$1	$32	$(9)	$41

ACE(1)
GAAP operating income	$340	$203	$137	$407	$322	$85
Add back:
Special charge for Aeroplan miles	-	102	(102)	-	102	(102)
Special charge for labour restructuring	-	-	-	15	33	(18)
Operating income, excluding special charges	$340	$305	$35	$422	$457	$(35)

1.
The information above reflects Aeroplan results from January 1 to March 13, 2007 and Jazz results from January 1 to May 23, 2007.  ACE ceased consolidating Aeroplan’s and Jazz’s results effective March 14, 2007 and May 24, 2007, respectively.

39

Management’s Discussion and Analysis
Quarter 3 2007

16. GLOSSARY OF TERMS

EBITDAR— EBITDAR is earnings before interest, taxes, depreciation, amortization, obsolescence and aircraft rent and is a non-GAAP financial measure;

EBITDA— EBITDA is earnings before interest, taxes, depreciation, amortization and obsolescence and is a non-GAAP financial measure;

Available Seat Miles or ASMs— A measure of passenger capacity calculated by multiplying the total number of seats available for passengers by the miles flown;

Jazz CPA— An amended and restated capacity purchase agreement, effective January 1, 2006, between Air Canada and Jazz;

Passenger Load Factor— A measure of passenger capacity utilization derived by expressing Revenue Passenger miles as a percentage of Available Seat Miles;

Passenger Revenue per Available Seat Mile or RASM— Average passenger revenue per ASM;

Revenue Passenger Miles or RPMs— A measure of passenger traffic calculated by multiplying the total number of revenue passengers carried by the miles they are carried;

Yield— Average passenger revenue per RPM.

40

Document 3

Form 52-109F2 - Certification of Interim Filings

I, Robert A. Milton, President and Chief Executive Officer of ACE Aviation Holdings Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of ACE Aviation Holdings Inc., (the "issuer") for the interim period ending September 30, 2007;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 9, 2007
(signed) Robert A. Milton
_______________________

Robert A. Milton
President and Chief Executive Officer

Document 4

Form 52-109F2 - Certification of Interim Filings

I, Brian Dunne, Executive Vice-President and Chief Financial Officer of ACE Aviation Holdings Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of ACE Aviation Holdings Inc., (the "issuer") for the interim period ending September 30, 2007;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 9, 2007

(signed) Brian Dunne
_______________________

Brian Dunne
Executive Vice-President and Chief Financial Officer

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE Aviation Holdings Inc.
(Registrant)
Date:	November 9, 2007	By:	(signed) Brian Dunne
			Name:	Brian Dunne
			Title:	Executive Vice-President and Chief Financial Officer